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INDEX TO FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS OF BOAZ ENERGY II, LLC

As confidentially submitted to the Securities and Exchange Commission on December 14, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Draft Submission No. 1

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PermRock Royalty Trust (Exact Name of co-registrant as specified in its charter)	Boaz Energy II, LLC (Exact Name of co-registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
1311 (Primary Standard Industrial Classification Code Number)	1311 (Primary Standard Industrial Classification Code Number)
82-6725102 (I.R.S. Employer Identification No.)	80-0951892 (I.R.S. Employer Identification No.)
Southwest Bank P.O. Box 962020 Fort Worth, Texas 76162 (855) 588-7839 (Address, including zip code, and telephone number, including area code, of co-registrant's Principal Executive Offices)
201 West Wall Street, Suite 421
Midland, Texas 79701
(432) 253-7074
Attention: Marshall Eves
(Address, including zip code, and telephone number, including area code, of co-registrant's Principal Executive Offices)
Lee Ann Anderson Southwest Bank P.O. Box 962020 Fort Worth, Texas 76162 (817) 298-5587 (Name, address, including zip code, and telephone number, including area code, of agent for service)	Marshall J. Eves 201 West Wall Street, Suite 421 Midland, Texas 79701 (432) 253-7074 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David P. Oelman Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	John M. Greer Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

            If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Units of Beneficial Interest in PermRock Royalty Trust	$	$

(1)
Includes trust units issuable upon exercise of the underwriters' option to purchase additional trust units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)
To be paid in connection with the initial filing of the registration statement.

            The co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated                , 2018.

PRELIMINARY PROSPECTUS

Trust Units

This is the initial public offering of units of beneficial interest in PermRock Royalty Trust, or the "trust." Immediately prior to the closing of this offering, Boaz Energy will convey a Net Profits Interest in certain oil and natural gas properties to the trust in exchange for               trust units. Boaz Energy is offering                trust units to be sold in this offering and will receive all of the net proceeds derived therefrom. After the offering, Boaz Energy will own               trust units, or               trust units if the underwriters exercise their option to purchase additional trust units from Boaz Energy. Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. The trust is an "emerging growth company" and is eligible for reduced reporting requirements. See "Prospectus Summary — Emerging Growth Company Status."

No public market currently exists for the trust units. The trust intends to apply to have the trust units approved for listing on the New York Stock Exchange under the symbol "PRT."

Boaz Energy expects that the public offering price will be between $           and $           per trust unit.

The trust units.    Trust units are equity securities of the trust and represent undivided beneficial interests in the trust assets. They do not represent an equity interest in Boaz Energy.

The trust.    The trust will own the Net Profits Interest, which represents the right to receive 80% of the net profits from the sale of oil and natural gas production from certain properties located in the Permian Basin in Texas, or the "Underlying Properties," held by Boaz Energy as of the date of the conveyance of the Net Profits Interest to the trust. Boaz Energy will retain the remaining 20% of the net profits from the sale of production from the Underlying Properties as of the date of the conveyance.

The trust unitholders.    As a trust unitholder, you will receive monthly distributions of cash from the net proceeds that the trust receives from Boaz Energy pursuant to the Net Profits Interest. The first distribution is expected to be made in May 2018. The trust's ability to pay monthly cash distributions will depend on its receipt of net profits attributable to the Net Profits Interest, which will depend upon, among other things, volumes produced, wellhead prices, price differentials, production and development costs, potential reductions or suspensions of production and the amount and timing of trust administrative expenses.

Investing in the trust units involves a high degree of risk. Please read "Risk Factors" beginning on page 21 of this prospectus.

	Per Trust Unit	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Boaz Energy	$	$

(1)
Excludes a structuring fee of      % of the gross proceeds of the offering payable to Wells Fargo Securities, LLC by Boaz Energy for the evaluation, analysis and structuring of the trust.

Boaz Energy has granted the underwriters a 30-day option to purchase up to an additional               trust units from it on the same terms and conditions set forth above if the underwriters sell more than               trust units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Wells Fargo Securities, LLC, on behalf of the underwriters, expects to deliver the trust units on or about               , 2018.

Wells Fargo Securities	Goldman Sachs & Co. LLC	UBS Investment Bank

Prospectus dated                , 2018

[Cover art to come]

Note Regarding This Confidential Submission No. 1

          This Confidential Submission No. 1 omits information regarding the Crane County Acquired Properties and Crane County Underlying Properties because full year 2017 information is not yet available. The acquisition of such properties is approximately 25% significant under Rule 3-05 of Regulation S-X. The registrants have included "placeholder" disclosure regarding these properties that they expect will appear in the first submission or filing that contains financial information as of and for the twelve months ended December 31, 2017.

Important Notice About Information in This Prospectus

          Boaz Energy and the trust have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or a solicitation of an offer to buy the trust units in any jurisdiction where such offer and sale would be unlawful. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this document. The trust's business, financial condition, results of operations and prospects may have changed since such date. Southwest Bank assumes no responsibility for the contents of this prospectus.

i

 Presentation of Financial and Operating Data

          Unless otherwise indicated, the financial information and operational data for the Underlying Properties presented in this prospectus for the year ended December 31, 2016 is presented on a pro forma basis to give effect to the acquisition of the Memorial Underlying Properties (as defined herein) as if such acquisition had occurred on January 1, 2016. Unless otherwise indicated, the financial information and operational data for the Underlying Properties presented in this prospectus for the year ended December 31, 2017 is presented on a pro forma basis to give effect to the acquisition of the Crane County Underlying Properties as if such acquisition had occurred on January 1, 2017. The financial data for the Memorial Underlying Properties and the Crane County Underlying Properties presented in this prospectus does not give effect to any derivative transactions prior to their acquisition by Boaz Energy. Financial and certain other information presented in this prospectus have been rounded, and, as a result, the sum of numbers in a column may not conform exactly to the total figure given for that column in certain parts of this prospectus. Additionally, certain percentages presented reflect calculations based upon the underlying information prior to rounding, and, as a result, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Industry and Market Data

          The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although Boaz Energy and the trust believe these third-party sources are reliable as of their respective dates, Boaz Energy, the trust and the underwriters have not independently verified the accuracy or completeness of this information. Some data is also based on Boaz Energy's good faith estimates. The industry in which Boaz Energy operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Commonly Used Defined Terms

          As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:

          "Boaz Energy" or "sponsor" refers to Boaz Energy II, LLC, a Delaware limited liability company, formed by members of its management team and NGP in September 2013.

          "Crane County Acquired Properties" refers to certain Permian Basin oil and natural gas leasehold acreage acquired by Boaz Energy on December     , 2017.

          "Crane County Underlying Properties" refers to the Crane County Acquired Properties that will be included in the Underlying Properties and that will be subject to the Net Profits Interest.

          "Memorial Acquired Properties" refers to certain Permian Basin oil and natural gas leasehold acreage acquired by Boaz Energy on June 14, 2016.

          "Memorial Underlying Properties" refers to the Memorial Acquired Properties that will be included in the Underlying Properties and that will be subject to the Net Profits Interest.

          "Net Profits Interest" refers to the conveyance to the trust by Boaz Energy of a net profits interest representing the right to receive 80% of the net profits from the sale of oil and natural gas production from the Underlying Properties.

          "NGP" refers to Natural Gas Partners, a family of energy-focused private equity investment funds.

          "Underlying Properties" refers to certain Permian Basin oil and natural gas leasehold acreage held by Boaz Energy as of the date of the conveyance of the Net Profits Interest that will be subject to the Net Profits Interest, including the Crane County Underlying Properties and the Memorial Underlying Properties.

ii

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors, the financial statements and notes to those statements. Unless otherwise indicated, all information in this prospectus assumes (i) an initial public offering price of $         per trust unit (the midpoint of the range set forth on the cover page of this prospectus) and (ii) no exercise of the underwriters' option to purchase additional trust units.

          Cawley, Gillespie & Associates, Inc., referred to in this prospectus as "Cawley Gillespie," an independent engineering firm, provided the estimates of proved oil and natural gas reserves as of September 30, 2017 included in this prospectus. These estimates are contained in summaries prepared by Cawley Gillespie of its reserve reports as of September 30, 2017 for the Underlying Properties and the trust's Net Profit Interest. These summaries are located at the back of this prospectus in Annexes R-1 and R-2 and are collectively referred to in this prospectus as the "reserve reports." Boaz Energy prepared the estimates of proved oil and natural gas reserves as of December 31, 2016. You will find definitions for terms relating to the oil and natural gas business in "Glossary of Certain Oil and Natural Gas Terms."

 PermRock Royalty Trust

          PermRock Royalty Trust is a Delaware statutory trust formed in November 2017 by Boaz Energy, a portfolio company of NGP that is focused on the acquisition, development and operation of oil and natural gas properties in the Permian Basin. PermRock Royalty Trust will own a Net Profits Interest representing the right to receive 80% of the net profits from the sale of oil and natural gas production from the Underlying Properties, which are located in the Permian Basin in Texas and are held by Boaz Energy as of the date of the conveyance of the Net Profits Interest to the trust. The trust will make monthly cash distributions of all of its monthly cash receipts, after deduction of fees and expenses for the administration of the trust and any cash reserves, to holders of its trust units as of the applicable record date (generally the last business day of each calendar month) on or before the 10th business day after the record date. The first distribution is expected to be made in May 2018. The Net Profits Interest will be entitled to a share of the profits from and after January 1, 2018 attributable to production occurring on or after such date. The trust is not subject to any pre-set termination provisions based on a maximum volume of oil or natural gas to be produced or the passage of time.

The Underlying Properties

          The Underlying Properties are located in the Permian Basin, the most prolific oil producing area in the United States according to the Energy Information Administration of the U.S. Department of Energy (the "EIA"). The Permian Basin extends over 75,000 square miles in West Texas and Southeastern New Mexico, consists of multiple, stacked hydrocarbon-bearing formations and has produced over 30 billion Bbls of oil and more than 75 Tcf of natural gas since its discovery in 1921. The basin is further characterized by a favorable operating environment, high oil and liquids-rich natural gas content, significant in-place midstream infrastructure, a well-developed network of oilfield service providers and long-lived reserves with generally consistent geologic attributes and reservoir quality.

          The Underlying Properties consist of long-life reserves in mature, conventional oil fields with an established production profile. Through the application of waterflooding and additional development activities, Boaz Energy has and expects to continue to experience significant increases in production from the Underlying Properties in the near term followed by a return to the Underlying Properties' natural decline rates. For example, since the acquisition of its Kingdom Clearfork acreage in September 2014, Boaz Energy has increased the average daily net production from this field from 115 Boe/d during the three months ended October 31, 2014 to 631 Boe/d during the three months ended September 30, 2017, primarily through the implementation of waterflood operations and associated development activities.

          Waterflooding is a form of secondary oil recovery that is used to enhance the recovery of oil by repressurizing a reservoir through water injection and pushing or "sweeping" oil to existing producing wellbores at a relatively low capital cost. Waterflooding is often used once initial conventional production from naturally occurring reservoir pressure has begun to decline. Following the commencement of a waterflood, water typically fills the reservoir over a six to eighteen month period. During this period, production slowly increases toward a peak over, on average, a two-year period, as water injected through injection wells continues to flood the formation and sweep oil toward producing wells. After reaching its peak, production will typically slowly return to historical decline rates. Secondary recovery significantly increases total produced volumes from a given target formation, with some estimates indicating that the volumes recovered from secondary recovery techniques can be more than double the amount recovered through primary recovery. Waterflooding was first utilized in Texas in the 1930s and has remained a significant method of recovery even as production from horizontal drilling and hydraulic fracturing has increased. A large number of operators, including Occidental Petroleum Corporation, Exxon Mobil Corporation, ConocoPhillips Corporation, Apache Corporation, Chevron Corporation, Devon Energy Corporation and Kinder Morgan, Inc., continue to develop and produce from conventional reservoirs using secondary and tertiary recovery techniques, including waterfloods, because of the predictability of results and attractive margins.

          The Underlying Properties consist of the following four operating areas:

          The Permian Clearfork area consists of 2,434 net acres on the Central Basin Platform of the Permian Basin in Hockley and Terry Counties, Texas. Since the commencement of drilling activities in 1965 through September 30, 2017, the Underlying Properties in the Permian Clearfork area have cumulative gross production of 4.5 MMBbls of oil and 1.1 Bcf of natural gas. A majority of the production in the Permian Clearfork area comes from wells in the Kingdom Clearfork field, which primarily produce from the Clearfork formation. The majority of Boaz Energy's capital expenditures in this field, including expenditures related to infrastructure and initial waterflood operations, have been completed. The waterflood is in the early to middle phases of reservoir fill up and the rate of production has begun to increase. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Clearfork have 6.0 net (8.6 gross) MMBoe of total proved reserves, 81.4% of which are proved developed reserves. The Kingdom Clearfork's proved developed non-producing and undeveloped reserves will require capital expenditures of approximately $9.8 million through December 31, 2022, or approximately $3.26 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated in the Kingdom Clearfork field over the next several years from continued waterflood response and the expansion of waterflood operations into the western portions of the field.

          The Permian Abo area consists of 1,667 net acres on the Central Basin Platform of the Permian Basin in Terry and Cochran Counties, Texas. Since the commencement of drilling activities in 1970 through September 30, 2017, the Underlying Properties in the Permian Abo area have cumulative gross production of 5.4 MMBbls of oil and 0.2 Bcf of natural gas. A majority of the production in the Permian Abo area comes from wells in the Kingdom Abo field, which primarily produce from the Abo formation. The majority of Boaz Energy's capital expenditures in this field, including expenditures related to infrastructure and initial waterflood operations, have been completed. The waterflood is in the early to middle phases of reservoir fill up and the rate of production has begun to increase. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Abo have 2.8 net (4.8 gross) MMBoe of total proved reserves, 94.9% of which are proved developed reserves. The Permian Abo's proved developed non-producing and undeveloped reserves will require capital expenditures of approximately $3.0 million through December 31, 2022, or approximately $3.08 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated in the Kingdom Abo field over the next several years from continued waterflood response as well as refracturing existing wells and infill drilling.

          The Permian Shelf area consists of 14,727 net acres on the Eastern Shelf of the Permian Basin in Glasscock, Schleicher, Stonewall and Coke Counties, Texas. Since the commencement of drilling activities in 1948 through September 30, 2017, the Underlying Properties in the Permian Shelf area have cumulative gross production of 23.6 MMBbls of oil and 16.0 Bcf of natural gas. A significant portion of the production in the Permian Shelf area comes from wells in the Fort McKavitt and Flowers fields, which primarily produce from the Canyon formation. A significant portion of Boaz Energy's capital expenditures in these fields, including expenditures related to infrastructure and initial waterflood operations, have been completed. The waterfloods are in the early to middle phases of reservoir fill up, and the rate of production has begun to increase. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Shelf have 4.7 net (7.7 gross) MMBoe of total proved reserves, 40.1% of which are proved developed reserves. The Permian Shelf's proved developed non-producing and undeveloped reserves will require capital expenditures of approximately $13.1 million through December 31, 2022, or approximately $4.08 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated over the next several years through continued waterflooding operations, expansion of the waterflood operations, recompleting existing wells in new formations and drilling additional infill wells.

          The Permian Platform area consists of 2,884 net acres on the Central Basin Platform of the Permian Basin in Ward, Crane, Terry and Ector Counties, Texas. Since the commencement of drilling activities in 1958 through September 30, 2017, the Underlying Properties in the Permian Platform area have cumulative gross production of 4.8 MMBbls of oil and 10.2 Bcf of natural gas. The properties primarily produce from the Clearfork, San Andres, and Devonian formations. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Platform have 0.5 net (2.4 gross) MMBoe of total proved reserves, all of which are proved developed. The Permian Platform's proved developed non-producing reserves will require capital expenditures of approximately $0.04 million through December 31, 2022, or approximately $0.92 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated in this area over the next several years through recompleting existing wells in new formations and additional developmental drilling.

Estimated Proved Reserves

          The Underlying Properties had approximately 14.0 MMBoe of proved reserves as of September 30, 2017, which were approximately 92% oil and 71% proved developed reserves based on reserve reports prepared by Cawley Gillespie in accordance with criteria established by the Securities and Exchange Commission (the "SEC"). The Underlying Properties produced approximately 1,759 net Boe/d from 398 gross (290 net) producing wells for the three months ended September 30, 2017 and Boaz Energy operated approximately 91% of the net production from the Underlying Properties during that period.

The following table summarizes certain information regarding the proved reserves and production associated with the Underlying Properties as of and for the period indicated.

	As of September 30, 2017 except as otherwise noted
						Average Daily Net Production For Three Months Ended September 30, 2017 (Boe/d)	80% of Proved Reserves of the Underlying Properties (MBoe)(5)
	Proved Reserves(1)
Underlying Properties by Operating Area	PV-10 Value(2) (In millions)	Total (MBoe)(3)	% Oil	% Proved Developed Reserves	R/P Ratio(4)
Permian Clearfork	$83.6	6,041	98.1%	81.4%	28.1	749	4,833
Permian Abo	39.3	2,791	100.0%	94.9%	24.8	338	2,233
Permian Shelf	52.8	4,684	82.7%	40.1%	26.3	503	3,747
Permian Platform	5.5	516	73.3%	100.0%	8.3	170	413

Total	$181.2	14,033	92.4%	71.0%	24.7	1,759	11,226

(1)
In accordance with the rules and regulations promulgated by the SEC, the proved reserves presented above were determined using the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period from October 1, 2016 through September 30, 2017, without giving effect to any hedge transactions, and were held constant for the life of the properties. This yielded a price for oil of $49.81 per Bbl and a price for natural gas of $3.00 per MMBtu, in each case, before adjustments for quality, transportation fees and differentials. Oil equivalents in the table are the sum of the barrels of oil and the oil equivalent barrels of the stated Mcf of natural gas, calculated on the basis that six Mcf of natural gas are the energy equivalent of one barrel of oil.

(2)
PV-10 is a non-GAAP financial measure calculated as the present value of estimated future net revenue to be generated from the production of proved reserves, discounted using an annual discount rate of 10%. PV-10 differs from the Standardized Measure, the most directly comparable GAAP financial measure, because it excludes the effect of income taxes on future net revenues. The PV-10 value and the standardized measure of discounted future net cash flows do not purport to present the fair value of the oil and natural gas reserves attributable to the Underlying Properties. The registrants intend to reconcile total PV-10 to the Standardized Measure in the first submission or filing that contains financial information as of and for the twelve months ended December 31, 2017.

(3)
Reflects 100% of the proved reserves attributable to Boaz Energy's working interest in the Underlying Properties.

(4)
The R/P ratio, or the reserves-to-production ratio, is a measure of the number of years that a specified reserve base could support a fixed amount of production. For the purposes of this table, this ratio is calculated by dividing total estimated proved reserves of the subject properties as of September 30, 2017 by annual total production for the prior 12 months. Because production rates naturally decline over time, the R/P ratio is not a useful estimate of how long properties should economically produce. Based on the reserve reports, economic production from the Underlying Properties is expected for at least 75 years.

(5)
For information regarding proved reserves related to the Net Profits Interest, please see "The Underlying Properties."

Estimated Future Production

          The chart below, which depicts the forecasted net production from the proved developed and proved undeveloped reserves associated with the Underlying Properties through December 31, 2022 based on the reserve report as of September 30, 2017 prepared by Cawley Gillespie, reflects the expected growth in production resulting from capital expenditures Boaz Energy has made and expects to make in waterflood projects across the Underlying Properties through that date as well as the predictable production and long lived reserves that underlie the Net Profits Interest. Boaz Energy estimates that only approximately 17.7% of the estimated total cash flows associated with the Net Profits Interest through December 31, 2022 will be required to fund its proportionate share of the capital expenditures required to achieve the results presented below.

The Trust's Relationship with Boaz Energy and its Sponsor

          Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed on September 20, 2013 by its management team and an affiliate of NGP, a family of energy-focused private equity investment funds with aggregate committed capital under management of over $10 billion since its inception in 1988. Immediately following this offering, NGP and Boaz Energy's management team will own an effective         % interest in the net profits attributable to the sale of oil and natural gas produced from the Underlying Properties through their retained 20% interest in the net profits from the sale of production from the Underlying Properties and their ownership of         % of the trust units.

Key Investment Considerations

          The following are some key investment considerations related to the Underlying Properties, the Net Profits Interest and the trust units:

  •
  Favorable structure, including perpetual royalty interests, beneficial tax characteristics and simplified tax reporting.  The trust will hold perpetual rather than term interests in the Underlying Properties, which means the trust will own the Net Profits Interest for the full productive life of the properties. Because these are perpetual interests, an investment in the trust units will be treated as a mineral royalty interest that generates ordinary income subject to depletion for U.S. federal income tax purposes. A trust unitholder will receive its tax information annually in a simplified Form 1099 rather than the Form K-1 associated with trusts that are treated as partnerships for tax purposes or master limited partnerships.

  •
  Conventional Permian Basin oil fields with predictable production and long lived reserves.  The Underlying Properties are located in the Permian Basin, which is the most prolific oil-producing area in the United States according to the EIA. Conventional oil producing properties in the Permian Basin are typically characterized by long production histories and shallow, predictable decline rates. The Underlying Properties include multiple long-lived, mature oil fields with significant installed waterflood infrastructure in place and a projected total proved annual production growth rate of 7.5% through December 31, 2022. The Underlying Properties also have well-known geology and a significant inventory of development opportunities. Boaz Energy believes the mature nature of these assets significantly increases the predictability of future production and reserve estimates.

  •
  Substantial proved developed reserves.  Proved developed reserves are the most valuable and lowest risk category of reserves because their production typically does not require significant future development expenses and production from proved reserves tends to be more predictable than production from undeveloped reserves. As of September 30, 2017, approximately 71% of the volumes and 78% of the PV-10 value of the proved reserves associated with the Underlying Properties were attributed to proved developed reserves. Additionally, the Underlying Properties are held by production, so capital expenditures to drill additional wells or extend leases to hold acreage will not be required.

  •
  Substantially complete investments in waterflood infrastructure with limited additional capital requirements related to undeveloped reserves.  Since 2013, Boaz Energy has invested $46.8 million of capital in waterflood and other development projects across the Underlying Properties which it believes constitutes a majority of the capital required for secondary recovery operations across the Underlying Properties. Boaz Energy believes that waterflooding provides these mature properties with upside potential and that limited additional capital expenditures will be required to increase production over the next several years. Based on the reserve reports, Boaz Energy estimates that development of the Underlying Properties' 7.2 MMBoe of proved developed nonproducing and proved undeveloped reserves will require capital expenditures of $25.9 million, or $3.59 per Boe, constituting approximately 17.7% of the total estimated cash flows generated by the Underlying Properties through December 31, 2022.

  •
  Additional development opportunities.  Based on its operating experience in the Permian Basin, Boaz Energy believes that the Underlying Properties are likely to offer economic development opportunities in the future that could meaningfully increase production beyond what is currently projected. For example, Boaz Energy believes the potential exists to increase proved developed reserves through continued waterflood response, and continued and expanded waterflood operations into existing and new areas, such as the eastern portion of the Kingdom Abo field. More broadly, Boaz Energy believes that significant opportunities exist to increase total proved reserves through drilling additional development and infill wells, refracturing existing wells and recompleting existing wells in new formations.

  •
  High operating margins.  The Underlying Properties have historically generated substantial operating margins. For the nine months ended September 30, 2017, direct operating expenses on the Underlying Properties averaged $12.48 per Boe. During the same period, the realized sales price for oil and natural gas averaged $44.05 per Boe, providing an average operating margin of $31.57 per Boe, or 72%.

  •
  Boaz Energy's proven experience, control of operations and relationship with NGP.  Having operated in the Permian Basin for more than 12 years, Boaz Energy's management team is highly experienced in operating the Underlying Properties. Boaz Energy believes it will be able to capitalize on its management's engineering and geologic expertise to increase production, control costs and maintain attractive margins. As the operator of approximately 91% of the net production from the Underlying Properties during the three months ended September 30, 2017, Boaz Energy controls the timing and amount of substantially all discretionary expenditures for operational and development activities with respect to these properties. In addition to being the operator of substantially all of the net production of the Underlying Properties, Boaz Energy owned an average working interest in the Underlying Properties of 73% as of September 30, 2017. The successful development of the properties in the Kingdom Clearfork field reflect the management team's operational capabilities. Since the acquisition of its Kingdom Clearfork acreage in September 2014, Boaz Energy has increased the average daily net production from this field from 115 Boe/d during the three months ended October 31, 2014 to 631 Boe/d during the three months ended September 30, 2017, primarily through the implementation of waterflood operations and associated development activities. In addition to the experience of the Boaz Energy management team, Boaz Energy is supported by NGP, a family of energy-focused private equity investment funds with approximately 30 years of energy investment experience.

  •
  Alignment of interests between Boaz Energy and the trust unitholders.  Immediately following this offering, Boaz Energy will own a 20% interest in the net profits from the sale of production from the Underlying Properties and approximately         % of the trust units, resulting in an effective ownership of approximately         % of the net profits attributable to the sale of oil and natural gas produced from the Underlying Properties. Boaz Energy believes that this significant ownership interest creates a compelling incentive for it to increase production through funding its proportionate share of capital expenditures, pursuing additional development opportunities and maximizing cash flows through efficient operation of the Underlying Properties.

  •
  Mitigated exposure to price volatility through hedging.  To mitigate the negative effects of a possible decline in oil and natural gas prices on distributable income to the trust, Boaz Energy has entered into derivative contracts with respect to approximately          %,         % and         % of expected oil and natural gas production for                      ,                       and                       , respectively, from the total proved reserves attributable to the Underlying Properties. These derivative contracts include a combination of fixed price swaps, collars and floors to protect the trust's downside, while still allowing the trust to participate in increasing oil and natural gas markets. After                      , none of the production attributable to the Underlying Properties will be hedged.

Formation Transactions

          At or prior to the closing of this offering, the following transactions, which are referred to herein as the "formation transactions," will occur:

  •
  Boaz Energy will convey the Net Profits Interest to the trust in exchange for                      trust units, representing all of the outstanding trust units of the trust.

  •
  Boaz Energy will sell                      trust units offered hereby, representing an approximate         % interest in the trust. Boaz Energy will also make available during the 30-day option period up to                      trust units for the underwriters to purchase at the initial offering price to cover over-allotments. Boaz Energy intends to use the proceeds of the offering as disclosed under "Use of Proceeds."

Structure of the Trust

          The following chart shows the relationship of Boaz Energy, the trust and the public trust unitholders immediately after the closing of this offering.

Risk Factors

          An investment in the trust units involves risks associated with fluctuations in energy commodity prices, the operation of the Underlying Properties, certain regulatory and legal matters, the structure of the trust and the tax characteristics of the trust units. Please read carefully the risks described under "Risk Factors" on page 21 of this prospectus.

  •
  Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders.

  •
  The reserves attributable to the Underlying Properties are depleting assets and production from those reserves will diminish over the long term. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time.

  •
  The amount of monthly cash distributions to trust unitholders, if any, may vary significantly and will be dependent on the net profits available from the production of the Underlying Properties. The trust is not expected to consistently maintain or increase distributions over time, and it is possible that no distribution may be made with respect to any particular month.

  •
  Estimates of future cash distributions to trust unitholders are based on assumptions that are inherently subjective.

  •
  Actual reserves and future production may be less than current estimates, which could reduce cash distributions by the trust and the value of the trust units.

  •
  While Boaz Energy anticipates approximately $25.9 million in capital expenditures for development projects through December 31, 2022, of which the Net Profits Interest will bear its proportionate share, Boaz Energy is not obligated to pursue such development projects, and Boaz Energy may elect not to invest additional capital in the Underlying Properties in the future. Even if Boaz Energy were to undertake additional development projects, developing oil and natural gas wells and producing oil and natural gas are costly and high-risk activities with many uncertainties that could adversely affect future production from the Underlying Properties. Any delays, reductions or cancellations in development and producing activities could decrease revenues that are available for distribution to trust unitholders.

  •
  A significant portion of the reserves associated with and production from the Underlying Properties will be influenced by the success of secondary recovery techniques. There are uncertainties associated with such techniques and, if these recovery methods do not result in expected production levels, net profits available for distribution to trust unitholders could be less than expected.

  •
  The trust is passive in nature and neither the trust nor the trust unitholders will have any ability to influence Boaz Energy or control the operation or development of the Underlying Properties.

  •
  The derivative activities related to production from the Underlying Properties could result in financial losses, which could decrease revenues that are available for distribution to trust unitholders.

  •
  The amount of cash available for distribution by the trust will be reduced by the amount of any costs and expenses related to the Underlying Properties and other costs and expenses incurred by the trust.

  •
  The unavailability or high cost of equipment, supplies, personnel and services could increase costs of developing and operating the Underlying Properties and result in a reduction in the amount of cash available for distribution to the trust unitholders.

  •
  The trust units may lose value as a result of title deficiencies with respect to the Underlying Properties.

  •
  Boaz Energy may transfer all or a portion of the Underlying Properties at any time without trust unitholder consent, subject to specified limitations.

  •
  An increase in the differential between the price realized by Boaz Energy for oil or natural gas produced from the Underlying Properties and the New York Mercantile Exchange ("NYMEX") or other benchmark price of oil or natural gas could reduce the profits to the trust and, therefore, the cash distributions by the trust and the value of trust units.

  •
  The generation of profits for distribution by the trust depends in part on access to and operation of gathering, transportation and processing facilities on commercially reasonable terms or otherwise. Any limitation in the availability of those facilities could interfere with sales of oil and natural gas production from the Underlying Properties.

  •
  All of the Underlying Properties are concentrated in the Permian Basin, making the trust vulnerable to risks associated with operating in only one major geographic area.

  •
  The trustee must, under certain circumstances, sell the Net Profits Interest and dissolve the trust prior to the expected termination of the trust. If this were to occur, trust unitholders may not recover their investment.

  •
  Boaz Energy may sell trust units in the public or private markets, and such sales could have an adverse impact on the trading price of the trust units.

  •
  There is no existing market for the trust units, and a trading market that will provide trust unitholders with adequate liquidity may not develop. The price of the trust units may fluctuate significantly, and trust unitholders could lose all or part of their investment.

  •
  The trading price for the trust units may not reflect the value of the Net Profits Interest held by the trust.

  •
  Conflicts of interest could arise between Boaz Energy and its affiliates, on the one hand, and the trust and the trust unitholders, on the other hand.

  •
  The trust is managed by a trustee who cannot be replaced except by a majority vote of the trust unitholders at a special meeting, which may make it difficult for trust unitholders to remove or replace the trustee.

  •
  Trust unitholders have limited ability to enforce provisions of the conveyance creating the Net Profits Interest, and Boaz Energy's liability to the trust is limited.

  •
  Courts outside of Delaware may not recognize the limited liability of the trust unitholders provided under Delaware law.

  •
  The operations of the Underlying Properties are subject to environmental laws and regulations that could adversely affect the cost, manner or feasibility of conducting operations on them or result in significant costs and liabilities, which could reduce the amount of cash available for distribution to trust unitholders.

  •
  The amount of cash available for distribution by the trust could be reduced by expenses caused by uninsured claims.

  •
  The operations of the Underlying Properties are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting operations on them or expose the operator to significant liabilities, which could reduce the amount of cash available for distribution to trust unitholders.

  •
  Climate change laws and regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and natural gas produced from the Underlying Properties while the physical effects of climate change could disrupt production and result in significant costs in preparing for or responding to those effects.

  •
  Certain plant or animal species present in the areas included in the Underlying Properties could be designated as endangered or threatened, which could limit the ability to expand some of the existing operations or to develop new wells.

  •
  The bankruptcy of Boaz Energy or any other third-party operator could adversely affect the operation of the wells and the development of the proved undeveloped reserves and interrupt or decrease distributions to trust unitholders.

  •
  The trust has not requested a ruling from the Internal Revenue Service (the "IRS") regarding the tax treatment of the trust. If the IRS were to determine (and be sustained in that determination) that the trust is not a "grantor trust" for U.S. federal income tax purposes, the trust could be subject to more complex and costly tax reporting requirements that could reduce the amount of cash available for distribution to trust unitholders.

  •
  Certain U.S. federal income tax preferences currently available with respect to oil and natural gas production may be impacted as a result of future legislation.

  •
  You will be required to pay taxes on your share of the trust's income even if you do not receive any cash distributions from the trust.

  •
  A portion of any tax gain on the disposition of the trust units could be taxed as ordinary income.

  •
  The trust will allocate its items of income, gain, loss and deduction between transferors and transferees of the trust units each month based upon the ownership of the trust units on the monthly record date, instead of on the basis of the date a particular trust unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among the trust unitholders.

  •
  The ownership and disposition of trust units by non-U.S. persons may result in adverse tax consequences to them.

Recent Developments

          On November 3, 2017, Boaz Energy entered into an agreement to acquire the Crane County Underlying Properties, which include 808 net acres. The Crane County Underlying Properties had 19 producing wells located adjacent to the Permian Platform area that were producing 213 Boe per day and had 1.1 MMBoe of proved reserves as of September 30, 2017. The closing, which is expected to occur around the time of the filing of this Confidential Submission No. 1, is subject to customary closing conditions. Unless otherwise provided, financial, operational and reserve information contained in this prospectus does not give effect to this acquisition.

Summary Financial and Operating Data of the Underlying Properties

Summary Financial Data of the Underlying Properties

          The summary unaudited pro forma combined financial data for the Underlying Properties presented below for the year ended December 31, 2016 reflects the results of operations of the Underlying Properties and has been prepared to give effect to the acquisition of the Memorial Underlying Properties as if such acquisition had occurred on January 1, 2016. The unaudited pro forma combined financial data presented below for the year ended December 31, 2017 has been prepared to give effect to the acquisition of the Crane County Underlying Properties as if such acquisition had occurred on January 1, 2017. The summary unaudited pro forma combined financial data have been derived from the audited statements of revenues and direct operating expenses of the Underlying Properties, the Memorial Underlying Properties and the Crane County Underlying Properties included elsewhere in this prospectus, and should be read in conjunction with "The Underlying Properties — Historical and Unaudited Pro Forma Combined Financial and Operating Data of the Underlying Properties," "The Underlying Properties — Discussion and Analysis of Results of Operations of the Underlying Properties" and the accompanying financial statements and related notes included elsewhere in this prospectus.

	Pro Forma Year Ended December 31,
	2016	2017
	(In thousands)
	(unaudited)
Revenues:
Oil sales	$17,561	$
Natural gas and natural gas liquids sales	810

Total operating revenue	$18,371	$

Direct operating expenses:
Lease operating expense	$5,790	$
Severance and ad valorem taxes	1,317

Total direct operating expenses	7,107

Excess of revenues over direct operating expenses	$11,264	$

Production and Operating Data of the Underlying Properties

          The following table presents the oil and natural gas sales volumes, average sales prices and average costs per Boe for the Underlying Properties on a pro forma basis for the years ended December 31, 2016 and 2017.

	Pro Forma Year Ended December 31,
	2016	2017
Production volumes:
Oil (MBbls)	446.7
Natural gas (MMcf)	269.5

Total (MBoe)	491.6
Average net daily production (Boe/d)	1,343
Average sales prices:
Oil ($/Bbl)	$39.32	$
Natural gas ($/Mcf)	$3.01	$
Average price per Boe	$37.37	$
Average expenses per Boe:
Lease operating expense	$11.78	$
Severance and ad valorem taxes	$2.68	$
Total operating expenses per Boe	$14.46	$

Unaudited Pro Forma Distributable Income of the Trust

          The table below outlines the calculation of pro forma distributable income from the Net Profits Interest for the year ended December 31, 2017 based on the pro forma excess of revenues over direct operating expenses of the Underlying Properties for the year ended December 31, 2017. The pro forma amounts below do not purport to present distributable income of the trust had the formation transactions contemplated actually occurred on January 1, 2017. In addition, distributable income of the trust will be calculated based upon actual cash receipts of the trust during the applicable month, while the unaudited pro forma distributable income calculation has been prepared using a modified cash basis of accounting. Please refer to the unaudited pro forma financial information for the trust included elsewhere in this prospectus for more information. As a result, you should view the amount of unaudited pro forma distributable income only as a general indication of the amount of income available for distribution by the trust for the year ended December 31, 2017.

Pro Forma Year Ended December 31,
2017
(In thousands, except per unit data)
(Unaudited)
Excess of revenues over direct operating expenses	$
Less development expenses

Excess of revenues over direct operating expenses and development expenses	$
Times: Net Profits Interest	80%

Income from Net Profits Interest	$

Other trust adjustments:
Less estimated trust general and administrative expenses	$

Distributable income	$

Distributable income per trust unit	$

Summary Projected Cash Distributions of the Trust

          Immediately prior to the closing of this offering, Boaz Energy will create the Net Profits Interest through a conveyance to the trust of a Net Profits Interest carved from Boaz Energy's interests in certain of its oil and natural gas properties located in the Permian Basin. The Net Profits Interest will entitle the trust to receive 80% of the net profits from the sale of production of oil and natural gas attributable to the Underlying Properties.

          The amount of trust revenues and cash distributions to trust unitholders will depend on, among other things:

  •
  the volume of oil and natural gas produced and sold attributable to the Underlying Properties;

  •
  oil and natural gas sales prices;

  •
  the payments made or received by Boaz Energy pursuant to the derivative contracts;

  •
  direct operating expenses;

  •
  development expenses; and

  •
  general and administrative expenses of the trust.

          The following table presents a calculation of forecasted cash distributions to holders of trust units for the twelve months ending March 31, 2019, which was prepared by Boaz Energy based on the assumptions that are described below and in "Projected Cash Distributions — Significant Assumptions Used to Prepare the Projected Cash Distributions."

          Typically, cash payment is received by Boaz Energy for oil production 30 to 60 days after it is produced and for natural gas production 60 to 90 days after it is produced. Given that the trust is entitled to a share of the profits from and after January 1, 2018 attributable to production occurring on or after January 1, 2018, the initial distribution in May 2018 will relate to net profits received from production from January and February of 2018. The forecasted cash distributions assume that each of the other monthly distributions during the forecasted period will relate to production from a single month. As a result, the initial distribution is expected to exceed the amount of subsequent distributions. To adjust for the lag between the timing of production and the timing of cash received by Boaz Energy and the trust, the forecasted cash distributions for the twelve months ending March 31, 2019 are based on estimated production of oil and natural gas for the twelve months ending December 31, 2018.

          Unlike payments for production, payments related to hedges are settled during or soon after the end of each month. As a result, and in an effort to better align payments associated with production and hedges, the trust will not bear any hedge settlement costs paid by Boaz Energy, or be entitled to any hedge payments received by Boaz Energy, for periods on or prior to                          . In order to reflect this, the forecasted cash distributions for the twelve months ending March 31, 2019 reflect forecasted hedge settlements related to the twelve months ending                          .

          Boaz Energy does not as a matter of course make public projections as to future sales, earnings or other results. However, the management of Boaz Energy has prepared the projected financial information set forth below to present the projected cash distributions to the holders of the trust units based on the estimates and hypothetical assumptions described below. The accompanying projected financial information was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information.

          In the view of Boaz Energy's management, the accompanying unaudited projected financial information was prepared on a reasonable basis and reflects the best currently available estimates and judgments of Boaz Energy related to oil and natural gas production, operating expenses and development expenses, and other general and administrative expenses based on:

  •
  the oil and natural gas production estimates for the twelve months ending December 31, 2018 contained in the reserve reports;

  •
  estimated direct operating expenses and development expenses for the twelve months ending December 31, 2018 contained in the reserve reports;

  •
  projected payments made or received pursuant to the derivative contracts for the twelve months ending                          ; and

  •
  estimated trust general and administrative expenses of $             for the twelve months ending March 31, 2019.

          The projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $             per Bbl of oil and $              per MMBtu of natural gas during the twelve month projection period. These assumed prices were based on the volumetric weighted average using the NYMEX futures strip pricing of $             per Bbl for crude oil and $             per MMBtu for natural gas for the months of April 2018 through March 2019. The assumed prices are then adjusted to take into account Boaz Energy's estimate of the basis differential (based on location and quality of the production) between published prices and the prices actually received by Boaz Energy. Actual prices paid for oil and natural gas expected to be produced from the Underlying Properties during the twelve months ending December 31, 2018 will likely differ from these hypothetical prices due to fluctuations in the prices generally experienced with respect to the production of oil and natural gas and variations in basis differentials. For example, for the twelve months ended December 31, 2017, the published daily average closing West Texas Intermediate ("WTI") crude oil spot price per Bbl was approximately $             and the daily average Henry Hub natural gas spot price per MMBtu was approximately $             .

          Please read "Projected Cash Distributions — Significant Assumptions Used to Prepare the Projected Cash Distributions" and "Risk Factors — Risks Inherent in the Underlying Properties — Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders."

          Neither KPMG LLP, Boaz Energy's independent registered public accounting firm, nor any other independent accountants have compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

          The projections and estimates and the hypothetical assumptions on which they are based are subject to significant uncertainties, many of which are beyond the control of Boaz Energy and the trust. Actual cash distributions to trust unitholders, therefore, could vary significantly based upon the occurrence of events or conditions that are different from the events or conditions assumed to occur for purposes of these projections. Cash distributions to trust unitholders will be particularly sensitive to fluctuations in oil and natural gas prices. Please read "Risk Factors — Risks Inherent in the Underlying Properties — Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders." As a result of typical production declines for oil and natural gas properties, production estimates generally decrease from year to year, and the projected cash distributions shown in the table below are not necessarily indicative of distributions for future years. Please read "Projected Cash Distributions — Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices," which shows projected effects on cash distributions from hypothetical changes in oil and natural gas prices. Because payments to the trust will be generated by depleting assets and the production from the Underlying Properties will diminish over the long term, a portion of each distribution will represent, in effect, a return of your original investment. Please read "Risk Factors — Risks Inherent in the Underlying Properties — The reserves attributable to the Underlying Properties are depleting assets and production from those reserves will diminish over the long term. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time."

Projected Cash Distributions to Trust Unitholders	Projections for the Twelve Month Period Ending March 31, 2019
(In thousands, except per unit data)
Underlying Properties sales volumes:
Oil (MBbl)
Natural gas (MMcf)(1)

Total sales (MBoe)

Assumed NYMEX price(2):
Oil (per Bbl)	$
Natural gas (per MMBtu)
Assumed realized sales price(3):
Oil (per Bbl)	$
Natural gas (per Mcf)
Calculation of net profits:
Gross profits(4):
Oil sales	$
Natural gas sales

Total	$

Costs:
Direct operating expenses:
Lease operating expenses	$
Severance and ad valorem taxes
Development expenses(5)

Total	$

Settlement of derivative contracts(6)

Net profits	$
Percentage allocable to Net Profits Interest	80%

Net profits to trust from Net Profits Interest	$
Trust general and administrative expenses(7)	$

Cash available for distribution by the trust	$

Cash distribution per trust unit (assumes units)	$

(1)
Sales volumes for natural gas include natural gas liquids ("NGLs").

(2)
For a description of the effect of lower NYMEX prices on projected cash distributions, please read "Projected Cash Distributions — Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices."

(3)
Sales price net of forecasted gravity, quality, transportation, gathering and processing and marketing costs. For more information about the estimates and hypothetical assumptions made in preparing the table above, see "Projected Cash Distributions — Significant Assumptions Used to Prepare the Projected Cash Distributions."

(4)
Represents "gross profits" as described in "Computation of Net Profits."

(5)
Represents estimated development expenditures related to infrastructure development and ongoing waterflood operations.

(6)
Reflects net cash impact of settlements of derivative contracts relating to production. See "The Underlying Properties — Derivative Arrangements."

(7)
Total general and administrative expenses of the trust on an annualized basis for the twelve months ending March 31, 2019 are expected to be $                           and will include the annual fees to the trustees, accounting fees, engineering fees, legal fees, stock exchange listing fees, printing costs and other expenses properly chargeable to the trust.

Boaz Energy

          Boaz Energy was formed by members of its management and an affiliate of NGP in September 2013. As of September 30, 2017, Boaz Energy held interests in approximately 574 gross (459 net) producing wells, and its proved reserves were approximately 15.6 MMBoe. As of September 30, 2017, approximately 91% of the net production attributable to the Underlying Properties was operated by Boaz Energy.

          After giving pro forma effect to the conveyance of the Net Profits Interest to the trust, the offering of the trust units contemplated by this prospectus and the application of the net proceeds as described in "Use of Proceeds," as of December 31, 2017, Boaz Energy would have had total assets of $              million, total liabilities of $                           million and $              million of outstanding debt. For an explanation of the pro forma adjustments, please read "Financial Statements of Boaz Energy — Unaudited Pro Forma Financial Statements — Introduction."

          For additional information about Boaz Energy, please read "Boaz Energy" and "Information About Boaz Energy II, LLC."

          The trust units are not interests in or obligations of Boaz Energy.

          The address of Boaz Energy is 201 West Wall Street, Suite 421, Midland, Texas 79701, and its telephone number is (432) 253-7074.

Emerging Growth Company Status

          Boaz Energy and the trust are both an "emerging growth company" as such term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For as long as the trust is an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, the trust will not be required to:

  •
  provide an auditor's attestation report on the effectiveness of the system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley");

  •
  provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations in the registration statement of which this prospectus is a part;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

  •
  obtain stockholder approval of any golden parachute payments not previously approved.

          The trust will cease to be an emerging growth company upon the earliest of:

  •
  the last day of the fiscal year in which the trust has $1.07 billion or more in annual revenues;

  •
  the date on which the trust becomes a "large accelerated filer" (the fiscal year-end on which the total market value of the trust's common equity securities held by non-affiliates is $700 million or more);

  •
  the date on which the trust issues more than $1.0 billion of non-convertible debt over a three-year period; or

  •
  the last day of the fiscal year following the fifth anniversary of the trust's initial public offering.

          In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. The trust intends to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until it is no longer an emerging growth company. Accordingly, the information that the trust provides you may be different than the information you may receive from other public companies in which you hold equity interests.

 The Offering

Trust units offered by Boaz Energy	trust units, or trust units if the underwriters exercise their option to purchase additional trust units in full
Trust units owned by Boaz Energy after the offering	trust units, or trust units if the underwriters exercise their option to purchase additional trust units in full
Trust units outstanding after the offering	trust units
Use of proceeds
Boaz Energy is offering all of the trust units to be sold in this offering, including the trust units to be sold upon any exercise of the underwriters' option to purchase additional trust units. The estimated net proceeds of this offering to be received by Boaz Energy will be approximately $ million, after deducting underwriting discounts and commissions and expenses, and $ million if the underwriters exercise their option to purchase additional trust units in full. Boaz Energy intends to use the net proceeds from this offering, including any proceeds from the exercise of the underwriters' option to purchase additional trust units, to repay $ million of borrowings outstanding under Boaz Energy's revolving credit facility, to make a distribution to Boaz Energy's owners and the remaining net proceeds for general company purposes. Boaz Energy is deemed to be an underwriter with respect to the trust units offered hereby. Please read "Use of Proceeds." Affiliates of certain of the underwriters participating in this offering are lenders under Boaz Energy's revolving credit facility and will receive a portion of the proceeds from this offering as a result of the repayment of a portion of the borrowings thereunder. Please read "Underwriting — Relationships."
Monthly cash distributions
The trust will pay monthly distributions to the holders of trust units as of the applicable record date (generally the last business day of each calendar month) on or before the 10th business day after the record date. The first distribution from the trust to the trust unitholders will be made on or about May 14, 2018 to trust unitholders owning trust units on or about April 30, 2018.

Actual cash distributions to the trust unitholders will fluctuate monthly based upon the quantity of oil and natural gas produced from the Underlying Properties, the prices received for oil and natural gas production and other factors. Because payments to the trust will be generated by depleting assets with the production from the Underlying Properties diminishing over the long term, a portion of each distribution will represent, in effect, a return of your original investment. Oil and natural gas production from proved reserves attributable to the Underlying Properties is expected to decline over time. Please read "Risk Factors."

Dissolution of the trust	The trust will dissolve upon the earliest to occur of the following: (i) the trust, upon the approval of the holders of at least 75% of the outstanding units, sells the Net Profits Interest, (ii) the annual cash available for distribution to the trust is less than $2 million for each of any two consecutive years, (iii) the holders of at least 75% of the outstanding trust units vote in favor of dissolution or (iv) the trust is judicially dissolved.
Risk Factors
You should carefully read and consider the information beginning on page 21 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in the trust units.
Summary of income tax consequences
Trust unitholders will be taxed directly on the income from assets of the trust. Boaz Energy and the trust intend to treat the Net Profits Interest, which will be granted to the trust on a perpetual basis, as a mineral royalty interest that generates ordinary income subject to depletion for U.S. federal income tax purposes. Please read "Federal Income Tax Considerations."
Proposed NYSE symbol	"PRT"

RISK FACTORS

          Trust units are inherently different from the capital stock of a corporation, although many of the business risks to which the trust and Boaz Energy are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider each of the following risk factors and all of the other information set forth in this prospectus before making an investment decision. Further, the risks and uncertainties described below are not the only ones the trust and Boaz Energy face, and risks not presently known to the trust or Boaz Energy or that the trust or Boaz Energy currently deem immaterial may also materially affect the trust. If any of these risks were to occur, the cash available for distribution to the trust unitholders could be materially adversely affected. In that case, the trust might not be able to make distributions on its trust units, the trading price of the trust units could decline, and you could lose all or part of your investment in the trust.

Risks Inherent in the Underlying Properties

Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders.

          The trust's reserves and monthly cash distributions are highly dependent upon the prices realized from the sale of oil and natural gas. Oil and natural gas are commodities, and their prices can be volatile and fluctuate widely in response to market uncertainty and relatively minor changes in the supply of and demand for oil and natural gas. For example, since 2014, the NYMEX WTI spot price for oil has declined from a high of $107.95 per Bbl in June 2014 to a low of $26.19 per Bbl in February 2016, with prices as of December 1, 2017 at $58.35 per Bbl, and the NYMEX Henry Hub spot price for natural gas has declined from a high of $8.15 per MMBtu in February 2014 to a low of $1.49 per MMBtu in March 2016, with prices as of December 1, 2017 at $2.84 per MMBtu. Since the beginning of 2017, oil prices have generally remained within a range of $43.00 to $58.00 per barrel, with prices trending toward the higher end of that range during November 2017.

          The market for oil and natural gas will likely continue to be volatile in the future due to numerous factors beyond the control of the trust and Boaz Energy, including, among others:

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  worldwide and regional economic conditions impacting the global supply of and demand for oil and natural gas;

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  the price and quantity of foreign imports and U.S. exports of oil and natural gas;

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  political and economic conditions in or affecting other oil and natural gas producing regions or countries;

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  expectations about future prices of, or the supply of and demand for oil and natural gas;

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  seasonal energy consumption trends, weather conditions and other natural disasters;

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  the volatility and uncertainty of regional pricing differentials, particularly prevailing prices on local price indexes in the Permian Basin;

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  technological advances affecting energy consumption, energy storage and energy supply;

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  the price and availability of alternative fuels;

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  the proximity, capacity, cost and availability of gathering and transportation facilities;

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  U.S. federal, state and local governmental regulation and taxation;

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  energy conservation and environmental measures; and

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  acts of force majeure.

          Lower prices of oil and natural gas will reduce profits to which the trust is entitled and may ultimately reduce the amount of oil and natural gas that is economic to produce from the Underlying Properties. As a result, Boaz Energy or any third-party operator of the Underlying Properties could determine during periods of low commodity prices to shut in or curtail production from wells on the Underlying Properties or plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices. Specifically, an operator may abandon any well or property if it reasonably believes that the well or property can no longer produce oil or natural gas in commercially paying quantities. This could result in termination of the Net Profits Interest relating to the abandoned well or property.

          The Underlying Properties are sensitive to decreasing commodity prices. The commodity price sensitivity is due to a variety of factors that vary from well to well, including the costs associated with water handling and disposal, chemicals, surface equipment maintenance, downhole casing repairs and reservoir pressure maintenance activities that are necessary to maintain production. As a result, the volatility of commodity prices may cause the expenses of certain wells to exceed the well's revenue. If this scenario were to occur, Boaz Energy or any third-party operator may decide to shut-in the well or plug and abandon the well. This could reduce future cash distributions to trust unitholders.

          Boaz Energy has entered into derivative contracts with respect to approximately       %,       %, and       % of expected production of oil and natural gas production for               ,                and               , respectively, from the total proved reserves attributable to the Underlying Properties. The derivative contracts are intended to reduce exposure of the revenues from oil and natural gas production from the Underlying Properties to fluctuations in oil and natural gas prices and to achieve more predictable cash flow. The derivative contracts could limit the benefit to the trust of any increase in oil or natural gas prices through               . The trust will be required to bear its share of the hedge payments regardless of whether the corresponding quantities of oil and natural gas are produced or sold. Furthermore, Boaz Energy has not entered into any derivative contracts relating to oil and natural gas volumes expected to be produced after               , and the terms of the conveyance of the Net Profits Interest will prohibit Boaz Energy from entering into new hedging arrangements burdening the trust following the completion of this offering. As a result, the amount of the cash distributions will be subject to a greater fluctuation after               due to changes in oil and natural gas prices. For a discussion of the derivative contracts, please read "The Underlying Properties — Derivative Arrangements."

The reserves attributable to the Underlying Properties are depleting assets and production from those reserves will diminish over the long term. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time.

          The profits payable to the trust attributable to the Net Profits Interest are derived from the sale of production of oil and natural gas from the Underlying Properties. The reserves attributable to the Underlying Properties are depleting assets, which means that the reserves and the quantity of oil and natural gas produced from the Underlying Properties will decline over time. Based on the estimated production and operating expenses in the reserve report of the Underlying Properties, the oil and natural gas production from proved reserves attributable to the Underlying Properties is projected to increase through 2022 and decline thereafter. Actual decline rates may vary from the projected decline rate. In the event expected future development is not pursued, the proved developed decline rate will likely exceed 6.4% per year through December 31, 2022.

          Future maintenance projects on the Underlying Properties may affect the quantity of proved reserves that can be economically produced from wells on the Underlying Properties. The timing and size of these projects will depend on, among other factors, the market prices of oil and natural gas. Boaz Energy is not under contractual obligation to develop or otherwise pay development expenses on the Underlying Properties in the future. Furthermore, with respect to properties for which Boaz Energy is not designated as the operator, Boaz Energy will have limited control over the timing or amount of those development expenses. Boaz Energy also has the right to non-consent and not participate in the development expenses on properties for which it is not the operator, in which case Boaz Energy and the trust will not receive the production resulting from such development expenses until after payout occurs pursuant to the applicable joint operating agreement. If Boaz Energy or any third-party operator does not implement maintenance projects when warranted, the future rate of production decline of proved reserves may be higher than the rate currently expected by Boaz Energy or estimated in the reserve report.

          The trust agreement will provide that the trust's activities will be limited to owning the Net Profits Interest and any activity reasonably related to such ownership, including activities required or permitted by the terms of the conveyance related to the Net Profits Interest. As a result, the trust will not be permitted to acquire other oil and natural gas properties or net profits interests to replace the depleting assets and production attributable to the Net Profits Interest.

          Because the net profits payable to the trust are derived from the sale of depleting assets, the portion of the distributions to trust unitholders attributable to depletion may be considered to have the effect of a return of capital as opposed to a return on investment. Eventually, the Underlying Properties burdened by the Net Profits Interest may cease to produce in commercially paying quantities and the trust may, therefore, cease to receive any distributions of net profits therefrom.

The amount of monthly cash distributions to trust unitholders, if any, may vary significantly and will be dependent on the net profits available from the production of the Underlying Properties. The trust is not expected to consistently maintain or increase distributions over time, and it is possible that no distribution may be made with respect to any particular month.

          The trust's revenues will be highly dependent on oil and natural gas prices, which are volatile and the trust will indirectly bear an 80% share of all costs and expenses related to the Underlying Properties, and such expenses may be volatile. As a result, the cash received by the trust and distributed to trust unitholders may be unstable. The amount of cash distributed to trust unitholders will be subject to a variety of factors, including the price at which oil and natural gas produced from the Underlying Properties is sold. The volatility of these prices is due to factors beyond the control of the trust and Boaz Energy and greatly affects Boaz Energy's business, financial condition, results of operations and, as a result, cash available for distribution. The trust is not expected to consistently maintain or increase distributions over time. Because the monthly distributions will correlate with the net profits generated each month after payment of costs and expenses related to the Underlying Properties (including direct operating expenses, development expenses and hedge expenses), future monthly distributions paid to the trust unitholders will vary significantly from month to month and may be zero in any given month. Please read "Projected Cash Distributions."

Estimates of future cash distributions to trust unitholders are based on assumptions that are inherently subjective.

          The projected cash distributions to trust unitholders for the twelve months ending March 31, 2019 contained elsewhere in this prospectus are based on Boaz Energy's assumptions and calculations, and Boaz Energy has not received an opinion or report on such projections from any independent accountants or engineers. Such projections are based on numerous assumptions about drilling, production, oil and natural gas prices, hedging activities, development expenses, and other matters that are inherently uncertain and are subject to significant business, economic, financial, legal, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those estimated. In particular, these estimates have assumed that crude oil and natural gas production sold is based on assumed NYMEX futures strip pricing of $           per Bbl in the case of crude oil and $           per MMBtu in the case of natural gas for the months of             through             . However, actual sales prices may be significantly lower. Additionally, these estimates assume the Underlying Properties will achieve the production volumes set forth in the reserve reports; however, actual production volumes may be significantly lower. If prices or production are lower than expected, the amount of cash available for distribution to trust unitholders would be reduced.

Actual reserves and future production may be less than current estimates, which could reduce cash distributions by the trust and the value of the trust units.

          The value of the trust units and the amount of future cash distributions to the trust unitholders will depend upon, among other things, the accuracy of the reserves and future production estimated to be attributable to the trust's interest in the Underlying Properties. Please read "The Underlying Properties — Oil and Natural Gas Data" for a discussion of the method of allocating proved reserves to the Underlying Properties and the Net Profits Interest. It is not possible to measure underground accumulations of oil and natural gas in an exact way, and estimating reserves is inherently uncertain. Ultimately, actual production and revenues for the Underlying Properties could vary both positively and negatively and in material amounts from the estimates contained in the reserve reports. Furthermore, direct operating expenses and development expenses relating to the Underlying Properties could be substantially higher than current estimates. Petroleum engineers are required to make subjective estimates of underground accumulations of oil and natural gas based on factors and assumptions that include:

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  historical production from the area compared with production rates from other producing areas;

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  oil and natural gas prices, production levels, Btu content, production expenses, transportation costs, severance and other taxes and development expenses; and

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  the assumed effect of expected governmental regulation and future tax rates.

          Changes in these assumptions and amounts of actual direct operating expenses and development expenses could materially decrease reserve estimates. In addition, the quantities of recovered reserves attributable to the Underlying Properties may decrease in the future as a result of future decreases in the price of oil or natural gas.

While Boaz Energy anticipates approximately $25.9 million in capital expenditures for development projects through December 31, 2022, of which the Net Profits Interest will bear its proportionate share, Boaz Energy is not obligated to pursue such development projects, and Boaz Energy may elect not to invest additional capital in the Underlying Properties in the future. Even if Boaz Energy were to undertake additional development projects, developing oil and natural gas wells and producing oil and natural gas are costly and high-risk activities with many uncertainties that could adversely affect future production from the Underlying Properties. Any delays, reductions or cancellations in development and producing activities could decrease revenues that are available for distribution to trust unitholders.

          Recovery of proved undeveloped reserves and the development of proved developed non-producing reserves requires capital expenditures and successful drilling operations by Boaz Energy and other third-party operators of the Underlying Properties. The reserve data included in the reserve report of Boaz Energy's independent petroleum engineer assumes that capital expenditures of $25.9 million will be made to develop such reserves through December 31, 2022, with additional capital expenditures required thereafter. The Net Profits Interest bears its proportionate share of these capital expenditures. Boaz Energy anticipates that, through December 31, 2022, continued development of the Underlying Properties will require the investment of approximately 17.7% of anticipated cash flows generated by the Underlying Properties; however, these amounts are estimates and actual costs may substantially exceed such estimates. Moreover, the development of such reserves may take longer and may require higher levels of capital expenditures than Boaz Energy anticipates. Delays in the development of the reserves, increases in drilling and development costs (including expenses related to secondary and tertiary recovery techniques) of such reserves or decreases or continued volatility in commodity prices will reduce the future net revenues of the estimated proved undeveloped reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could force Boaz Energy to reclassify certain of the proved reserves as unproved reserves.

          In addition, the process of developing oil and natural gas wells and producing oil and natural gas on the Underlying Properties is subject to numerous risks beyond Boaz Energy's control, including risks that could delay Boaz Energy's or any third-party operators' current drilling or production schedule and the risk that drilling will not result in commercially viable oil or natural gas production. The ability of the operators to carry out operations or to finance planned development expenses could be materially and adversely affected by any factor that may curtail, delay, reduce or cancel development and production, including:

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  delays imposed by or resulting from compliance with environmental and other governmental or regulatory requirements, including permitting requirements, limitations on or resulting from wastewater discharge and disposal of exploration and production wastes, including, subsurface injections, as well as additional regulation with respect to greenhouse gas emissions;

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  pressure or irregularities in geological formations;

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  lack of available gathering facilities or delays in construction of gathering facilities;

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  lack of available capacity on interconnecting transmission pipelines;

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  equipment failures or accidents;

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  failure of secondary recovery operations to perform as expected;

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  unexpected operational events and drilling conditions;

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  declines in oil or natural gas prices;

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  limitations in the market for oil or natural gas;

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  pipe or cement failures;

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  casing collapses;

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  lost or damaged drilling and service tools;

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  loss of drilling fluid circulation;

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  uncontrollable flows of oil and natural gas, water or drilling fluids;

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  fires and natural disasters;

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  environmental hazards, such as oil and natural gas leaks, pipeline and tank ruptures, encountering naturally occurring radioactive materials, and unauthorized discharges of brine, well stimulation and completion fluids, toxic gases or other pollutants into the surface and subsurface environment;

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  adverse weather conditions, such as drought, floods, blizzards, tornados and ice storms; and

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  title problems or legal disputes regarding leasehold rights.

          In the event that planned operations, including drilling of development wells, are delayed or cancelled, or existing wells or development wells have lower than anticipated production due to one or more of the factors above or for any other reason, estimated future distributions to trust unitholders may be reduced. In the event an operator incurs increased costs due to one or more of the above factors or for any other reason and is not able to recover such costs from insurance, the estimated future distributions to trust unitholders may be reduced.

A significant portion of the reserves associated with and production from the Underlying Properties will be influenced by the success of secondary recovery techniques. There are uncertainties associated with such techniques and, if these recovery methods do not result in expected production levels, net profits available for distribution to trust unitholders could be less than expected.

          Boaz Energy anticipates that a significant portion of the future production from the Underlying Properties will be associated with secondary recovery projects that are in the early or intermediate stage of implementation. As a result, there can be no assurance that these operations will perform as expected or consistently with the analogous secondary recovery operations used by Boaz Energy in establishing its reserve and production estimates. As secondary recovery techniques such as waterflooding are used, the amount of oil recovered is expected to first increase as a result of such techniques and then will begin to decline over the long term. Risks associated with secondary recovery techniques include, but are not limited to, the following:

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  higher than projected operating costs;

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  lower-than-expected production;

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  longer response times;

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  unusual or unexpected geological formations;

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  fluctuations in oil and natural gas prices;

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  regulatory changes;

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  shortages of equipment; and

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  lack of technical expertise.

          If these secondary recovery operations do not result in achieving projected production, then the reserves associated with the Underlying Properties may be less than expected.

The trust is passive in nature and neither the trust nor the trust unitholders will have any ability to influence Boaz Energy or control the operation or development of the Underlying Properties.

          The trust units are a passive investment that entitle the trust unitholder to only receive cash distributions from the Net Profits Interest being conveyed to the trust. Trust unitholders have no voting rights with respect to Boaz Energy and, therefore, will have no managerial, contractual or other ability to influence Boaz Energy's activities or the operations of the Underlying Properties. Boaz Energy operated approximately 91% of the production from the Underlying Properties as of September 30, 2017 and is generally responsible for making all decisions relating to drilling activities, sale of production, compliance with regulatory requirements and other matters that affect such properties. Accordingly, Boaz Energy may take actions that are in its own interest that may be different from the interests of the trust.

The derivative activities related to production from the Underlying Properties could result in financial losses, which could decrease revenues that are available for distribution to trust unitholders.

          To achieve more predictable cash flows and reduce exposure to adverse fluctuations in the prices of oil and natural gas through                , Boaz Energy has entered into derivative contracts with respect to approximately       %,        % and       % of expected oil and natural gas production for                ,                and               , respectively, from the total proved reserves attributable to the Underlying Properties. See "Information About Boaz Energy II, LLC — Management's Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability of Boaz Energy's Results." Even so, revenues from the Underlying Properties may fluctuate significantly, as not all expected production is hedged.

          Derivative instruments can also result in exposure to the risk of financial loss in some circumstances, including when:

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  production is less than the volume covered by the derivative instruments;

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  the counterparty to the derivative instrument defaults on its contractual obligations;

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  there is an increase in the differential between the underlying price in the derivative instrument and actual prices received; or

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  there are issues with regard to legal enforceability of such instruments.

          The use of derivatives may, in some cases, require the posting of cash collateral with counterparties. If commodity prices or interest rates change in a manner adverse to Boaz Energy, cash otherwise available for distributions to trust unitholders would be reduced to the extent of such collateral requirements. In addition, derivative arrangements could limit the benefit received from increases in the prices for oil and natural gas, which could also have an adverse effect on the amount of cash distributable to trust unitholders.

          Derivative contracts also result in exposure to risk of financial loss if a counterparty fails to perform under a contract. Payments from derivative contract counterparties to Boaz Energy are intended to offset costs and thus have the effect of providing additional cash to the trust during periods of lower crude oil prices. In the event that any of the counterparties to the derivative contracts default on their obligations to make payments to Boaz Energy under the derivative contracts, the cash distributions to the trust unitholders could be materially reduced. Boaz Energy does not have any security interest from its hedge counterparties against which it could recover in the event of a default by any such counterparty.

The amount of cash available for distribution by the trust will be reduced by the amount of any costs and expenses related to the Underlying Properties and other costs and expenses incurred by the trust.

          The trust will indirectly bear an 80% share of all costs and expenses related to the Underlying Properties, such as direct operating expenses, development expenses (including waterflood expenses) and hedge expenses, which will reduce the amount of cash received by the trust and distributed to trust unitholders. Historical costs may not be indicative of future costs, and higher costs and expenses related to the Underlying Properties will directly decrease the amount of cash received by the trust in respect of its Net Profits Interest. Please read "The Underlying Properties — Historical and Unaudited Pro Forma Combined Financial and Operating Data of the Underlying Properties." For example, Boaz Energy currently anticipates making annual development expenditures ranging from approximately $0.4 million to $8.1 million annually, and aggregating $25.9 million, during the period ended December 31, 2022 and may in the future propose additional drilling, secondary recovery or other projects that significantly increase the capital expenditures associated with the Underlying Properties. While Boaz Energy is under no obligation to make such expenditures and the amount of such expenditures could vary substantially, any such expenditures would reduce cash available for distribution by the trust. In addition, cash available for distribution by the trust will be further reduced by the trust's general and administrative expenses, which are expected to be approximately $           on an annualized basis for the twelve months ending March 31, 2019. For details about the trust's general and administrative expenses, please read "Description of the Trust Agreement — Fees and Expenses."

          If direct operating expenses, development expenses and hedge expenses on the Underlying Properties together with the other costs exceed gross profits of production from the Underlying Properties, the trust will not receive net profits from those properties until future gross profits from production exceed the total of the excess costs, plus accrued interest at the prime rate. If the trust does not receive net profits pursuant to the Net Profits Interest, or if such net profits are reduced, the trust will not be able to distribute cash to the trust unitholders, or such cash distributions will be reduced, respectively. Development activities may not generate sufficient additional revenue to repay the costs.

The unavailability or high cost of equipment, supplies, personnel and services could increase costs of developing and operating the Underlying Properties and result in a reduction in the amount of cash available for distribution to the trust unitholders.

          The demand for qualified and experienced personnel to conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling and workover rigs, pipe and other equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, supplies, personnel and services. Higher oil and natural gas prices generally stimulate demand and result in increased process for drilling rigs, crews and associated supplies, equipment and services. Shortages of field personnel and equipment or price increases could hinder the ability to conduct operations. The occurrence, timing and duration of these conditions in the future is impossible to predict. Such shortages could delay development and/or operating activities or cause a significant increase in development and operating expenses associated with the Underlying Properties, which would reduce the amount of cash received by the trust and available for distribution to the trust unitholders.

The trust units may lose value as a result of title deficiencies with respect to the Underlying Properties.

          Boaz Energy acquired the Underlying Properties through various acquisitions since October 2013. The existence of a material title deficiency with respect to the Underlying Properties could reduce the value of a property or render it worthless, thus adversely affecting the Net Profits Interest and the distributions to trust unitholders. Boaz Energy does not obtain title insurance covering mineral leaseholds, and Boaz Energy's failure to cure any title defects may cause Boaz Energy to lose its rights to production from the Underlying Properties. In the event of any such material title problem, profits available for distribution to trust unitholders and the value of the trust units may be reduced.

Boaz Energy may transfer all or a portion of the Underlying Properties at any time without trust unitholder consent, subject to specified limitations.

          Boaz Energy may at any time transfer all or part of the Underlying Properties, subject to and burdened by the Net Profits Interest, and may abandon individual wells or properties reasonably believed to be uneconomic. Trust unitholders will not be entitled to vote on any transfer or abandonment of the Underlying Properties, and the trust will not receive any profits from any such transfer, except in the limited circumstances when the Net Profits Interest is released in connection with such transfer, in which case the trust will receive an amount equal to the fair market value (net of sales costs) of the Net Profits Interest released. Please read "The Underlying Properties — Sale and Abandonment of Underlying Properties." Following any sale or transfer of any of the Underlying Properties, if the Net Profits Interest is not released in connection with such sale or transfer, the Net Profits Interest will continue to burden the transferred property and net profits attributable to such property will be calculated as part of the computation of net profits described in this prospectus. Boaz Energy may assign to the transferee responsibility for all of Boaz Energy's obligations relating to the Net Profits Interest on the portion of the Underlying Properties transferred. A transferee of the Underlying Properties may operate the Underlying Properties differently than Boaz Energy and may determine not to pursue development projects to the same extent as Boaz Energy or at all.

          In addition, Boaz Energy may, without the consent of the trust unitholders, require the trust to release the Net Profits Interest associated with any lease that accounts for no more than 1.0% of the total production from the Underlying Properties in the prior 12 months and provided that the Net Profits Interest covered by such releases cannot exceed, during any 12-month period, an aggregate fair market value to the trust of $500,000. These releases will be made only in connection with a sale by Boaz Energy of the relevant Underlying Properties and the trust will receive an amount equal to the fair market value (net of sales costs) of the Net Profits Interest released. Boaz Energy has not identified for sale any of the Underlying Properties.

          Boaz Energy may from time to time sell a portion of its interest in the Underlying Properties, free from and unburdened by the Net Profits Interest, with the approval of trust unitholders holding at least 75% of the outstanding trust units, provided that, after December 31, 2022, such a sale shall require approval of a majority of the outstanding trust units if Boaz Energy and its affiliates own less than 25% of the outstanding trust units. The net proceeds of any such sale shall be distributed to the trust unitholders in accordance with the terms of the trust agreement.

          Boaz Energy may enter into farm-out, operating, participation and other similar agreements to develop the property without the consent or approval of the trustee or any trust unitholder.

An increase in the differential between the price realized by Boaz Energy for oil or natural gas produced from the Underlying Properties and the NYMEX or other benchmark price of oil or natural gas could reduce the profits to the trust and, therefore, the cash distributions by the trust and the value of trust units.

          The prices received for Boaz Energy's oil and natural gas production are usually lower than the relevant benchmark prices, such as NYMEX, that are used for calculating hedge positions. The difference between the price received and the benchmark price is called a basis differential. The differential may vary significantly due to market conditions, the quality and location of production and other factors. For example, the average differential for oil produced and sold by Boaz Energy was $3.35 less than the NYMEX price during the nine months ended September 30, 2017. In recent periods, Boaz Energy has experienced positive differentials for its natural gas production due primarily to the quality of the gas, but there is no assurance this positive differential will continue. Boaz Energy cannot accurately predict oil or natural gas differentials in the future. Increases in the differential between the realized price of oil and natural gas and the benchmark price for oil and natural gas could reduce the profits to the trust, the cash distributions by the trust and the value of the trust units.

The generation of profits for distribution by the trust depends in part on access to and operation of gathering, transportation and processing facilities on commercially reasonable terms or otherwise. Any limitation in the availability of those facilities could interfere with sales of oil and natural gas production from the Underlying Properties.

          The marketing of oil and natural gas production depends in large part on the capacity and availability of gathering systems and other pipelines, trucks, storage facilities and other transportation, processing and refining facilities. If these facilities are unavailable on commercially reasonable terms or otherwise, production from the Underlying Properties could be shut in or Boaz Energy could be required to delay or discontinue drilling plans and commercial production. Boaz Energy relies (and expects to rely in the future) on facilities developed and owned by third parties in order to transport, store, process and sell the oil and natural gas production from the Underlying Properties. Boaz Energy's plan to develop and sell its oil and natural gas could be materially and adversely affected by the inability or unwillingness of third parties to provide sufficient facilities and services to Boaz Energy on commercially reasonable terms, or otherwise.

          The amount of oil and natural gas that can be produced and sold from a well is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance failure of tendered oil and natural gas to meet quality specifications of gathering lines or downstream transporters, excessive pressure, damage to the gathering, transportation, refining or processing facilities or lack of capacity at such facilities. Increases in activity in the Permian Basin could, in the future, contribute to bottlenecks in processing and transportation that could negatively affect the production, transportation and sale of oil and natural gas from the Underlying Properties, and these adverse effects could be disproportionately severe compared to more geographically diverse operations. If Boaz Energy is forced to reduce production due to such a curtailment, the revenues of the trust and the amount of cash distributions to the trust unitholders would similarly be reduced due to the reduction of profits from the sale of production.

All of the Underlying Properties are concentrated in the Permian Basin, making the trust vulnerable to risks associated with operating in only one major geographic area.

          As a result of the trust's geographic concentration, an adverse development in the industry in the Permian Basin could have a greater impact on revenues of the trust and the amount of cash distributions to the trust unitholders than if the Underlying Properties were more geographically diverse. The Underlying Properties may also be disproportionately exposed to the impact of adverse developments in exploration and production of oil and natural gas, regional supply and demand factors, governmental regulation or midstream capacity constraints. Delays or interruptions caused by such factors could have a material adverse effect on revenues of the trust and the amount of cash distributions to the trust unitholders.

          Similarly, the concentration of the Underlying Properties within the Permian Basin exposes the trust to risks, which could adversely affect development activities or production relating to such formations. In addition, in areas where exploration and production activities are increasing, Boaz Energy could be subject to increasing competition for drilling rigs, equipment, services, supplies and qualified personnel, which may lead to periodic shortages or delays. The curtailments arising from these and similar circumstances may last from a few days to several months, and in many cases, Boaz Energy may be provided only limited, if any, notice as to when such circumstances will arise and their duration.

The trustee must, under certain circumstances, sell the Net Profits Interest and dissolve the trust prior to the expected termination of the trust. If this were to occur, trust unitholders may not recover their investment.

          The trustee must sell the Net Profits Interest and dissolve the trust if the holders of 75% of the outstanding units approve the sale of the Net Profits Interest or approve the dissolution of the trust. The trustee must also sell the Net Profits Interest and dissolve the trust if the annual gross profits from the Underlying Properties attributable to the Net Profits Interest are less than $2 million for each of any two consecutive years. The trust will receive net proceeds of any such sale, and will distribute such proceeds to its unitholders after deducting trust expenses.

Boaz Energy may sell trust units in the public or private markets, and such sales could have an adverse impact on the trading price of the trust units.

          After the closing of the offering, Boaz Energy will hold an aggregate of             trust units, assuming no exercise of the underwriters' option to purchase additional trust units. Pursuant to a lock-up agreement, Boaz Energy has agreed not to sell any trust units for a period of 180 days after the date of this prospectus without the consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC. Please read "Underwriting." In addition, Boaz Energy, could distribute the trust units that it owns to its owners, including NGP, subject to any restrictions under Boaz Energy's revolving credit facility and subject to such distributee's compliance with the lock-up agreement. After such period, Boaz Energy or its owners, including NGP, may sell trust units in the public or private markets, and any such sales could have an adverse impact on the price of the trust units or on any trading market that may develop. The trust has granted registration rights to Boaz Energy and its affiliates, including NGP, and their respective transferees, which, if exercised, would facilitate sales of trust units by Boaz Energy or its owners, as applicable.

There is no existing market for the trust units, and a trading market that will provide trust unitholders with adequate liquidity may not develop. The price of the trust units may fluctuate significantly, and trust unitholders could lose all or part of their investment.

          Prior to this offering, there has been no public market for the trust units. After this offering, there will be                    publicly traded trust units (                    trust units if the underwriters exercise their option to purchase additional trust units in full). The extent to which investor interest will lead to the development of a trading market or how liquid that market might be is unknown. Trust unitholders may not be able to resell their trust units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the trust units and limit the number of investors who are able to buy the trust units.

          The initial public offering price for the trust units will be determined by negotiations between Boaz Energy and the representatives of the underwriters and may not be indicative of the market price of the trust units that will prevail in the trading market. Among the factors to be considered in determining the number of trust units to be offered hereby and the initial public offering price will be estimates of distributions to trust unitholders; overall quality of the oil and natural gas properties attributable to the Underlying Properties; the history and prospects for the energy industry; Boaz Energy's financial information; conditions in the securities markets at the time of this offering and the recent market prices of, and the demand for, publicly traded units of royalty trusts. None of Boaz Energy, the trust or the underwriters will obtain any independent appraisal or other opinion of the value of the Net Profits Interest, other than the reserve report prepared by Cawley Gillespie.

The trading price for the trust units may not reflect the value of the Net Profits Interest held by the trust.

          The trading price for publicly traded securities similar to the trust units tends to be tied to recent and expected levels of cash distributions as well as oil and gas prices. The amounts available for distribution by the trust will vary in response to numerous factors outside the control of the trust, including prevailing prices for sales of oil and natural gas production from the Underlying Properties and the timing and amount of direct operating expenses and development expenses. Consequently, the market price for the trust units may not necessarily be indicative of the value that the trust would realize if it sold the Net Profits Interest to a third-party buyer. In addition, such market price may not necessarily reflect the fact that, since the assets of the trust are depleting assets, a portion of each cash distribution paid with respect to the trust units should be considered by investors as a return of capital, with the remainder being considered as a return on investment. As a result, distributions made to a trust unitholder over the life of these depleting assets may not equal or exceed the purchase price paid by the trust unitholder.

Conflicts of interest could arise between Boaz Energy and its affiliates, on the one hand, and the trust and the trust unitholders, on the other hand.

          As working interest owners in, and the operator of substantially all of the production from the Underlying Properties, Boaz Energy and its affiliates could have interests that conflict with the interests of the trust and the trust unitholders. For example:

  •
  Boaz Energy's interests may conflict with those of the trust and the trust unitholders in situations involving the development, maintenance, operation or abandonment of certain wells on the Underlying Properties for which Boaz Energy acts as the operator. Boaz Energy may also make decisions with respect to development expenses that adversely affect the Underlying Properties. These decisions include not incurring or reducing development expenses on properties for which Boaz Energy acts as the operator, which could cause the trust to not achieve the production growth projected in the reserve report or could cause oil and natural gas production to decline at a faster rate and thereby result in lower cash distributions by the trust in the future.

  •
  Boaz Energy may sell some or all of the Underlying Properties without taking into consideration the interests of the trust unitholders. Such sales may not be in the best interests of the trust unitholders. These purchasers may lack Boaz Energy's experience or its credit worthiness. Boaz Energy also has the right, under certain circumstances, to cause the trust to release all or a portion of the Net Profits Interest in connection with a sale of a portion of the Underlying Properties to which such Net Profits Interest relates. In such an event, the trust is entitled to receive the fair market value (net of sales costs) of the Net Profits Interest released. Please read "The Underlying Properties — Sale and Abandonment of Underlying Properties."

  •
  Boaz Energy and its affiliates have registration rights and can sell trust units without considering the effects such sale may have on trust unit prices or on the trust itself. Additionally, Boaz Energy and its affiliates can vote their trust units in their sole discretion without considering the interests of the other trust unitholders. Boaz Energy is not a fiduciary with respect to the trust unitholders or the trust and will not owe any fiduciary duties or liabilities to the trust unitholders or the trust.

  •
  Boaz Energy owns and operates oil and gas properties that are not included in the Underlying Properties. As a result, Boaz Energy's management team may dedicate their time and effort to the management of these other properties. Additionally, Boaz Energy is under no obligation to dedicate financial resources to the Underlying Properties and may decide to direct capital expenditures to these other properties.

The trust is managed by a trustee who cannot be replaced except by a majority vote of the trust unitholders at a special meeting, which may make it difficult for trust unitholders to remove or replace the trustee.

          The affairs of the trust will be managed by the trustee. Your voting rights as a trust unitholder are more limited than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unitholders or for an annual or other periodic re-election of the trustee. The trust agreement provides that the trustee may only be removed and replaced by the holders of a majority of the trust units present in person or by proxy at a meeting of such holders where a quorum is present, including trust units held by Boaz Energy, called by either the trustee or the holders of not less than 10% of the outstanding trust units. As a result, it will be difficult for public trust unitholders to remove or replace the trustee without the cooperation of Boaz Energy so long as it holds a significant percentage of total trust units.

Trust unitholders have limited ability to enforce provisions of the conveyance creating the Net Profits Interest, and Boaz Energy's liability to the trust is limited.

          The trustee has the power and authority to cause the trust to sue Boaz Energy or any other future owner of the Underlying Properties to enforce the terms of the conveyance creating the Net Profits Interest. If the trustee does not take appropriate action to cause the trust to enforce provisions of the conveyance, trust unitholders' recourse would likely be limited to bringing a lawsuit against the trustee to compel the trustee to take specified actions or, subject to any restrictions in the governing instrument to the trust, to bring a derivative action seeking authority to bring an action in the name of the trust to enforce provisions of the conveyance. As a result, trust unitholders will not be able to sue Boaz Energy or any future owner of the Underlying Properties to enforce these rights. Furthermore, the Net Profits Interest conveyance provides that, except as set forth in the conveyance, Boaz Energy will not be liable to the trust for the manner in which it performs its duties in operating the Underlying Properties as long as it acts without gross negligence or willful misconduct. Further, the trust agreement will provide that, to the fullest extent permitted by law, Boaz Energy and its affiliates shall not be subject to fiduciary duties or be liable for conflicts of interest principles.

Courts outside of Delaware may not recognize the limited liability of the trust unitholders provided under Delaware law.

          Under the Delaware Statutory Trust Act, trust unitholders will be entitled to the same limitation of personal liability extended to stockholders of corporations for profit under the General Corporation Law of the State of Delaware. No assurance can be given, however, that the courts in jurisdictions outside of Delaware will give effect to such limitation.

The operations of the Underlying Properties are subject to environmental laws and regulations that could adversely affect the cost, manner or feasibility of conducting operations on them or result in significant costs and liabilities, which could reduce the amount of cash available for distribution to trust unitholders.

          The oil and natural gas exploration and production operations on the Underlying Properties are subject to stringent and comprehensive federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations that apply to the operations on the Underlying Properties, including the requirement to obtain a permit before conducting drilling, secondary recovery, waste disposal or other regulated activities; the restriction of types, quantities and concentrations of materials that can be released into the environment; restrictions on water withdrawal and use; the incurrence of significant development expenses to install pollution or safety-related controls at the operated facilities; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and the imposition of substantial liabilities for pollution resulting from operations. For example, in June 2016, the U.S. Environmental Protection Agency ("EPA") finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Any such requirements could result in delays and increase the costs of development and production, reducing the profits available to the trust and potentially impairing the economic development of the Underlying Properties. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, often times requiring difficult and costly actions. Failure to comply with these laws and regulations may result in the assessment of administrative, civil or criminal penalties; the imposition of investigatory or remedial obligations; and the issuance of injunctions limiting or preventing some or all of the operations on the Underlying Properties. Furthermore, the inability to comply with environmental laws and regulations in a cost-effective manner, such as removal and disposal of produced water and other generated oil and gas wastes, could impair the production of oil and natural gas from the Underlying Properties in a commercial manner, which could further result in a reduction of distributable cash to the trust unitholders.

          There is inherent risk of incurring significant environmental costs and liabilities in the course of operations on the Underlying Properties as a result of the handling of petroleum hydrocarbons and wastes, air emissions and wastewater discharges related to operations, and historical industry operations and waste disposal practices, which in turn could decrease the profitability of the Underlying Properties and result in a reduction of distributable cash to the trust unitholders. Under certain environmental laws and regulations, owners and operators may be subject to joint and several strict liability for the removal or remediation of previously released materials or property contamination regardless of whether such owner or operator was responsible for the release or contamination or whether such owner or operator was in compliance with all applicable laws at the time those actions were taken. Remediation costs related to such contamination have the potential to adversely affect production on the Underlying Properties and could consequently result in a reduction of distributable cash to the trust unitholders. Private parties, including the owners of properties upon which wells are drilled and facilities where petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, the risk of accidental spills or releases could expose the Underlying Properties to significant liabilities that could have a material adverse effect on their, financial condition and results of operations, which in turn could reduce the amount of cash available for distribution to trust unitholders. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly operational control requirements or waste handling, storage, transport, disposal or cleanup requirements could require operations on the Underlying Properties to incur significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on their results of operations, competitive position or financial condition, which could subsequently adversely affect the distribution of cash to the trust unitholders.

          The trust will indirectly bear 80% of all costs and expenses paid by Boaz Energy, including those related to environmental compliance and liabilities associated with the Underlying Properties, including costs and liabilities resulting from conditions that existed prior to Boaz Energy's acquisition of the Underlying Properties unless such costs and expenses result from the operator's negligence or misconduct. In addition, as a result of the increased cost of compliance, Boaz Energy may decide to discontinue drilling.

The amount of cash available for distribution by the trust could be reduced by expenses caused by uninsured claims.

          Boaz Energy maintains insurance coverage against potential losses that it believes are customary in its industry. Boaz Energy currently maintains general liability insurance and excess liability coverage with limits of $2.0 million and $1.0 million per occurrence, respectively, and $10.0 million and $10.0 million in the aggregate, respectively. Boaz Energy's excess liability coverage has a deductible of $10,000 per occurrence, while there is no deductible on the general liability insurance. The general liability insurance covers Boaz Energy and its subsidiaries for liabilities arising out of bodily injury or property damage, including any resulting loss of use to third parties, and for sudden and accidental pollution or environmental liability, while the excess liability coverage is in addition to and triggered if the general liability per occurrence limit is reached. In addition, Boaz Energy maintains control of well insurance with per occurrence limits ranging from $2.0 million to $3.0 million and deductibles ranging from $100,000 to $200,000 depending on the status of the well. Boaz Energy is not required to maintain any minimum levels of insurance and its ability to maintain any such coverages will depend on conditions in the insurance markets among other factors beyond Boaz Energy's control. In addition, Boaz Energy's general liability insurance and excess liability policies do not provide coverage with respect to legal and contractual liabilities of the trust, and the trust does not maintain such coverage since it is passive in nature and does not have any ability to influence Boaz Energy or control the operations or development of the Underlying Properties. However, the trust unitholders may indirectly benefit from Boaz Energy's insurance coverage to the extent that insurance proceeds offset or reduce any costs or expenses that are deducted when calculating the net profits attributable to the trust.

          Boaz Energy does not currently have any insurance policies in effect that are intended to provide coverage for losses solely related to waterflooding or other completion operations; however, Boaz Energy believes its general liability and excess liability insurance policies would cover third-party claims related to waterflooding or other completion operations in accordance with, and subject to, the terms of such policies. These policies may not cover fines, penalties or costs and expenses related to government-mandated remediation of pollution. In addition, these policies do not provide coverage for all liabilities, and Boaz Energy cannot assure you that the insurance coverage will be adequate to cover claims that may arise or that Boaz Energy will be able to maintain adequate insurance at rates it considers reasonable. The occurrence of an event not fully covered by insurance could result in a significant decrease in the amount of cash available for distribution by the trust.

The operations of the Underlying Properties are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting operations on them or expose the operator to significant liabilities, which could reduce the amount of cash available for distribution to trust unitholders.

          The production and development operations on the Underlying Properties are subject to complex and stringent laws and regulations. In order to conduct its operations in compliance with these laws and regulations, Boaz Energy must obtain and maintain numerous permits, drilling bonds, approvals and certificates from various federal, state and local governmental authorities and engage in extensive reporting. Boaz Energy may incur substantial costs and experience delays in order to maintain compliance with these existing laws and regulations, and the trust will bear an 80% share of these costs. In addition, the operators' costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to its operations. Such costs could have a material adverse effect on Boaz Energy's business, financial condition and results of operations and reduce the amount of cash received by the trust and adversely affect distribution to the trust unitholders. The operators of the Underlying Properties must also comply with laws and regulations prohibiting fraud and market manipulations in energy markets.

          Laws and regulations governing exploration and production may also affect production levels. Boaz Energy is required to comply with federal and state laws and regulations governing conservation matters, including: provisions related to the unitization or pooling of the oil and natural gas properties; the establishment of maximum rates of production from wells; the spacing of wells; the plugging and abandonment of wells; and the removal of related production equipment. Additionally, state and federal regulatory authorities may expand or alter applicable pipeline safety laws and regulations, compliance with which may require increased capital costs on the part of Boaz Energy and third-party downstream oil and natural gas transporters. These and other laws and regulations can limit the amount of oil and natural gas Boaz Energy can produce from its wells, limit the number of wells it can drill, or limit the locations at which it can conduct drilling operations, which in turn could negatively impact trust distributions, estimated and actual future net revenues to the trust and estimates of reserves attributable to the trust's interests.

          New laws or regulations, or changes to existing laws or regulations, may unfavorably impact Boaz Energy, could result in increased operating costs or have a material adverse effect on its financial condition and results of operations and reduce the amount of cash received by the trust. For example, in the past, Congress or the states have considered legislation that, if adopted in its proposed form, would subject companies involved in oil and natural gas exploration and production activities to, among other items, the elimination of certain U.S. federal tax incentives and deductions available to oil and natural gas exploration and production activities and the prohibition or additional regulation of private energy commodity derivative and hedging activities. These and other potential regulations could increase the operating costs of Boaz Energy, reduce its liquidity, delay its operations or otherwise alter the way Boaz Energy conducts its business, any of which could have a material adverse effect on the trust and the amount of cash available for distribution to trust unitholders.

Climate change laws and regulations restricting emissions of "greenhouse gases" could result in increased operating costs and reduced demand for the oil and natural gas produced from the Underlying Properties while the physical effects of climate change could disrupt production and result in significant costs in preparing for or responding to those effects.

          In response to findings that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs") present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the federal Clean Air Act (the "CAA") that, among other things, establish Prevention of Significant Deterioration ("PSD"), construction and Title V operating permit reviews for certain large stationary sources. Facilities required to obtain PSD permits for their GHG emissions are also required to meet "best available control technology" standards that are established on a case-by-case basis. EPA rulemakings related to GHG emissions could adversely affect operations on the Underlying Properties and restrict or delay operators ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include gathering and boosting facilities.

          Furthermore, in June 2016, the EPA finalized rules that establish new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas source category, including production, processing, transmission and storage activities. The rules include first-time standards to address emissions of methane from equipment and processes across the source category. Compliance with these rules would require enhanced record-keeping practices, the purchase of new equipment, such as optical gas imaging instruments to detect leaks, and increased frequency of maintenance and repair activities to address emissions leakage. The rules would also likely require additional personnel time to support these activities or the engagement of third-party contractors to assist with and verify compliance. However, several states and industry groups filed suit before the U.S. Court of Appeals for the D.C. Circuit challenging the EPA's implementation of the methane rules and the EPA's legal authority to issue these rules. In addition, in April 2017, the EPA announced that it will review the rules for new, modified and reconstructed sources and will initiate reconsideration proceedings to potentially revise or rescind portions of the methane rule. The EPA had previously issued a stay of the June 3, 2017 compliance date applicable to fugitive emissions monitoring requirements for 90 days but, in July 2017, the U.S. Court of Appeals for the D.C. Circuit vacated the stay, holding that the EPA's decision to issue the stay was not permissible under the CAA. The court, however, subsequently issued a revised opinion allowing the EPA to stay implementation of the rule for two weeks. The court's decision does not limit the EPA's ability to reconsider the methane rule pursuant to notice and comment rulemaking. As a result of these developments, substantial uncertainty exists with respect to the future implementation of the EPA's methane rules.

          While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate change legislation, a number of state and regional cap and trade programs have emerged that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. Other states have passed renewable energy mandates, and recently automakers have announced their intention to increase production of electric powered vehicles in response to concerns related to climate change. In addition, in December 2015, over 190 countries, including the United States, reached an agreement to reduce global GHG emissions (the "Paris Accord"). The Paris Accord entered into force in November 2016. In June 2017, however, President Trump announced that the United States plans to withdraw from the Paris Accord and to seek negotiations either to reenter the Paris Accord on different terms or establish a new framework. The Paris Accord provides for a four-year exit process beginning in November 2016, which would result in an effective exit date of November 2020. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact the Underlying Properties, any such future laws and regulations imposing reporting obligations or limitations on emissions of GHGs could require Boaz Energy to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on their results of operations, competitive position or financial condition, which in turn could reduce the amount of cash available for distribution to the trust unitholders. Such requirements could also adversely affect demand for the oil and natural gas produced on the Underlying Properties, which could similarly reduce the trust's cash available for distribution to the trust unitholders.

          Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other extreme climatic events;

if any such effects were to occur, they could disrupt operations on the Underlying Properties or otherwise have a material adverse effect on their results of operations, competitive position or financial condition, which subsequently could reduce the amount of cash available for distribution to the trust unitholders.

Certain plant or animal species present in the areas included in the Underlying Properties could be designated as endangered or threatened, which could limit the ability to expand some of the existing operations or to develop new wells.

          The federal Endangered Species Act ("ESA") and analogous state laws restrict activities that may affect endangered or threatened species or their habitats. The designation of previously unidentified endangered or threatened species under such laws could limit Boaz Energy's ability to expand some of its existing operations or to develop its properties, which could have a material adverse effect on its financial condition and results of operations, and reduce the amount of cash received by the trust

The bankruptcy of Boaz Energy or any other third-party operator could adversely affect the operation of the wells and the development of the proved undeveloped reserves and interrupt or decrease distributions to trust unitholders.

          The value of the Net Profits Interest and the trust's ultimate cash available for distribution will be highly dependent on Boaz Energy's financial condition. Neither Boaz Energy nor any other operators of the Underlying Properties has agreed with the trust to maintain a certain net worth or to be restricted by other similar covenants, and Boaz Energy intends to use a portion of the net proceeds of this offering to repay indebtedness and for general company purposes instead of retaining all or a portion to pay costs for the operation and development of the Underlying Properties. In addition, Boaz Energy is not required to retain ownership of its trust units and may sell such units or distribute such units, or the proceeds from the sale thereof, to its owners. The ability to develop and operate the Underlying Properties depends on Boaz Energy's future financial condition and economic performance and access to capital, which in turn will depend upon the supply of and demand for oil and natural gas, prevailing economic conditions and financial, business and other factors, many of which are beyond the control of Boaz Energy.

          The bankruptcy of Boaz Energy or any third-party operator of the Underlying Properties could impede the operation of the wells and the development of the proved undeveloped reserves and decrease distributions to the trust unitholders. For example:

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  The working interest owners in the affected properties may have to seek a new party to perform the development and the operations of the affected wells. The right to replace an operator would be subject to the terms of any joint operating agreement, and the exercise thereof could be subject to the automatic stay in the operator's bankruptcy case. Boaz Energy or the other working interest owners may not be able to find a replacement operator, and they may not be able to enter into a new agreement with such replacement party on favorable terms within a reasonable period of time.

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  The payment of any accrued but unpaid oil and natural gas revenues payable on the Net Profits Interest at the time of a bankruptcy case filing by Boaz Energy or another operator could be delayed or such amounts may be misapplied or not paid to the trust at all, which would result in a general unsecured claim in favor the trust against Boaz Energy's (or the applicable operator's) bankruptcy estate. There is no certainty that such unsecured claim would receive a distribution from the bankruptcy estate.

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  Executory contracts to which Boaz Energy or another operator is party (including midstream and transportation contracts) would be subject to possible rejection in the bankruptcy case, which would result in a loss of access to the service provided by the counterparty to such contracts.

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  The counterparties to Boaz Energy's derivative contracts would not be subject to the automatic stay in bankruptcy and would be permitted to terminate such derivative contracts, which would result in Boaz Energy losing the benefit of such contracts and could result in any termination payment being applied by a counterparty to other obligations owed to the counterparty by Boaz Energy and therefore not to the trust.

          Please read "Information about Boaz Energy II, LLC" for additional information relating to Boaz Energy, including information relating to the business of Boaz Energy, historical financial statements of Boaz Energy and other financial information relating to Boaz Energy. Boaz Energy will not be a reporting company following this offering and will not be required to file periodic reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Therefore, as a trust unitholder, you will not have access to financial information about Boaz Energy.

Tax Risks Related to the Trust Units

The trust has not requested a ruling from the IRS regarding the tax treatment of the trust. If the IRS were to determine (and be sustained in that determination) that the trust is not a "grantor trust" for U.S. federal income tax purposes, the trust could be subject to more complex and costly tax reporting requirements that could reduce the amount of cash available for distribution to trust unitholders.

          If the trust were not treated as a grantor trust for U.S. federal income tax purposes, the trust should be treated as a partnership for such purposes. Although the trust would not become subject to U.S. federal income taxation at the entity level as a result of treatment as a partnership, and items of income, gain, loss and deduction would flow through to the trust unitholders, the trust's tax reporting requirements would be more complex and costly to implement and maintain, and its distributions to trust unitholders could be reduced as a result.

          Neither Boaz Energy nor the trustee has requested a ruling from the IRS regarding the tax status of the trust, and neither Boaz Energy nor the trust can assure you that such a ruling would be granted if requested or that the IRS will not challenge these positions on audit.

          Trust unitholders should be aware of the possible state tax implications of owning trust units. Please read "State Tax Considerations."

Certain U.S. federal income tax preferences currently available with respect to oil and natural gas production may be impacted as a result of future legislation.

          The U.S. Congress is considering legislation that would make significant changes to the Internal Revenue Code of 1986, as amended (the "Code"). While past legislative proposals have included the elimination or modification of the deduction for percentage or cost depletion with respect to the production of crude oil and natural gas, no such proposal is included in the legislation currently under consideration. No accurate prediction can be made as to whether any such legislation will be proposed or enacted in the future or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on the trust.

You will be required to pay taxes on your share of the trust's income, even if you do not receive any cash distributions from the trust.

          Trust unitholders are treated as if they own the trust's assets and receive the trust's income and are directly taxable thereon as if no trust were in existence. Because the trust will generate taxable income that could be different in amount than the cash the trust distributes, you will be required to pay any U.S. federal income taxes and, in some cases, state and local income taxes on your share of the trust's taxable income even if you receive no cash distributions from the trust. You may not receive cash distributions from the trust equal to your share of the trust's taxable income or even equal to the actual tax liability that results from that income.

A portion of any tax gain on the disposition of the trust units could be taxed as ordinary income.

          If you sell your trust units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those trust units. A substantial portion of any gain recognized may be taxed as ordinary income due to potential recapture items, including depletion recapture. Please read "Federal Income Tax Considerations — Tax Consequences to U.S. Trust Unitholders — Disposition of Trust Units."

The trust will allocate its items of income, gain, loss and deduction between transferors and transferees of the trust units each month based upon the ownership of the trust units on the monthly record date, instead of on the basis of the date a particular trust unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among the trust unitholders.

          The trust will generally allocate its items of income, gain, loss and deduction between transferors and transferees of the trust units each month based upon the ownership of the trust units on the monthly record date, instead of on the basis of the date a particular trust unit is transferred. It is possible that the IRS could disagree with this allocation method and could assert that income and deductions of the trust should be determined and allocated on a daily or prorated basis, which could require adjustments to the tax returns of the trust unitholders affected by the issue and result in an increase in the administrative expense of the trust in subsequent periods. Please read "Federal Income Tax Considerations — Classification and Taxation of the Trust — Direct Taxation of Trust Unitholders."

The ownership and disposition of trust units by non-U.S. persons may result in adverse tax consequences to them.

          Investment in trust units by non-U.S. persons raises issues unique to them. For example, distributions to a non-U.S. person may be reduced by withholding tax at a 30% rate unless such person is eligible for a lower rate under an applicable income tax treaty or distributions are effectively connected with such non-U.S. person's conduct of a trade or business in the United States. Non-U.S. persons may be required to file U.S. federal income tax returns and pay tax on their share of the trust's taxable income or proceeds from the sale of trust units. If you are a non-U.S. person, you should consult a tax advisor before investing in the trust units.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains "forward-looking statements" about Boaz Energy and the trust that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus, including, without limitation, statements under "Prospectus Summary" and "Risk Factors" regarding projected distributions to unitholders and the financial position, business strategy, production and reserve growth and other plans and objectives for the future operations of Boaz Energy and the trust are forward-looking statements. Such statements may be influenced by factors that could cause actual outcomes and results to differ materially from those projected. Forward-looking statements are subject to risks and uncertainties and include statements made in this prospectus under "Projected Cash Distributions," statements pertaining to future development activities and costs, and other statements in this prospectus that are prospective and constitute forward-looking statements.

          When used in this document, the words "believes," "expects," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. The following important factors, in addition to those discussed elsewhere in this prospectus, could affect the future results of the energy industry in general, and Boaz Energy and the trust in particular, and could cause actual results to differ materially from those expressed in such forward-looking statements:

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  the effect of changes in commodity prices;

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  the reserves of the Underlying Properties;

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  risks associated with the drilling and operation of oil and natural gas wells;

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  the amount of future direct operating expenses and development expenses;

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  risks associated with Boaz Energy and its ability to transfer operation of the Underlying Properties to third parties without the approval of trust unitholders;

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  the effect of existing and future laws and regulatory actions;

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  the impact of derivative instruments;

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  conditions in the capital markets;

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  competition from others in the energy industry;

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  uncertainty in whether development projects will be pursued;

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  uncertainty of estimates of oil and natural gas reserves and production;

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  the cost of developing the Underlying Properties; and

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  the cost of inflation.

          You should not place undue reliance on these forward-looking statements. All forward-looking statements speak only as of the date of this prospectus. Boaz Energy does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, unless the securities laws require it to do so.

          This prospectus describes other important factors that could cause actual results to differ materially from expectations of Boaz Energy and the trust, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to Boaz Energy, the trust, or persons acting on behalf of Boaz Energy or the trust are expressly qualified in their entirety by such factors.

 USE OF PROCEEDS

          Boaz Energy is offering all of the trust units to be sold in this offering, including the trust units to be sold upon any exercise of the underwriters' option to purchase additional trust units. The estimated net proceeds of this offering to be received by Boaz Energy will be approximately $              million, after deducting underwriting discounts and commissions and expenses, and $              million if the underwriters exercise their option to purchase additional trust units in full.

          Boaz Energy intends to use the net proceeds from this offering, including any proceeds from the exercise of the underwriters' option to purchase additional trust units, to repay $              million of borrowings outstanding under Boaz Energy's revolving credit facility, to make a distribution to Boaz Energy's owners and the remaining net proceeds for general company purposes. Boaz Energy is deemed to be an underwriter with respect to the trust units offered hereby. Affiliates of certain of the underwriters participating in this offering are lenders under Boaz Energy's revolving credit facility and will receive a portion of the proceeds from this offering as a result of the repayment of a portion of the borrowings thereunder. Please read "Underwriting — Relationships."

          The table below sets forth these intended uses with the corresponding dollar amounts planned for such use, assuming no exercise of the underwriters' over-allotment option.

Intended Use	Intended Amount Dedicated to Such Use
(in millions)
Repay borrowings outstanding under revolving credit facility	$
Distribution to Boaz Energy's equity owners	$
General company purposes	$

          Boaz Energy maintains a revolving credit facility with available borrowing capacity as of September 30, 2017 of $80 million. Borrowings under the revolving credit facility have a maturity date of January 14, 2019 and bear interest at the applicable LIBOR rate, plus applicable margins ranging from 2.00% to 3.00%, or at a base rate, plus applicable margins ranging from 1.00% to 2.00%. See "Information About Boaz Energy II, LLC — Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy — Credit Facility" for information on the adjusted base rate and adjusted LIBOR rate.

          As of September 30, 2017, total borrowings under Boaz Energy's revolving credit facility were $48 million and bore interest at a weighted average interest rate of approximately 3.27% per annum. The current borrowings under the revolving credit facility were incurred to fund development expenditures and leasehold acquisitions.

          A $1.00 increase or decrease in the assumed initial public offering price of $             per trust unit would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and offering expenses, received by Boaz Energy to increase or decrease, respectively, by approximately $              million, assuming the number of trust units offered by Boaz Energy, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional trust units, Boaz Energy intends to use the additional net proceeds for general company purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of trust units issued, then Boaz Energy would decrease the amount of net proceeds used for general company purposes.

 PROJECTED CASH DISTRIBUTIONS

          Immediately prior to the closing of this offering, Boaz Energy will create the Net Profits Interest through a conveyance to the trust of a Net Profits Interest derived from the Underlying Properties. The Net Profits Interest will entitle the trust to receive 80% of the net profits from the sale of production of oil and natural gas attributable to the Underlying Properties.

          The amount of trust revenues and cash distributions to trust unitholders will depend on, among other things:

  •
  the volume of oil and natural gas produced and sold attributable to the Underlying Properties;

  •
  oil and natural gas sales prices;

  •
  the payments made or received by Boaz Energy pursuant to the derivative contracts;

  •
  direct operating expenses;

  •
  development expenses; and

  •
  general and administrative expenses of the trust.

          The following table presents a calculation of forecasted cash distributions to holders of trust units for the twelve months ending March 31, 2019, which was prepared by Boaz Energy based on the assumptions that are described below and in "— Significant Assumptions Used to Prepare the Projected Cash Distributions."

          Typically, cash payment is received by Boaz Energy for oil production 30 to 60 days after it is produced and for natural gas production 60 to 90 days after it is produced. Given that the trust is entitled to a share of the profits from and after January 1, 2018 attributable to production occurring on or after January 1, 2018 and the initial distribution will not occur until May 2018, the initial distribution in May 2018 will relate to net profits received from production from January and February of 2018. The forecasted cash distributions assume that each of the other monthly distributions during the forecasted period will relate to production from a single month. As a result, the initial distribution is expected to exceed the amount of subsequent distributions. To adjust for the lag between the timing of production and the timing of cash received by Boaz Energy and the trust, the forecasted cash distributions for the twelve months ending March 31, 2019 are based on estimated production of oil and natural gas for the twelve months ending December 31, 2018.

          Unlike payments for production, payments related to hedges are settled during or soon after the end of each month. As a result, and in an effort to better align payments associated with production and hedges, the trust will not bear any hedge settlement costs paid by Boaz Energy, or be entitled to any hedge payments received by Boaz Energy, for periods on or prior to                          . In order to reflect this, the forecasted cash distributions for the twelve months ending March 31, 2019 reflect forecasted hedge settlements related to the twelve months ending                          .

          Boaz Energy does not as a matter of course make public projections as to future sales, earnings or other results. However, the management of Boaz Energy has prepared the projected financial information set forth below to present the projected cash distributions to the holders of the trust units based on the estimates and hypothetical assumptions described below. The accompanying projected financial information was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information.

          In the view of Boaz Energy's management, the accompanying unaudited projected financial information was prepared on a reasonable basis and reflects the best currently available estimates and judgments of Boaz Energy related to oil and natural gas production, operating expenses and development expenses, and other general and administrative expenses based on:

  •
  the oil and natural gas production estimates for the twelve months ending December 31, 2018 contained in the reserve reports;

  •
  estimated direct operating expenses and development expenses for the twelve months ending December 31, 2018 contained in the reserve reports;

  •
  projected payments made or received pursuant to the derivative contracts for the twelve months ending                          ; and

  •
  estimated trust general and administrative expenses of $             for the twelve months ending March 31, 2019.

          The projected financial information was based on the hypothetical assumption that prices for oil and natural gas remain constant at $             per Bbl of oil and $              per MMBtu of natural gas during the twelve month projection period. These assumed prices were based on the volumetric weighted average using the NYMEX futures strip pricing of $             per Bbl of crude oil and $             per MMBtu for natural gas for the months of April 2018 through March 2019. The assumed prices are then adjusted to take into account Boaz Energy's estimate of the basis differential (based on location and quality of the production) between published prices and the prices actually received by Boaz Energy. Actual prices paid for oil and natural gas expected to be produced from the Underlying Properties during the twelve months ending December 31, 2018 will likely differ from these hypothetical prices due to fluctuations in the prices generally experienced with respect to the production of oil and natural gas and variations in basis differentials. For example, for the twelve months ended December 31, 2017, the published daily average closing WTI crude oil spot price per Bbl was approximately $             and the daily average Henry Hub natural gas spot price per MMBtu was approximately $             .

          Please read "— Significant Assumptions Used to Prepare the Projected Cash Distributions" and "Risk Factors — Risks Inherent in the Underlying Properties — Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders."

          Neither KPMG LLP, Boaz Energy's independent registered public accounting firm, nor any other independent accountants have compiled, examined or performed any procedures with respect to the projected financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the projected financial information.

          The projections and estimates and the hypothetical assumptions on which they are based are subject to significant uncertainties, many of which are beyond the control of Boaz Energy and the trust. Actual cash distributions to trust unitholders, therefore, could vary significantly based upon the occurrence of events or conditions that are different from the events or conditions assumed to occur for purposes of these projections. Cash distributions to trust unitholders will be particularly sensitive to fluctuations in oil and natural gas prices. Please read "Risk Factors — Risks Inherent in the Underlying Properties — Oil and natural gas prices are volatile, and lower oil and natural gas prices could reduce proceeds to the trust and cash distributions to trust unitholders." While Boaz Energy expects production to increase through 2022, as a result of typical production declines for oil and natural gas properties, production estimates will generally decrease from year to year thereafter, and the projected cash distributions shown in the table below are not necessarily indicative of distributions for future years. Please read "— Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices," which shows projected effects on cash distributions from hypothetical changes in oil and natural gas prices. Because payments to the trust will be generated by depleting assets and the trust has a finite life with the production from the Underlying Properties diminishing over the long term, a portion of each distribution will represent, in effect, a return of your original investment. Please read "Risk Factors — Risks

Inherent in the Underlying Properties — The reserves attributable to the Underlying Properties are depleting assets and production from those reserves will diminish over the long term. Furthermore, the trust is precluded from acquiring other oil and natural gas properties or net profits interests to replace the depleting assets and production. Therefore, proceeds to the trust and cash distributions to trust unitholders will decrease over time."

Projected Cash Distributions to Trust Unitholders	Projections for the Twelve Month Period Ending March 31, 2019
(In thousands, except per unit data)
Underlying Properties sales volumes:
Oil (MBbl)
Natural gas (MMcf)(1)

Total sales (MBoe)

Assumed NYMEX price(2):
Oil (per Bbl)	$
Natural gas (per MMBtu)
Assumed realized sales price(3):
Oil (per Bbl)	$
Natural gas (per Mcf)
Calculation of net profits:
Gross profits(4):
Oil sales	$
Natural gas sales

Total	$

Costs:
Direct operating expenses:
Lease operating expenses	$
Severance and ad valorem taxes
Development expenses(5)

Total	$

Settlement of derivative contracts(6)

Net profits	$
Percentage allocable to Net Profits Interest	80%

Net profits to trust from Net Profits Interest	$
Trust general and administrative expenses(7)	$

Cash available for distribution by the trust	$

Cash distribution per trust unit (assumes units)	$

(1)
Sales volumes for natural gas include NGLs.

(2)
For a description of the effect of lower NYMEX prices on projected cash distributions, please read "— Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices."

(3)
Sales price net of forecasted gravity, quality, transportation, gathering and processing and marketing costs. For more information about the estimates and hypothetical assumptions made in preparing the table above, see "— Significant Assumptions Used to Prepare the Projected Cash Distributions."

(4)
Represents "gross profits" as described in "Computation of Net Profits."

(5)
Represents estimated development expenditures related to infrastructure development and ongoing waterflood operations.

(6)
Reflects net cash impact of settlements of derivative contracts relating to production. See "The Underlying Properties — Derivative Arrangements."

(7)
Total general and administrative expenses of the trust on an annualized basis for the twelve months ending March 31, 2019 are expected to be $                           and will include the annual fees to the trustees, accounting fees, engineering fees, legal fees, stock exchange listing fees, printing costs and other expenses properly chargeable to the trust.

Significant Assumptions Used to Prepare the Projected Cash Distributions

          Timing of actual distributions.    In preparing the projected cash distributions above and sensitivity analysis below, the revenues and expenses of the trust were calculated based on the terms of the conveyance creating the trust's Net Profits Interest. These calculations are described under "Computation of Net Profits." It is the intent of the trust to distribute to trust unitholders proceeds received by the trust in the month after the trust receives such funds. Monthly cash distributions will be made to holders of trust units as of the applicable record date (generally the last business day of each calendar month) on or before the 10th business day after the record date. Due to the amount of time it typically takes Boaz Energy and other third-party operators to collect payments from their customers and distribute their payments to the interest owners, it has been assumed, for purposes of the projections, that cash distributions for each month will include oil production from 60 to 90 days prior to the distribution date and natural gas production from 90 to 120 days prior to the distribution date. The first distribution is expected to be made on or about May 14, 2018 to record trust unitholders as of or about April 30, 2018, and will include cash that Boaz Energy is required to pay to the trust relating to sales of oil and natural gas production for the months of January and February of 2018 and production and development expenses for the months of January and February of 2018. Subsequent distributions will only include the net profits attributable to the Net Profits Interest for one month, and, as a result, the initial distribution is expected to exceed the amount of subsequent distributions.

          Production estimates and development expenses.    In 2016 and 2017, Boaz Energy's production growth from the Underlying Properties was 2.3% and          %, respectively, and for the years ended December 31, 2016 and 2017, net sales from the Underlying Properties were 446.7 MBbls and                          Bbls of oil, respectively, and 269.5 MMcf and                          Mcf of natural gas, respectively. Based on the reserve reports, production volumes for the twelve months ending March 31, 2019 (the "forecast period") from the Underlying Properties are                          Bbls of oil and                          Mcf of natural gas, representing a growth in production of         % for the forecast period from 2017 production. Historically, Boaz Energy's production growth has been materially lower. The primary cause of this significant increase in production is the completion of the majority of Boaz Energy's secondary recovery and other development programs on the Underlying Properties, particularly the ongoing fill-up of reservoirs where Boaz Energy is conducting waterflood operations.

          During 2016, Boaz Energy drilled 22 gross (8.6 net) producing wells and one injection well, converted three producing wells into injection wells and commenced or expanded secondary recovery operations across its Permian Clearfork, Permian Abo, Permian Shelf and Permian Platform assets of the Underlying Properties. As a result of these activities, the Underlying Properties had production of 491.6 MBoe during the year ended December 31, 2016 and proved reserves of 11.2 MMBoe as of December 31,

2016. Boaz Energy made $15.4 in development expenditures on the Underlying Properties during the year ended December 31, 2016.

          During 2017, Boaz Energy drilled                          gross (                          net) producing wells and                          injection wells, converted                          producing wells into injection wells and commenced or expanded secondary recovery operations across its Permian Clearfork, Permian Abo, Permian Shelf and Permian Platform assets of the Underlying Properties. As a result of these activities, the Underlying Properties had production of                          MBoe during the year ended December 31, 2017 and proved reserves of                          MMBoe as of December 31, 2017. Boaz Energy made $             in development expenditures on the Underlying Properties during the year ended December 31, 2017.

          During the forecast period, Boaz Energy anticipates further developing proved reserves across the Underlying Properties through a combination of new water injection wells, additional recompletions of existing wells in new zones, converting existing wells to injection wells and refracturing existing wells, among other things, at a development cost of $              million, $              million of which will be deducted in calculating net profits.

          Oil and natural gas prices.    Assumed NYMEX oil and natural gas prices differ from the actual price received for production attributable to the Underlying Properties. Differentials between published oil and natural gas prices and the prices actually received for the oil and natural gas production may vary significantly due to market conditions, transportation, gathering and processing costs, quality of production and other factors.

          In the above table, an average of $             per Bbl is deducted from, and an average of $             per Mcf is added to, the assumed NYMEX futures price for crude oil and natural gas, respectively, to reflect these differentials. These differences are based on Boaz Energy's estimate of the average difference between the NYMEX published price of crude oil and natural gas and the price to be received by Boaz Energy for production attributable to the Underlying Properties during the twelve months ending March 31, 2019. Projected average oil and natural gas prices appearing in this prospectus have been adjusted for these differentials.

          The differentials to published oil and natural gas prices applied in the above projected cash distribution estimate are based upon an analysis by Boaz Energy of the historic price differentials for production from the Underlying Properties with consideration given to gravity, quality and transportation and marketing costs that may affect these differentials. There is no assurance that these assumed differentials will occur.

          If oil and natural gas prices decline, Boaz Energy and other third-party operators of the Underlying Properties may elect to reduce or completely suspend production if it becomes uneconomic. No adjustments have been made to estimated production during the twelve months ending March 31, 2019 to reflect potential reductions or suspensions of production.

          Settlement of Derivative Contracts.    Boaz Energy has entered into derivative contracts with unaffiliated third parties in order to mitigate the effects of falling commodity prices through             . The trust will not bear any hedge settlement costs paid by Boaz Energy, or be entitled to any derivative payments received by Boaz Energy, for periods on or prior to             . For more information, see "The Underlying Properties — Derivative Arrangements."

          Costs.    For the twelve months ending March 31, 2019, Boaz Energy estimates lease operating expenses to be approximately $              million, severance and ad valorem taxes to be approximately $              million and development costs incurred to be approximately $              million. For the year ended December 31, 2017, lease operating expenses of the Underlying Properties were $              million, severance and ad valorem taxes were $              million and development costs incurred were $              million. For a description of direct operating expenses, see "Computation of Net Profits — Net Profits Interest." Lease operating expenses include a per well charge of $             per well per month for

wells Boaz Energy operates and $             per well per month for wells Boaz Energy does not operate as reimbursement of its overhead, administrative and other indirect costs.

          General and administrative expense.    The trust will pay the trustee and Delaware trustee an administrative fee of $180,000 and $4,000 per year, respectively. The trust will also incur legal, accounting, tax, advisory, engineering and printing costs, stock exchange listing fees and other administrative and out-of-pocket expenses that are deducted by the trust before distributions are made to trust unitholders. Additionally, the trust will be responsible for paying other expenses incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and monthly reports to trust unitholders, tax return and Form 1099 preparation and distribution, New York Stock Exchange ("NYSE") listing fees, independent auditor fees and registrar and transfer agent fees. Total administrative expenses of the trust on an annualized basis for the twelve months ending March 31, 2019 are initially expected to be approximately $             , including the administrative fees payable to the trustee and Delaware trustee.

Sensitivity of Projected Cash Distributions to Oil and Natural Gas Production and Prices

          The amount of revenues of the trust and cash distributions to the trust unitholders will be directly dependent on the sales price for oil and natural gas production sold from the Underlying Properties, the volumes of oil and natural gas produced attributable to the Underlying Properties, payments made or received under the derivative contracts and variations in direct operating expenses and development expenses.

          The table and discussion below set forth sensitivity analyses of annual cash distributions per trust unit for the twelve months ending March 31, 2019, on the assumption that a trust unitholder purchased a trust unit in this offering and held such trust unit until the monthly record date for distributions for February 2019, based upon (i) the assumption that a total of             trust units are issued and outstanding after the closing of the offering made hereby; (ii) realization of the production levels estimated in the reserve reports; (iii) the hypothetical commodity prices based upon assumed NYMEX prices; (iv) the impact of the derivative contracts entered into by Boaz Energy that relate to production from the Underlying Properties; and (v) other assumptions described above under "— Significant Assumptions Used to Prepare the Projected Cash Distributions." The hypothetical commodity prices of oil shown have been chosen solely for illustrative purposes.

          The table below is not a projection or forecast of the actual or estimated results from an investment in the trust units. The purpose of the table below is to illustrate the sensitivity of cash distributions to changes in the price of oil (giving effect to the derivative contracts that will be in place during the twelve months ending March 31, 2019). There is no assurance that the hypothetical assumptions described below will actually occur or that NYMEX futures prices will not change by amounts different from those shown in the tables.

          The trust's derivative contracts will be in effect only through           , and as a result there is likely to be greater fluctuation in cash distributions resulting from fluctuations in the realized oil and natural gas prices in periods subsequent to the expiration of those contracts. See "Risk Factors" for a discussion of various items that could impact production levels and the prices of crude oil and natural gas. The trust would be unable to make any monthly cash distribution if oil and natural gas prices were below $             per Bbl and $             per Mcf, respectively.

Sensitivity of Projected Cash Distribution Per Trust Unit
to Changes in NYMEX Futures Oil Prices
(Period Estimate of April 1, 2018 to March 31, 2019)

% of 2018 NYMEX Futures Pricing
85%	90%	95%	100%	105%	110%	115%
$	$	$	$	$	$	$

 THE UNDERLYING PROPERTIES

Oil Recovery Overview

          When a conventional oil field is first produced, the oil typically is recovered as a result of natural pressure within the producing formation, often assisted by pumps of various types. The only natural force present to move the crude oil to the wellbore is the pressure differential between the higher pressure in the formation and the lower pressure in the wellbore. At the same time, there are many factors that act to impede the flow of crude oil, depending on the nature of the formation and fluid properties, such as pressure, permeability, viscosity and water saturation. This stage of production is referred to as "primary production."

          Production from oil fields can often be enhanced through the implementation of waterflooding, a form of secondary oil recovery that repressurizes a reservoir through water injection and pushing or "sweeping" oil to existing producing wellbores at a relatively low capital cost. Waterflooding is often used once initial conventional production from naturally occurring reservoir pressure has begun to decline. Following the commencement of a waterflood, water typically fills the reservoir over a six to eighteen month period. During this period, production slowly increases toward a peak over, on average, a two-year period, as water injected through injection wells continues to flood the formation and sweep oil toward producing wells. After reaching its peak, production will typically slowly return to historical decline rates. Secondary recovery significantly increases total produced volumes from a given target formation, with some estimates indicating that the volumes recovered from secondary recovery techniques can be more than double the amount recovered through primary recovery. Waterflooding is utilized as a secondary recovery technique for the majority of the Underlying Properties, including the Permian Clearfork, Permian Abo and Permian Shelf areas.

          Waterflooding was first utilized in Texas in the 1930s and has remained a significant method of recovery even as production from horizontal drilling and hydraulic fracturing has increased. A large number of operators, including Occidental Petroleum Corporation, Exxon Mobil Corporation, ConocoPhillips Corporation, Apache Corporation, Chevron Corporation, Devon Energy Corporation and Kinder Morgan, Inc., continue to develop and produce from conventional reservoirs using secondary and tertiary recovery techniques, including waterfloods, because of the predictability of results and attractive margins.

Permian Basin

          The Underlying Properties are located in the Permian Basin, the most prolific oil producing area in the United States according to the EIA. The Permian Basin extends over 75,000 square miles in West Texas and Southeastern New Mexico, consists of multiple, stacked hydrocarbon-bearing formations and has produced over 30 billion Bbls of oil and more than 75 Tcf of natural gas since its discovery in 1921. The basin is further characterized by a favorable operating environment, high oil and liquids-rich natural gas content, significant in-place midstream infrastructure, a well-developed network of oilfield service providers and long-lived reserves with generally consistent geologic attributes and reservoir quality.

          According to the EIA, the Permian Basin accounted for 23% of total U.S. crude oil production during 2016. According to Baker Hughes, the Permian Basin remains the most active basin in the United States with 391 active horizontal rigs working as of November 17, 2017. The Underlying Properties contain 31,307 gross (21,712 net) acres in the Permian Basin.

The Underlying Properties

          The Underlying Properties consist of long-life reserves in mature, conventional oil fields with established decline curves. Through the application of waterflooding and additional development activities, Boaz Energy has and expects to continue to experience significant increases in production from the Underlying Properties in the near term followed by a return to the Underlying Properties' natural decline rates. For example, since the acquisition of its Kingdom Clearfork acreage in September 2014, Boaz Energy has increased the average daily net production from this field from 115 Boe/d during the three months ended October 31, 2014 to 631 Boe/d during the three months ended September 30, 2017, primarily through the implementation of waterflood operations and associated development activities.

          The Underlying Properties consist of the following four operating areas:

          The Permian Clearfork area consists of 2,434 net acres on the Central Basin Platform of the Permian Basin in Hockley and Terry Counties, Texas. Since the commencement of drilling activities in 1965 through September 30, 2017, the Underlying Properties in the Permian Clearfork area have cumulative gross production of 4.5 MMBbls of oil and 1.1 Bcf of natural gas. A majority of the production in the Permian Clearfork area comes from wells in the Kingdom Clearfork field, which primarily produce from the Clearfork formation. The majority of Boaz Energy's capital expenditures in this field, including expenditures related to infrastructure and initial waterflood operations, have been completed. The waterflood is in the early to middle phases of reservoir fill up and the rate of production has begun to increase. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Clearfork have 6.0 net (8.6 gross) MMBoe of total proved reserves, 81.4% of which are proved developed reserves. The Kingdom Clearfork's proved developed non-producing and undeveloped reserves will require capital expenditures of approximately $9.8 million through December 31, 2022, or approximately $3.26 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated in the Kingdom Clearfork field over the next several years from continued waterflood response and the expansion of waterflood operations into the western portions of the field.

          The Permian Abo area consists of 1,667 net acres on the Central Basin Platform of the Permian Basin in Terry and Cochran Counties, Texas. Since the commencement of drilling activities in 1970 through September 30, 2017, the Underlying Properties in the Permian Abo area have cumulative gross production of 5.4 MMBbls of oil and 0.2 Bcf of natural gas. A majority of the production in the Permian Abo area comes from wells in the Kingdom Abo field, which primarily produce from the Abo formation. The majority of Boaz Energy's capital expenditures in this field, including expenditures related to infrastructure and initial waterflood operations, have been completed. The waterflood is in the early to middle phases of reservoir fill up and the rate of production has begun to increase. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Abo have 2.8 net (4.8 gross) MMBoe of total proved reserves, 94.9% of which are proved developed reserves. The Permian Abo's proved developed non-producing and undeveloped reserves will require capital expenditures of approximately $3.0 million through December 31, 2022, or approximately $3.08 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated in the Kingdom Abo field over the next several years from continued waterflood response as well as refracturing existing wells and infill drilling.

          The Permian Shelf area consists of 14,727 net acres on the Eastern Shelf of the Permian Basin in Glasscock, Schleicher, Stonewall and Coke Counties, Texas. Since the commencement of drilling activities in 1948 through September 30, 2017, the Underlying Properties in the Permian Shelf area have cumulative gross production of 23.6 MMBbls of oil and 16.0 Bcf of natural gas. A significant portion of the production in the Permian Shelf area comes from wells in the Fort McKavitt and Flowers fields, which primarily produce from the Canyon formation. A significant portion of Boaz Energy's capital expenditures in these fields, including expenditures related to infrastructure and initial waterflood operations, have been completed. The waterfloods are in the early to middle phases of reservoir fill up, and the rate of production has begun to increase. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Shelf have 4.7 net (7.7 gross) MMBoe of total proved reserves, 40.1% of which are proved developed reserves. The Permian Shelf's proved developed non-producing and undeveloped reserves will require capital expenditures of approximately $13.1 million through December 31, 2022, or approximately $4.08 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated over the next several years through continued waterflooding operations, expansion of the waterflood operations, recompleting existing wells in new formations and drilling additional infill wells.

          The Permian Platform area consists of 2,884 net acres on the Central Basin Platform of the Permian Basin in Ward, Crane, Terry and Ector Counties, Texas. Since the commencement of drilling activities in 1958 through September 30, 2017, the Underlying Properties in the Permian Platform area have cumulative gross production of 4.8 MMBbls of oil and 10.2 Bcf of natural gas. The properties primarily produce from the Clearfork, San Andres, and Devonian formations. As of September 30, 2017, Cawley Gillespie estimates the Underlying Properties in the Permian Platform have 0.5 net (2.4 gross) MMBoe of total proved reserves, all of which are proved developed. The Permian Platform's proved developed non-producing reserves will require capital expenditures of approximately $0.04 million through December 31, 2022, or approximately $0.92 per barrel of such reserves, to convert such reserves to proved developed producing reserves. The Net Profits Interest will bear its proportionate share of such capital expenditures. Production growth is anticipated in this area over the next several years through recompleting existing wells in new formations and additional developmental drilling.

Estimated Proved Reserves

          The Underlying Properties had approximately 14.0 MMBoe of proved reserves as of September 30, 2017, which were approximately 92% oil and 71% proved developed reserves based on reserve reports prepared by Cawley Gillespie in accordance with criteria established by the Securities and Exchange Commission (the "SEC"). The Underlying Properties produced approximately 1,759 net Boe/d from 398 gross (290 net) producing wells for the three months ended September 30, 2017 and Boaz Energy operated approximately 91% of the net production from the Underlying Properties during that period. The following table summarizes certain information regarding the proved reserves and production associated with the Underlying Properties as of and for the period indicated.

	As of September 30, 2017 except as otherwise noted
						Average Daily Net Production For Three Months Ended September 30, 2017 (Boe/d)	80% of Proved Reserves of the Underlying Properties (MBoe)(5)
	Proved Reserves(1)
Underlying Properties by Operating Area	PV-10 Value(2) (In millions)	Total (MBoe)(3)	% Oil	% Proved Developed Reserves	R/P Ratio(4)
Permian Clearfork	$83.6	6,041	98.1%	81.4%	28.1	749	4,833
Permian Abo	39.3	2,791	100.0%	94.9%	24.8	338	2,233
Permian Shelf	52.8	4,684	82.7%	40.1%	26.3	503	3,747
Permian Platform	5.5	516	73.3%	100.0%	8.3	170	413

Total	$181.2	14,033	92.4%	71.0%	24.7	1,759	11,226

(1)
In accordance with the rules and regulations promulgated by the SEC, the proved reserves presented above were determined using the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period from October 1, 2016 through September 30, 2017, without giving effect to any hedge transactions, and were held constant for the life of the properties. This yielded a price for oil of $49.81 per Bbl and a price for natural gas of $3.00 per MMBtu, in each case, before adjustments for quality, transportation fees and differentials. Oil equivalents in the table are the sum of the barrels of oil and the oil equivalent barrels of the stated Mcf of natural gas, calculated on the basis that six Mcf of natural gas are the energy equivalent of one barrel of oil.

(2)
PV-10 is a non-GAAP financial measure calculated as the present value of estimated future net revenue to be generated from the production of proved reserves, discounted using an annual discount rate of 10%. PV-10 differs from the Standardized Measure, the most directly comparable GAAP financial measure, because it excludes the effect of income taxes on future net revenues. The PV-10 value and the standardized measure of discounted future net cash flows do not purport to present the fair value of the oil and natural gas reserves attributable to the Underlying Properties. The registrants intend to reconcile total PV-10 to the Standardized Measure in the first submission or filing that contains financial information as of and for the twelve months ended December 31, 2017.

(3)
Reflects 100% of the proved reserves attributable to Boaz Energy's working interest in the Underlying Properties.

(4)
The R/P ratio, or the reserves-to-production ratio, is a measure of the number of years that a specified reserve base could support a fixed amount of production. For the purposes of this table, this ratio is calculated by dividing total estimated proved reserves of the subject properties as of September 30, 2017 by annual total production for the prior 12 months. Because production rates naturally decline over time, the R/P ratio is not a useful estimate of how long properties should economically produce. Based on the reserve reports, economic production from the Underlying Properties is expected for at least 75 years.

(5)
For information regarding proved reserves related to the Net Profits Interest, please see "The Underlying Properties."

Estimated Future Production

          The chart below, which depicts the forecasted net production from the proved developed and proved undeveloped reserves associated with the Underlying Properties through December 31, 2022 based on the reserve report as of September 30, 2017 prepared by Cawley Gillespie, reflects the expected growth in production resulting from capital expenditures Boaz Energy has made and expects to make in waterflood projects across the Underlying Properties through that date as well as the predictable production and long lived reserves that underlie the Net Profits Interest. Boaz Energy estimates that only approximately 17.7% of the estimated total cash flows associated with the Net Profits Interest through

December 31, 2022 will be required to fund its proportionate share of the capital expenditures required to achieve the results presented below.

          As of September 30, 2017, the Underlying Properties had proved reserves of 14.0 MMBoe. A majority of the proved reserves attributable to the Underlying Properties are proved developed reserves. Proved developed reserves are the most valuable and lowest risk category of reserves because their production requires no significant future development expenses. As of September 30, 2017, approximately 71% of the volumes and 78% of the PV-10 value of the proved reserves associated with the Underlying Properties were attributed to proved developed reserves. As of September 30, 2017, Boaz Energy was the operator of approximately 91% of the production attributable to the Underlying Properties.

          As proved reserves are evaluated using only direct costs, and the general and administrative and other costs incurred by the trust are not included in the reserve calculation, the attribution of proved reserves does not necessarily mean that the trust will have cash available for distribution to trust unitholders.

          Average net production from the Underlying Properties for the nine-months ended September 30, 2017 was approximately 1,607 Boe per day (or 1,286 Boe per day attributable to 80% of the Underlying Properties for the benefit of the trust), comprised of approximately 91.3% oil and 8.7% natural gas. For 2016, the oil revenues generated by the Underlying Properties was $17.6 million and natural gas revenues generated by the Underlying Properties was $0.8 million.

          Boaz Energy's interests in the Underlying Properties require Boaz Energy to bear its proportionate share of the costs of development and operation of such properties. As of December 31, 2016, Boaz Energy held average working interests of 74% and average net revenue interest of 58% in the Underlying

Properties. The Underlying Properties are also burdened by non-cost bearing interests owned by third parties consisting primarily of overriding royalty and royalty interests.

Historical and Unaudited Pro Forma Combined Financial and Operating Data of the Underlying Properties

Financial Data of the Underlying Properties

          The historical financial data presented below for the year ended December 31, 2017 and 2016 has been derived from the audited statements of revenues and direct operating expenses of the Underlying Properties, the Memorial Underlying Properties and the Crane County Underlying Properties included elsewhere in this prospectus. The unaudited pro forma combined financial data presented below for the year ended December 31, 2016 has been prepared to give effect to the acquisition of the Memorial Underlying Properties as if such acquisition had occurred on January 1, 2016. The unaudited pro forma combined financial data presented below for the year ended December 31, 2017 has been prepared to give effect to the acquisition of the Crane County Underlying Properties as if such acquisition had occurred on January 1, 2017. The summary unaudited pro forma combined financial data have been derived from the audited statements of revenues and direct operating expenses of the Underlying Properties, the Memorial Underlying Properties and the Crane County Underlying Properties included elsewhere in this prospectus, and should be read in conjunction with "The Underlying Properties — Discussion and Analysis of Results of Operations of the Underlying Properties" and the accompanying financial statements and related notes included elsewhere in this prospectus.

	Historical		Pro Forma
	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
	(In thousands)		(In thousands) (unaudited)
Revenues:
Oil sales	$13,520	$	$17,561	$
Natural gas and natural gas liquids sales	688		810

Total operating revenue	$14,208	$	$18,371	$

Direct operating expenses:
Lease operating expense	$3,650	$	$5,790	$
Severance and ad valorem taxes	1,129		1,317

Total direct operating expenses	4,779		7,107

Excess of revenues over direct operating expenses	$9,429	$	$11,264	$

Operating Data of the Underlying Properties

          The following table presents the oil and natural gas sales volumes, average sales prices and average costs per Boe for the Underlying Properties on a historical and pro forma basis for the years ended December 31, 2017 and 2016. The pro forma combined operating data for the year ended December 31, 2016 gives effect to the acquisition of the Memorial Underlying Properties as if such acquisition had occurred on January 1, 2016. The pro forma combined operating data presented below for the year ended December 31, 2017 has been prepared to give effect to the acquisition of the Crane County Underlying Properties as if such acquisition had occurred on January 1, 2017.

	Historical		Pro Forma
	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Production volumes:
Oil (MBbls)	329.2		446.7
Natural Gas (MMcf)	223.7		269.5

Total (MBoe)	366.5		491.6
Average net daily production (Boe/d)	1,001		1,343
Average sales prices:
Oil ($/Bbl)	$41.07	$	$39.32	$
Natural gas ($/Mcf)	$3.08	$	$3.01	$
Average price per Boe	$38.77	$	$37.37	$
Average expenses per Boe:
Lease operating expense	$9.96	$	$11.78	$
Severance and ad valorem taxes	$3.08	$	$2.68	$
Total operating expenses per Boe	$13.04	$	$14.46	$

Discussion and Analysis of Results of Operations of the Underlying Properties

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

          This Confidential Submission No. 1 omits the discussion and analysis of the results of operations for the years ended December 31, 2017 and 2016 because full year 2017 information is not yet available. Such information will be included in subsequent filings of this registration statement after results of operations are available for the year ended December 31, 2017.

Derivative Arrangements

          The revenues derived from the Underlying Properties depend substantially on prevailing oil prices and, to a lesser extent, natural gas prices. As a result, commodity prices also affect the amount of cash flow available for distribution to the trust unitholders. Lower prices may also reduce the amount of oil and natural gas that Boaz Energy can economically produce. Boaz Energy has entered into derivative contracts to reduce the exposure of the revenues from oil and natural gas production from the Underlying Properties to fluctuations in oil and natural gas prices and to achieve more predictable cash flow. However, these contracts may limit the amount of cash available for distribution if prices increase above the fixed hedge price. The derivative contracts consist of commodity derivative contracts with unaffiliated third parties in order to mitigate the effects of falling commodity prices through                 .

          From                 through                  , Boaz Energy's oil and natural gas derivative contracts attributable to the Underlying Properties in fixed price swaps, collars and floors are as follows:

Term	Commodity	Structure	Hedged Oil Bbl/d or MMBtu/d	Floor Price	Cap Price
				$	$
				$	$
				$	$

          The trust will not bear any hedge settlement costs paid by Boaz Energy, or be entitled to any hedge payments received by Boaz Energy, for periods on or prior to             .

          The amounts received by Boaz Energy from the derivative contract counterparty upon settlement of the derivative contracts may increase or reduce the amount of net profits related to the Underlying Properties in calculating net profits. In addition, the aggregate amounts paid by Boaz Energy on settlement of the derivative contracts related to the Underlying Properties will reduce the amount of net profits paid to the trust. See "Computation of Net Profits — Net Profits Interest."

Near Term Development Activities

Capital Budget

          Boaz Energy's 2017 capital budget for the Underlying Properties is approximately $19.2 million, of which approximately $17.0 million has been spent as of September 30, 2017. The Boaz Energy management team controls the amount and timing of capital expenditures for the Underlying Properties.

          Through December 31, 2022, Boaz Energy estimates that expenditures of approximately $25.9 million will be required to develop proved undeveloped reserves on the Underlying Properties, to complete existing wells in new productive zones on the Underlying Properties and to develop proved developed non-producing reserves on the Underlying Properties. Boaz Energy estimates that these capital expenditures will require the investment of approximately 17.7% of the estimated total cash flows from the Underlying Properties during this period and that, therefore, sufficient cash will exist to pursue this development plan. In addition, Boaz Energy expects to have access to capital and liquidity through cash balances, cash flow from operations and available borrowings under its revolving credit facility to meet its debt and other obligations.

Other

          Any additional incremental revenue received by Boaz Energy from additional production resulting from future capital expenditures could have the effect of increasing future distributions to the trust unitholders. No assurance can be given, however, that any such development activities will be undertaken or, if undertaken, will produce in commercial quantities or that the characteristics of any development project will match the characteristics of Boaz Energy's or any third-party operators' existing wells or historical drilling success rate.

Oil and Natural Gas Data

Proved Reserves

          Preparation of Reserve Reports.    The estimated proved reserve information for the Underlying Properties and Net Profits Interest as of September 30, 2017 included in this prospectus are based on evaluations prepared by the independent petroleum engineering firm of Cawley Gillespie. The independent reserve engineers were selected for their historical experience and geographical expertise in engineering similar resources. A copy of the independent petroleum engineer's proved reserve reports as of September 30, 2017 are included as exhibits to the registration statement of which this prospectus forms a part. The estimated proved reserve information for the Underlying Properties, Net Profits Interest and Boaz Energy as of December 31, 2016 included in this prospectus are based on estimates prepared by Boaz Energy. All estimates are prepared in accordance with the Standards Pertaining to the Estimating and Auditing Oil and Gas Reserves Information promulgated by the Society of Petroleum Evaluation Engineers and definitions and guidelines established by the SEC.

          Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probalistic methods are used for estimation. If deterministic methods are used, the term "reasonable certainty" implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. If probalistic methods are used, there should at least be a 90% probability that the quantities actually recovered will equal or exceed the estimate.

          Technologies.    The technical and economic data used in the estimation of the proved reserves include, but are not limited to, production performance decline curve analyses, well logs, geologic maps, well-test data, production data (including flow rates), well data, historical price and cost information, and property ownership interests. Cawley Gillespie and Boaz Energy each use this technical data, together with a combination of standard engineering and geoscience methods, including the production performance, volumetric and analogy methods. After estimating the reserves of each proved developed property, it was determined that a reasonable level of certainty exists with respect to the reserves which can be expected from any individual undeveloped well in the field. The consistency of reserves attributable to the proved developed wells, which cover a wide area, further supports proved undeveloped classification.

          The proved undeveloped locations in the Underlying Properties are predominantly direct offsets of other producing wells. Data from both Boaz Energy and offset operators with which Boaz Energy has exchanged technical data demonstrate a consistency in these conventional plays over an area significantly larger than the Underlying Properties. In addition, information from other analogous fields in similar geographical locations have also been used to analyze secondary reserves on the underlying properties.

          Internal controls.    Boaz Energy's internal petroleum engineer works closely with its independent reserve engineers to ensure the integrity, accuracy and timeliness of data furnished to the independent reserve engineers in their reserve estimating process. Periodically, the Boaz Energy petroleum engineer meets with the independent reserve engineers to review properties and discuss methods and assumptions used by Boaz Energy to prepare reserve estimates.

          Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of economically recoverable oil and natural gas and of future net revenues which are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs. Please read "Risk Factors" appearing elsewhere in this prospectus.

          The technical person primarily responsible for overseeing preparation of the reserves estimates and the reserve reports for the Underlying Properties, the Net Profits Interest and Boaz Energy as of December 31, 2016, and for overseeing the review of the third-party reserve reports is Casey Morton, Boaz Energy's Executive Vice President, Engineering. Mr. Morton received a Bachelor of Science in Petroleum Engineering from Texas Tech University in 2003. Prior to joining Boaz Energy, Mr. Morton served as an engineer for Netherland, Sewell & Associates from September 2008 to January 2012.

Mr. Morton has over 14 years of experience working in various capacities in the energy industry, including acquisition analysis, reserve estimation, reservoir engineering and operations engineering. Mr. Morton is a Registered Professional Engineer in the State of Texas (License No. 107582). Mr. Morton consults regularly with Cawley Gillespie during the reserve estimation process to review properties, assumptions and relevant data. Additionally, Boaz Energy's senior management has reviewed and approved all Cawley Gillespie summary reserve reports contained in this prospectus.

          The proved reserves estimates and reserve reports for the Underlying Properties and the Net Profits Interest as of September 30, 2017 were independently prepared by Cawley Gillespie, a leader of petroleum property analysis for industry and financial institutions. Cawley Gillespie was founded in 1960 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-693. Within Cawley Gillespie, the technical person primarily responsible for preparing the estimates set forth in the Cawley Gillespie letters dated December 7, 2017, filed as an exhibit to this prospectus, with respect to the Underlying Properties and the Net Profits Interest attributable to the trust is Mr. Zane Meekins. Mr. Meekins has been a practicing consulting petroleum engineer at Cawley Gillespie since 1989. Mr. Meekins is a Registered Professional Engineer in the State of Texas (License No. 71055) and has over 30 years of practical experience in petroleum engineering, with over 28 years of experience in the estimation and evaluation of reserves. He graduated from Texas A&M University in 1987 with a Bachelor of Science degree in Petroleum Engineering. Mr. Meekins meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers; he is proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserve definitions and guidelines.

          The proved reserves estimates, future net cash flows and Standardized Measure of Discounted Future Net Cash Flows presented in the first table below were prepared using the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period from October 1, 2016 through September 30, 2017, without giving effect to any hedge transactions, and were held constant for the life of the properties. This yielded a price for oil of $49.81 per barrel and a price for natural gas of $3.00 per MMBtu. The proved reserves estimates, future net cash flows and Standardized Measure of Discounted Future Net Cash Flows presented in the second table below were prepared using the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period from January 1, 2016 through December 31, 2016, without giving effect to any hedge transactions, and were held constant for the life of the properties. This yielded a price for oil of $42.75 per barrel and a price for natural gas of $2.48 per MMBtu. Such prices were further adjusted for quality, transportation fees and differentials. Because oil and natural gas prices are influenced by many factors, use of the twelve month unweighted arithmetic average of the first-day-of-the-month price for the period, as required by the SEC, may not be the most accurate basis for estimating future revenues of reserve data.

          Oil equivalents in each table are the sum of the barrels of oil and the oil equivalent barrels of the stated Mcf of natural gas, calculated on the basis that six Mcf of natural gas are the energy equivalent of one barrel of oil. The estimated future net cash flows attributable to the Net Profits Interest as of September 30, 2017 and December 31, 2016 are net of the trust's proportionate share of all estimated costs deducted from revenue pursuant to the terms of the conveyance creating the Net Profits Interest. Future net cash flows are discounted at an annual rate of 10%. There is no provision for federal income taxes with respect to the future net cash flows attributable to the Underlying Properties or the Net Profits Interest. However, Boaz Energy is subject to Texas franchise tax, and the expected impact of such taxes is included in the Standardized Measure of Discounted Future Net Cash Flows for the Underlying Properties.

          Summary of Oil and Natural Gas Reserves.    The following tables set forth the estimated net proved oil and natural gas reserves as of September 30, 2017 and December 31, 2016 for the Underlying Properties, 80% of the Underlying Properties and the Net Profits Interest. The estimates as of September 30, 2017 are based on reports prepared by Cawley Gillespie, independent petroleum engineers, which were prepared in accordance with current SEC rules and regulations regarding oil and natural gas reserve reporting. The estimates as of December 31, 2016 are based on reports prepared by Boaz Energy, which were prepared in accordance with current SEC rules and regulations regarding oil and natural gas reserve reporting.

	September 30, 2017
	Underlying Properties(1)		80% of the Underlying Properties(2)	Net Profits Interest(3)
			(In thousands)
Estimated Proved Reserves
Oil (MBbls)		12,969	10,375		6,706
Natural gas (MMcf)		6,382	5,106		3,170
Oil equivalents (MBoe)		14,033	11,226		7,234
Future Net Cash Inflows		$621,398	$497,118		$321,012
Future production cost		$194,188	$155,350		$—
Future development cost		$25,946	$20,757		$—

Future Net Cash Flows		$401,264	$321,012		$321,012
Standardized Measure of Discounted Future Net Cash Flows(4)	$		$	$
Present Value at 10% Discount Rate(4)		$181,250	$145,000		$145,000

(1)
Reserve volumes and estimated future net revenues for the Underlying Properties reflect volumes and revenues attributable to Boaz Energy's net interests in the Underlying Properties.

(2)
Reflects 80% of the proved reserves and future net revenues, production and development costs, cash flows and present value attributable to the Underlying Properties expected to be produced based on the reserve report.

(3)
Represents "net profits" as described in "Computation of Net Profits." The 11,226 MBoe in proved reserves for 80% of the Underlying Properties and the 7,234 MBoe in proved reserves for the Net Profits Interest differ by 3,992 MBoe. Proceeds from the sale of the 3,992 MBoe of proved reserves will be used to cover 80% of the future production and development costs and severance and ad valorem taxes attributable to the Underlying Properties for the benefit of the trust.

(4)
PV-10 is a non-GAAP financial measure calculated as the present value of estimated future net revenue to be generated from the production of proved reserves, discounted using an annual discount rate of 10%. PV-10 differs from the Standardized Measure of Discounted Future Net Cash Flows, the most directly comparable GAAP financial measure, because it excludes the effect of income taxes on future net revenues in the case of the Underlying Properties and 80% of the Underlying Properties. Income taxes are not deductible in calculating the Net Profits Interest; as a result, no difference exists between PV-10 and the Standardized Measure of Discounted Future Net

  Cash Flows for the Net Profits Interest. The registrants intend to reconcile PV-10 to the Standardized Measure in the first filing that contains financial information as of and for the twelve months ended December 31, 2017.

	December 31, 2016
	Underlying Properties(1)	80% of the Underlying Properties(2)	Net Profits Interest(3)
		(In thousands)
Estimated Proved Reserves
Oil (MBbls)	9,893	7,914	4,433
Natural gas (MMcf)	7,942	6,354	3,498
Oil equivalents (MBoe)	11,217	8,974	5,016
Future Net Cash Inflows	$410,340	$328,272	$183,860
Future production cost	$141,461	$113,169	$—
Future development cost	$39,054	$31,243	$—

Future Net Cash Flows	$229,826	$183,860	$183,860
Standardized Measure of Discounted Future Net Cash Flows(4)	$109,815	$87,852	$88,758
Present Value at 10% Discount Rate(4)	$110,947	$88,758	$88,758
Estimated Proved Developed Reserves as of December 31, 2016 (MBoe)	5,801	4,641	2,732
Estimated Proved Undeveloped Reserves as of December 31, 2016 (MBoe)	5,419	4,335	2,284

(1)
Reserve volumes and estimated future net revenues for the Underlying Properties reflect volumes and revenues attributable to Boaz Energy's net interests in the Underlying Properties.

(2)
Reflects 80% of the proved reserves and future net revenues, production and development costs, cash flows and present value attributable to the Underlying Properties expected to be produced based on the reserve report.

(3)
Represents "net profits" as described in "Computation of Net Profits." The 8,974 MBoe in proved reserves for 80% of the Underlying Properties and the 5,016 MBoe in proved reserves for the Net Profits Interest differ by 3,958 MBoe. Proceeds from the sale of the 3,958 MBoe of proved reserves will be used to cover 80% of the future production and development costs and severance and ad valorem taxes attributable to the Underlying Properties for the benefit of the trust.

(4)
PV-10 is a non-GAAP financial measure calculated as the present value of estimated future net revenue to be generated from the production of proved reserves, discounted using an annual discount rate of 10%. PV-10 differs from the Standardized Measure of Discounted Future Net Cash Flows, the most directly comparable GAAP financial measure, because it excludes the effect of income taxes on future net revenues of approximately $2.2 million in the case of the Underlying Properties and $1.7 million in the case of 80% of the Underlying Properties. Income taxes are not deductible in calculating the Net Profits Interest; as a result, no difference exists between PV-10 and the Standardized Measure of Discounted Future Net Cash Flows for the Net Profits Interest.

          As proved reserves are evaluated using only direct costs, and the general and administrative and other costs incurred by the trust are not included in the reserve calculation, the attribution of proved reserves does not necessarily mean that the trust will have cash available for distribution to trust unitholders.

          Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history and from changes in economic factors.

          Additional information regarding the proved reserves of the Underlying Properties can be found in the notes to the financial statements of the Underlying Properties included elsewhere in this prospectus.

Proved Undeveloped Reserves (PUDs)

          The following table summarized the changes in estimated proved undeveloped reserves of the Underlying Properties for the periods indicated. The data is presented assuming Boaz Energy owned all the Underlying Properties as of January 1, 2016.

	Oil	Natural Gas	Oil Equivalents
	(MBbls)	(MMcf)	(MBoe)
Proved undeveloped reserves at December 31, 2015	3,884.1	2,882.3	4,364.5
Conversions into proved developed reserves	(270.7)	(119.7)	(290.7)
Extensions and discoveries	80.6	7.3	81.8
Acquisitions	1,038.4	7.6	1,039.7
Revisions	177.2	275.7	223.1

Proved undeveloped reserves at December 31, 2016	4,909.6	3053.2	5,418.5
Conversions into proved developed reserves
Extensions and discoveries
Acquisitions
Revisions

Proved undeveloped reserves at December 31, 2017

          Changes in proved undeveloped reserves during the year ended December 31, 2016 consisted of the following:

  •
  Boaz Energy invested approximately $7.2 million to convert 290.7 MBoe of proved undeveloped reserves to proved developed reserves;

  •
  Successful wells resulted in 81.8 MBoe of additional proved undeveloped reserves;

  •
  Boaz Energy acquired the Memorial Underlying Properties which contributed proved undeveloped reserves of approximately 1,039.7 MBoe to the Underlying Properties; and

  •
  Expansion of waterflood operations resulted in 223.1 MBoe in positive revisions to proved undeveloped reserves.

          Through December 31, 2022, Boaz Energy estimates that expenditures of approximately $25.9 million will be required to develop proved undeveloped reserves on the Underlying Properties, to complete existing wells in new productive zones on the Underlying Properties and to develop proved developed non-producing reserves on the Underlying Properties. Boaz Energy estimates that these capital expenditures will require the investment of approximately 17.7% of the estimated total cash flows from the Underlying Properties during this period and that, therefore, sufficient cash will exist to pursue this development plan. In addition, Boaz Energy expects to have access to capital and liquidity through cash balances, cash flow from operations and available borrowings under its revolving credit facility to meet its debt and other obligations.

Producing Acreage and Well Counts

          For the following data, "gross" refers to the total number of wells or acres associated with the Underlying Properties in which Boaz Energy owns a working interest and "net" refers to gross wells or acres associated with the Underlying Properties multiplied by the percentage working interest owned by Boaz Energy. All of the acreage comprising the Underlying Properties is held by production. Although many of these wells produce both oil and natural gas, a well is categorized as an oil well or a natural gas well based upon the ratio of oil to natural gas production. The following is a summary of the approximate acreage of the Underlying Properties at December 31, 2016.

	Acres
	Gross	Net
Permian Clearfork	2,601	2,434
Permian Abo	2,247	1,667
Permian Shelf	18,924	14,727
Permian Platform	7,535	2,884

Total	31,307	21,712

          The following is a summary of the producing wells on the Underlying Properties as of December 31, 2016:

	Wells(1)
	Gross Wells	Net Wells
Permian Clearfork	57	54
Permian Abo	51	40
Permian Shelf	189	158
Permian Platform	74	24

Total	371	276

(1)
Boaz Energy's total wells associated with the Underlying Properties include 291 operated wells and 80 non-operated wells. All wells are oil wells except for 4 gross (2.6 net) natural gas wells.

Drilling Results

          The following is a summary of the number of development and exploratory wells drilled on the Underlying Properties during the last three years. The table below does not include wells drilled on the Memorial Underlying Properties prior to their acquisition by Boaz Energy.

	Year Ended December 31,
	2016		2017
	Gross	Net	Gross	Net
Development Wells:
Productive	22.0	8.6
Dry holes	0.0	0.0

Exploratory Wells:
Productive	0.0	0.0
Dry holes	1.0	0.1

Total:
Productive	22.0	8.6
Dry holes	1.0	0.1

          During 2016, there were 22 gross (8.6 net) producing wells and one injection wells drilled, and three producing wells converted into injection wells, on the Underlying Properties. During 2017, there were         gross (         net) producing wells and         injection wells drilled, and         producing wells converted into injection wells, on the Underlying Properties.

Operations

General

          Boaz Energy operates approximately 91% of the net production attributable to the Underlying Properties as of September 30, 2017. As operator, Boaz Energy designs and manages the development of a well and supervises operations and maintenance activities on a day to day basis. Independent oilfield service operators engaged by Boaz Energy provide a portion of the equipment and personnel associated with these activities. Boaz Energy employs petroleum engineers, geologists and land professionals who work to improve production rates, increase reserves and lower the cost of operating its oil and natural gas properties.

Marketing, Transportation and Customers

          Pursuant to the terms of the conveyance creating the Net Profits Interest, Boaz Energy will have the responsibility to market, or cause to be marketed, the oil and natural gas production attributable to the Net Profits Interest in the Underlying Properties. The terms of the conveyance restrict Boaz Energy from charging any fee for marketing production attributable to the Net Profits Interest other than fees for marketing paid to non-affiliates. Accordingly, a marketing fee will not be deducted (other than fees paid to non-affiliates) in the calculation of the Net Profits Interest's share of net profits. The net profits to the trust from the sales of oil and natural gas production from the Underlying Properties attributable to the Net Profits Interest will be determined based on the same price that Boaz Energy receives for sales of oil and natural gas production attributable to Boaz Energy's interest in the Underlying Properties. However, in the event that the oil or natural gas is processed, the net profits will receive the same processing upgrade or downgrade as Boaz Energy.

          During the year ended December 31, 2016, Boaz Energy and other third-party operators of the Underlying Properties sold the oil produced from the Underlying Properties to third-party crude oil purchasers. Oil production from the Underlying Properties is typically transported by pipeline or truck from the field to the closest gathering facility or refinery. Boaz Energy and other operators sell the majority of the oil production from the Underlying Properties under contracts based on geographic location using market sensitive pricing. The price received by the operators for the oil production from the Underlying Properties is usually based on a regional price applied to equal daily quantities in the month of delivery that is then reduced for differentials based upon delivery location and oil quality.

          All natural gas produced from the Underlying Properties is marketed and sold to third-party purchasers on a month-to-month basis. In all cases, the contract price is based on a percentage of a published regional index price, after adjustments for Btu content, transportation and related charges. Natural gas production is typically transported by pipeline to the closest gathering facility. Natural gas that is processed to remove NGLs is done under a percentage of proceeds contract and the trust's percentage of those proceeds will be included in the net profits interest.

          For the year ended December 31, 2016, Phillips 66, Sunoco, Inc. and Occidental Energy Marketing, Inc. accounted for approximately 30%, 25% and 15% , respectively, of total oil and natural gas revenues for the Underlying Properties. For the year ended December 31, 2017,              and             accounted for    %,    % and     % of total oil and natural gas revenues. During such years, no other purchaser accounted for 10% or more of the total revenue of the Underlying Properties. Boaz Energy does not believe that the loss of any of these parties as a purchaser of crude oil or natural gas production from the Underlying Properties would have a material impact on the business or operations of Boaz Energy or the Underlying Properties because of the large number of marketing firms and competitive nature of oil and gas purchasers in the Permian Basin.

Sale and Abandonment of Underlying Properties

          Boaz Energy or any transferee will have the right to abandon its interest in any well or property if it reasonably believes a well or property ceases to produce or is not capable of producing in commercially paying quantities. Upon termination of the lease, the portion of the Net Profits Interest relating to the abandoned property will be extinguished.

          Boaz Energy generally may sell all or a portion of its interests in the Underlying Properties, subject to and burdened by the Net Profits Interest, without the consent of the trust unitholders. In addition, Boaz Energy may, without the consent of the trust unitholders, require the trust to release the Net Profits Interest associated with any lease that accounts for no more than 1.0% of the total production from the Underlying Properties in the prior 12 months and provided that the Net Profits Interest covered by such releases cannot exceed, during any 12-month period, an aggregate fair market value to the trust of $500,000. These releases will be made only in connection with a sale by Boaz Energy of the relevant Underlying Properties and the trust will receive an amount equal to the fair market value (net of sales costs) of the Net Profits Interest released. Boaz Energy has not identified for sale any of the Underlying Properties.

          Boaz Energy may from time to time sell a portion of its interest in the Underlying Properties, free from and unburdened by the Net Profits Interest, with the approval of trust unitholders holding at least 75% of the outstanding trust units, provided that, after December 31, 2022, such a sale shall require approval of a majority of the outstanding trust units if Boaz Energy and its affiliates own less than 25% of the outstanding trust units. The net proceeds of any such sale shall be distributed to the trust unitholders in accordance with the terms of the trust agreement.

Competition and Markets

          The oil and natural gas industry is highly competitive. Boaz Energy competes with major oil and natural gas companies and independent oil and natural gas companies for oil and natural gas, equipment, personnel and markets for the sale of oil and natural gas. Many of these competitors are financially stronger than Boaz Energy, but even financially troubled competitors can affect the market because of their need to sell oil and natural gas at any price to attempt to maintain cash flow. The trust will be subject to the same competitive conditions as Boaz Energy and other companies in the oil and natural gas industry.

          Oil and natural gas compete with other forms of energy available to customers, primarily based on price. These alternate forms of energy include solar energy, wind energy, nuclear energy, coal and fuel oils. Changes in the availability or price of oil, natural gas or other forms of energy, as well as business conditions, conservation, legislation, regulations and the ability to convert to alternate fuels and other forms of energy may affect the demand for oil and natural gas.

          Future price fluctuations for oil and natural gas will directly impact trust distributions, estimates of reserves attributable to the trust's interests and estimated and actual future net revenues to the trust. In view of the many uncertainties that affect the supply and demand for oil and natural gas, neither the trust nor Boaz Energy can make reliable predictions of future oil and natural gas supply and demand, future product prices or the effect of future product prices on the trust.

Title to Properties

          The Underlying Properties are or may be subject to one or more of the burdens and obligations described below. To the extent that these burdens and obligations affect Boaz Energy's rights to production or the value of production from the Underlying Properties, they have been taken into account in calculating the trust's interests and in estimating the size and the value of the reserves attributable to the Underlying Properties.

          Boaz Energy's interests in the oil and natural gas properties comprising the Underlying Properties are typically subject, in one degree or another, to one or more of the following:

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  royalties and other burdens, express and implied, under oil and natural gas leases and other arrangements;

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  overriding royalties, production payments and similar interests and other burdens created by Boaz Energy's predecessors in title;

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  a variety of contractual obligations arising under operating agreements, farm-out agreements, production sales contracts and other agreements that may affect the Underlying Properties or their title;

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  liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing unpaid suppliers and contractors and contractual liens under operating agreements that are not yet delinquent or, if delinquent, are being contested in good faith by appropriate proceedings;

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  pooling, unitization and communitization agreements, declarations and orders;

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  easements, restrictions, rights-of-way and other matters that commonly affect property;

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  conventional rights of reassignment that obligate Boaz Energy to reassign all or part of a property to a third party if Boaz Energy intends to release or abandon such property;

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  preferential rights to purchase or similar agreements and required third-party consents to assignments or similar agreements;

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  obligations or duties affecting the Underlying Properties to any municipality or public authority with respect to any franchise, grant, license or permit, and all applicable laws, rules, regulations and orders of any governmental authority; and

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  rights reserved to or vested in the appropriate governmental agency or authority to control or regulate the Underlying Properties and also the interests held therein, including Boaz Energy's interests and the Net Profits Interest.

          Boaz Energy believes that the burdens and obligations affecting the Underlying Properties are conventional in the industry for similar properties. Boaz Energy also believes that the existing burdens and obligations do not, in the aggregate, materially interfere with the use of the Underlying Properties and will not materially adversely affect the Net Profits Interest or its value.

          In order to give third parties notice of the Net Profits Interest, Boaz Energy will record the conveyance of the Net Profits Interest in Texas in the real property records in the Texas county in which the Underlying Properties are located, or in such other public records of Texas as required under applicable law to place third parties on notice of the conveyance.

          Under Texas law, the conveyance of a net profits interest constitutes the conveyance of a presently vested, non-possessory interest in real property. Therefore, Boaz Energy and the trust believe that, in a bankruptcy of Boaz Energy, the Net Profits Interest will remain outside of any Boaz Energy bankruptcy estate and will be a continuing obligation of any successor to Boaz Energy as the operator of the Underlying Properties under Texas law and, as such, outside of Boaz Energy's bankruptcy estate.

          Boaz Energy believes that its title to the Underlying Properties is, and the trust's title to the Net Profits Interest will be, good and defensible in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions as are not so material to detract substantially from the use or value of such properties or royalty interests. Under the terms of the conveyance creating the Net Profits Interest, Boaz Energy has provided a special warranty of title with respect to the Net Profits Interest, subject to the burdens and obligations described in this section. Please see "Risk Factors — Risks Inherent in the Underlying Properties — The trust units may lose value as a result of title deficiencies with respect to the Underlying Properties."

Environmental Matters and Regulation

          General.    The oil and natural gas exploration and production operations of the Underlying Properties are subject to stringent and complex federal, regional, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may impose significant obligations on operations on the Underlying Properties and their operators, including requirements to:

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  obtain permits to conduct regulated activities;

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  limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;

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  restrict the types, quantities and concentration of materials that can be released into the environment in the performance of drilling and production activities;

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  initiate investigatory and remedial measures to mitigate pollution from former or current operations, such as restoration of drilling pits and plugging of abandoned wells;

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  apply specific health and safety criteria addressing worker protection; and

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  impose substantial liabilities for pollution resulting from operations.

          Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal sanctions, including monetary penalties, the imposition of joint and several liability, investigatory and remedial obligations, and the issuance of injunctions limiting or prohibiting some or all of the operations on the Underlying Properties. Moreover, these laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. The trend in environmental regulation has been to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, drilling, water management, completion, emission or discharge limits or waste handling, disposal or remediation obligations could have a material adverse effect on development expenses, results of operations and financial position. Moreover, accidental releases or spills may occur in the course of operations, and Boaz Energy cannot assure you that the operators of the Underlying Properties will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons.

          Increased costs or operating restrictions on the Underlying Properties as a result of compliance with environmental laws could result in reduced profits attributable to the Net Profits Interest and, as a result, the trust's cash available for distribution. The following is a summary of certain existing environmental, health and safety laws and regulations, each as amended from time to time, to which operations on the Underlying Properties are subject.

          Hazardous substance and wastes.    The Comprehensive Environmental Response, Compensation and Liability Act, or "CERCLA," also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. Under CERCLA, these "responsible persons" may include the owner or operator of the site where the release occurred, and entities that transport, dispose of or arrange for the transport or disposal of hazardous substances released at the site. These responsible persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

          The Resource Conservation and Recovery Act ("RCRA") and comparable state laws control the management and disposal of hazardous and non-hazardous waste. These laws and regulations govern the generation, storage, treatment, transfer and disposal of wastes generated. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil or natural gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA's less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address EPA's alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain exploration and production related oil and natural gas wastes from regulation as hazardous wastes under RCRA. The consent decree requires EPA to propose a rulemaking no later than March 15, 2019 for revision of certain Subtitle D criteria regulations pertaining to oil and natural gas wastes or to sign a determination that revision of the regulations is not necessary. If EPA proposes rulemaking for revised oil and natural gas regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. Any such change could result in an increase in the costs to manage and dispose of wastes, which could have a material adverse effect on the cash distributions to the trust unitholders.

          The real properties upon which Boaz Energy conducts their operations have been used for oil and natural gas exploration and production for many years. Although the operators may have utilized operating and disposal practices that were standard in the industry at the time, petroleum hydrocarbons and wastes may have been disposed of or released on or under the real properties upon which Boaz Energy conducts its operations, or on or under other, offsite locations, where these petroleum hydrocarbons and wastes have been taken for recycling or disposal. In addition, the real properties upon which Boaz Energy conducts its operations may have been operated by unaffiliated third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes or hydrocarbons was not under the control of Boaz Energy. These real properties and the petroleum hydrocarbons and wastes disposed or released thereon may be subject to CERCLA, RCRA and analogous state laws. Under such laws, the owner or operator could be required to remove or remediate previously disposed wastes, to clean up contaminated property and to perform remedial operations such as restoration of pits and plugging of abandoned wells to prevent future contamination or to pay some or all of the costs of any such action.

          Water discharges and NORM.    The Federal Water Pollution Control Act, also known as the "Clean Water Act," and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil, into federal and state waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws required individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Oil Pollution Act of 1990, as amended, or "OPA," amends the Clean Water Act and establishes strict liability and natural resource damages liability for unauthorized discharges of oil into waters of the United States. OPA requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst case discharge of oil into waters of the United States.

          In addition, naturally occurring radioactive material ("NORM") is brought to the surface in connection with oil and gas production. Concerns have arisen over traditional NORM disposal practices (including discharge through publicly owned treatment works into surface waters), which may increase the costs associated with management of NORM.

          Air emissions.    The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions permitting programs and also impose various monitoring and reporting requirements. These laws and regulations may require operators to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or incur development expenses to install and utilize specific equipment or technologies to control emissions. For example, in June 2016 the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting processes and requirements. Any such requirements could increase the costs of development and production, reducing the profits available to the trust and potentially impairing the economic development of the Underlying Properties. Obtaining permits has the potential to delay the development of oil and natural gas projects. Federal and state regulatory agencies may impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.

          Climate change.    In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish PSD, construction and Title V operating permit reviews for certain large stationary sources. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards that will be established on a case-by-case basis. EPA rulemakings related to GHG emissions could adversely affect Boaz Energy's operations and restrict or delay Boaz Energy's ability to obtain air permits for new or modified sources. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHG emissions from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include gathering and boosting facilities.

          Furthermore, in June 2016, the EPA finalized rules that establish new controls for emissions of methane from new, modified or reconstructed sources in the oil and natural gas source category, including production, processing, transmission and storage activities. The rules include first-time standards to address emissions of methane from equipment and processes across the source category. Compliance with these rules would require enhanced record-keeping practices, the purchase of new equipment, such as optical gas imaging instruments to detect leaks, and increased frequency of maintenance and repair activities to address emissions leakage. The rules would also likely require additional personnel time to support these activities or the engagement of third-party contractors to assist with and verify compliance. However, several states and industry groups filed suit before the U.S. Court of Appeals for the D.C. Circuit challenging the EPA's implementation of the methane rules and the EPA's legal authority to issue these rules. In addition, in April 2017, the EPA announced that it will review the rules for new, modified and reconstructed sources and will initiate reconsideration proceedings to potentially revise or rescind portions of the methane rule. The EPA had previously issued a stay of the June 3, 2017 compliance date applicable to fugitive emissions monitoring requirements for 90 days but, in July 2017, the U.S. Court of Appeals for the D.C. Circuit vacated the stay, holding that the EPA's decision to issue the stay was not permissible under the CAA. The court, however, subsequently issued a revised opinion allowing the EPA to stay implementation of the rule for two weeks. The court's decision does not limit the EPA's ability to reconsider the methane rule pursuant to notice and comment rulemaking. As a result of these developments, substantial uncertainty exists with respect to the future implementation of the EPA's methane rules.

          While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate change legislation, a number of state and regional cap and trade programs have emerged that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. Other states have passed renewable energy mandates, and recently automakers have announced their intention to increase production of electric powered vehicles in response to concerns related to climate change. In addition, in December 2015, over 190 countries, including the United States, reached an agreement to reduce global GHG emissions, known as the Paris Accord. The Paris Accord entered into force in November 2016. In June 2017, however, President Trump announced that the United States plans to withdraw from the Paris Accord and to seek negotiations either to reenter the Paris Accord on different terms or establish a new framework. The Paris Accord provides for a four-year exit process beginning in November 2016, which would result in an effective exit date of November 2020. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact the Underlying Properties, any such future laws and regulations imposing reporting obligations or limitations on emissions of GHGs could require the operators of the Underlying Properties to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on their results of operations, competitive position or financial condition. Such requirements could also adversely affect demand for the oil and natural gas produced, all of which could reduce profits attributable to the Net Profits Interest and, as a result, the trust's cash available for distribution.

          Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods, droughts and other extreme climatic events; if any such effects were to occur, they could require the operators of the Underlying Properties to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on their results of operations, competitive position or financial condition.

          Endangered Species Act.    The ESA restricts activities that may affect endangered and threatened species or their habitats. The designation of previously unidentified endangered or threatened species could cause operators to incur additional costs or become subject to operating delays, restrictions or bans in the affected areas. To the extent species are listed under the ESA or similar state laws, or previously unprotected species are designated as threatened or endangered in areas where the Underlying Properties are located, operations on those properties could incur increased costs arising from species protection measures and face delays or limitations with respect to production activities thereon.

          Employee health and safety.    Operations on the Underlying Properties are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, or "OSHA," and comparable state statutes, whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens.

 COMPUTATION OF NET PROFITS

          The provisions of the conveyance governing the computation of the net profits are detailed and extensive. The conveyance will be effected through the transfer of the Net Profits Interest to the trust. The following information summarizes the material information contained in the conveyance related to the computation of the net profits. This summary may not contain all information that is important to you. For more detailed provisions concerning the Net Profits Interest, you should read the conveyance. Copies of the conveyance have been filed as exhibits to the registration statement. See "Where You Can Find More Information."

Net Profits Interest

          The amounts paid to the trust for the Net Profits Interest are based on, among other things, the definitions of "gross profits" and "net profits" contained in the conveyance and described below. Under the conveyance, net profits are computed monthly, and 80% of the aggregate net profits attributable to the sale of oil and natural gas production from the Underlying Properties received during each calendar month will be paid to the trust on or before the end of the following month. Boaz Energy will not pay to the trust any interest on the net profits held by Boaz Energy prior to payment to the trust, provided that such payments are timely made. The trustee will make distributions to trust unitholders monthly. The first distribution is expected to be made on or about May 14, 2018 to record trust holders as of or about April 30, 2018, and will include cash that Boaz Energy is required to pay to the trust relating to sales of oil and natural gas production for the months of January and February of 2018 and production and development expenses for the months of January and February of 2018. Subsequent distributions will only include the net profits attributable to the Net Profits Interest for one month, and as a result, the initial distribution is expected to exceed the amount of subsequent distributions. See "Description of the Trust Units — Distributions and Income Computations."

          "Gross profits" means the aggregate amount received by Boaz Energy from and after January 1, 2018 from sales of oil and natural gas produced from the Underlying Properties that are attributable to a production month that occurs on or after January 1, 2018 (after deducting the appropriate share of all royalties and any overriding royalties, production payments and other similar charges (in each case, in existence as of January 1, 2018) and other than certain excluded proceeds, as described in the conveyance), including all proceeds and consideration received (i) directly or indirectly, for advance payments, (ii) directly or indirectly, under take-or-pay and similar provisions of production sales contracts (when credited against the price for delivery of production) and (iii) under balancing arrangements. Gross profits do not include consideration for the transfer or sale of any Underlying Property by Boaz Energy or any subsequent owner to any new owner, unless the Net Profits Interest is released (as is permitted under certain circumstances). Gross profit also does not include any amount for oil or natural gas lost in production or marketing or used by the owner of the Underlying Properties in drilling, production and plant operations.

          "Net profits" means gross profits less the following costs, expenses and, where applicable, losses, liabilities and damages in each case as incurred by Boaz Energy and attributable to the Underlying Properties on or after January, 1, 2018 but that are not attributable to a production month that occurs prior to January 1, 2018 (as such items are reduced by any offset amounts, as described in the conveyance):

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  all costs for (i) drilling, development, production and abandonment operations, (ii) all direct labor and other services necessary for drilling, operating, producing and maintaining the Underlying Properties and workovers of any wells located on the Underlying Properties, (iii) treatment, dehydration, compression, separation and transportation, (iv) all materials purchased for use on, or in connection with, any of the Underlying Properties and (v) any other operations with respect to the exploration, development or operation of hydrocarbons from the Underlying Properties;

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  all losses, costs, expenses, liabilities and damages with respect to the operation or maintenance of the Underlying Properties for (i) defending, prosecuting, handling, investigating or settling litigation, administrative proceedings, claims, damages, judgments, fines, penalties and other liabilities, (ii) the payment of certain judgments, penalties and other liabilities, (iii) the payment or restitution of any proceeds of hydrocarbons from the Underlying Properties, (iv) complying with applicable local, state and federal statutes, ordinances, rules and regulations, (v) tax or royalty audits and (vi) any other loss, cost, expense, liability or damage with respect to the Underlying Properties not paid or reimbursed under insurance;

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  all taxes, charges and assessments (excluding federal and state income, transfer, mortgage, inheritance, estate, franchise and like taxes) with respect to the ownership of, or production of hydrocarbons from, the Underlying Properties;

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  all insurance premiums attributable to the ownership or operation of the Underlying Properties for insurance actually carried with respect to the Underlying Properties, or any equipment located on any of the Underlying Properties, or incident to the operation or maintenance of the Underlying Properties;

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  all amounts and other consideration for (i) rent and the use of or damage to the surface, (ii) delay rentals, shut-in well payments and similar payments and (iii) fees for renewal, extension, modification, amendment, replacement or supplementation of the leases included in the Underlying Properties;

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  to the extent that Boaz Energy is not the operator of an Underlying Property, all amounts charged by the relevant operator as overhead, administrative or indirect charges specified in the applicable operating agreements or other arrangements covering such Underlying Property plus $           per well located on such property in respect of overhead, administrative and indirect charges incurred by Boaz Energy;

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  to the extent that Boaz Energy is the operator of an Underlying Property, $           per well located on such property in respect of Boaz Energy's overhead, administrative and indirect charges associated with such Underlying Property;

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  if, as a result of the occurrence of the bankruptcy or insolvency or similar occurrence of any purchaser of hydrocarbons produced from the Underlying Properties, any amounts previously credited to the determination of the net profits are reclaimed from Boaz Energy, then the amounts reclaimed;

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  all costs and expenses for recording the conveyance and, at the applicable times, terminations and/or releases thereof;

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  all administrative hedge costs paid from and after           (in respect of hedges existing prior to the date of the conveyance, as further described in the conveyance);

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  all hedge settlement costs paid from and after           (in respect of hedges existing prior to the date of the conveyance, as further described in the conveyance);

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  amounts previously included in gross profits but subsequently paid as a refund, interest or penalty; and

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  at the option of Boaz Energy (or any subsequent owner of the Underlying Properties), amounts reserved for ad valorem taxes and approved development expenditure projects, including well drilling, recompletion and workover costs, which amounts will at no time exceed $3.0 million in the aggregate, and will be subject to the limitations described below (provided that such costs shall not be debited from gross profits when actually incurred).

          The per well overhead charges described in the sixth and seventh bullet point paragraphs above will be adjusted at the beginning of each year based on the adjustment procedures contained in the

2005 version of the accounting procedures published by the Council of Petroleum Accountants Societies, Inc., which is attached to the conveyance.

          As described above, the costs deducted in the net profits determination will be reduced by certain offset amounts. The offset amounts are further described in the conveyance, and include, among other things, certain net proceeds attributable to the treatment or processing of hydrocarbons produced from the Underlying Properties, all of the hedge payments received by Boaz Energy from and after                 from derivative contract counterparties upon settlement of derivative contracts and certain other non-production revenues, including salvage value for equipment related to plugged and abandoned wells. If the offset amounts exceed the costs during a monthly period, the ability to use such excess amounts to offset costs will be deferred and utilized as offsets in the next monthly period to the extent such amounts, plus accrued interest thereon, together with other offsets to costs, for the applicable month, are less than the costs arising in such month.

          The trust is not liable to the owners of the Underlying Properties or the operators for any operating, capital or other costs or liabilities attributable to the Underlying Properties. In the event that the net profits for any computation period is a negative amount, the trust will receive no payment for that period, and any such negative amount plus accrued interest will be deducted from gross profits in the following computation period for purposes of determining the net profits for that following computation period.

          Gross profits and net profits are calculated on a cash basis, except that certain costs, primarily ad valorem taxes and expenditures of a material amount, may be determined on an accrual basis.

Additional Provisions

          If a controversy arises as to the sales price of any production, then for purposes of determining gross profits:

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  any proceeds that are withheld for any reason (other than at the request of Boaz Energy) are not considered received until such time that the proceeds are actually collected;

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  amounts received and promptly deposited with a nonaffiliated escrow agent will not be considered to have been received until disbursed to it by the escrow agent; and

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  amounts received and not deposited with an escrow agent will be considered to have been received.

          The trustee is not obligated to return any cash received from the Net Profits Interest. Any overpayments made to the trust by Boaz Energy due to adjustments to prior calculations of net profits or otherwise will reduce future amounts payable to the trust until Boaz Energy recovers the overpayments plus interest at a prime rate (as described in the conveyance).

          The conveyance generally permits Boaz Energy to transfer without the consent or approval of the trust unitholders all or any part of its interest in the Underlying Properties, subject to the Net Profits Interest. The trust unitholders are not entitled to any proceeds from a sale or transfer of Boaz Energy's interest. Except in certain cases where the Net Profits Interest is released, following a sale or transfer, the Underlying Properties will continue to be subject to the Net Profits Interest, and the gross profits attributable to the transferred property will be calculated (as part of the computation of net profits described in this prospectus), paid and distributed by the transferee to the trust. Boaz Energy will have no further obligations, requirements or responsibilities with respect to any such transferred interests.

          In addition, Boaz Energy may, without the consent of the trust unitholders, require the trust to release the Net Profits Interest associated with any lease that accounts for no more than 1.0% of the total production from the Underlying Properties in the prior 12 months and provided that the Net Profits Interest covered by such releases cannot exceed, during any 12-month period, an aggregate fair market value to the trust of $500,000. These releases will be made only in connection with a sale by Boaz

Energy of the relevant Underlying Properties and the trust will receive an amount equal to the fair market value (net of sales costs) of the Net Profits Interest released. Boaz Energy has not identified for sale any of the Underlying Properties.

          Boaz Energy may from time to time sell a portion of its interest in the Underlying Properties, free from and unburdened by the Net Profits Interest, with the approval of trust unitholders holding at least 75% of the outstanding trust units, provided that, after December 31, 2022, such a sale shall require approval of a majority of the outstanding trust units if Boaz Energy and its affiliates own less than 25% of the outstanding trust units. The net proceeds of any such sale shall be distributed to the trust unitholders in accordance with the terms of the trust agreement.

          As the designated operator of a property comprising the Underlying Properties, Boaz Energy may enter into farm-out, operating, participation and other similar agreements to develop the property, but any transfers made in connection with such agreements will be made subject to the Net Profits Interest. Boaz Energy may enter into any of these agreements without the consent or approval of the trustee or any trust unitholder.

          Boaz Energy will have the right to release, surrender or abandon its interest in any Underlying Property that will no longer produce (or be capable of producing) hydrocarbons in paying quantities (determined without regard to the Net Profits Interest). Upon such release, surrender or abandonment, the portion of the Net Profits Interest relating to the affected property will also be released, surrendered or abandoned, as applicable. Boaz Energy will also have the right to abandon an interest in the Underlying Properties if (a) such abandonment is necessary for health, safety or environmental reasons or (b) the hydrocarbons that would have been produced from the abandoned portion of the Underlying Properties would reasonably be expected to be produced from wells located on the remaining portion of the Underlying Properties.

          Boaz Energy must maintain books and records sufficient to determine the amounts payable for the Net Profits Interest to the trust. Monthly and annually, Boaz Energy must deliver to the trustee a statement of the computation of the net profits for each computation period. The annual computation shall be audited. The trustee has the right to inspect, review and audit the books and records maintained by Boaz Energy during normal business hours and upon reasonable notice.

THE TRUST

          The trust is a statutory trust created under the Delaware Statutory Trust Act on November 22, 2017. The affairs of the trust will be managed by Southwest Bank, as trustee. Boaz Energy has no ability to manage the operations of the trust. In addition, Wilmington Trust, National Association will act as Delaware trustee of the trust. The Delaware trustee will have only minimal rights and duties as are necessary to satisfy the requirements of the Delaware Statutory Trust Act. In connection with the completion of this offering, Boaz Energy will contribute the Net Profits Interest to the trust in exchange for                      newly issued trust units. Boaz Energy will make its first payment to the trust pursuant to the Net Profits Interest in May 2018, which payment will include cash that Boaz Energy is required to pay to the trust relating to sales of oil and natural gas production for the months of January and February of 2018 and production and development expenses for the months of January and February of 2018. Subsequent distributions will only include the net profits attributable to the Net Profits Interest for one month, and, as a result, the initial distribution is expected to exceed the amount of subsequent distributions.

          The trustee can authorize the trust to borrow money to pay trust administrative or incidental expenses that exceed cash held by the trust. The trustee may authorize the trust to borrow from the trustee as a lender provided the terms of the loan are fair to the trust unitholders. The trustee may also deposit funds awaiting distribution in an account with itself, if the interest paid to the trust at least equals amounts paid by the trustee on similar deposits, and make other short-term investments with the funds distributed to the trust. The trustee has no current plans to authorize the trust to borrow money.

          The trust will pay the trustee and Delaware trustee an administrative fee of $180,000 and $4,000 per year, respectively. The trust will also incur legal, accounting, tax, advisory, engineering and printing costs, stock exchange listing fees and other administrative and out-of-pocket expenses that are deducted by the trust before distributions are made to trust unitholders. The trust will also be responsible for paying other expenses incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and monthly reports to trust unitholders, tax return and Form 1099 preparation and distribution, NYSE listing fees, independent auditor fees and registrar and transfer agent fees. Total administrative expenses of the trust on an annualized basis for the twelve months ending March 31, 2019 are initially expected to be approximately $             , including the administrative fees payable to the trustee and Delaware trustee.

          The trust will dissolve upon the earliest to occur of the following: (i) the trust, upon the approval of the holders of at least 75% of the outstanding units, sells the Net Profits Interest, (ii) the annual cash available for distribution to the trust is less than $2 million for each of any two consecutive years, (iii) the holders of at least 75% of the outstanding trust units vote in favor of dissolution or (iv) the trust is judicially dissolved.

 DESCRIPTION OF THE TRUST AGREEMENT

          The following information and the information included under "Description of the Trust Units" summarize the material information contained in the trust agreement and the conveyance. For more detailed provisions concerning the trust and the conveyance, you should read the trust agreement and the conveyance, forms of which are filed as exhibits to the registration statement. See "Where You Can Find More Information."

Creation and Organization of the Trust; Amendments

          Immediately prior to the closing of this offering, Boaz Energy will convey to the trust the Net Profits Interest in consideration of the receipt of                      trust units. The trust's first monthly distribution will consist of an amount in cash paid by Boaz Energy equal to the amount that would have been payable to the trust had the Net Profits Interest been in effect beginning on January, 1, 2018, less any general and administrative expenses and reserves of the trust beginning on January 1, 2018. After the offering made hereby, Boaz Energy will own its net interests in the Underlying Properties subject to and burdened by the Net Profits Interest.

          The trust was created under Delaware law to acquire and hold the Net Profits Interest for the benefit of the trust unitholders pursuant to an agreement among Boaz Energy, the trustee and the Delaware trustee. The Net Profits Interest is passive in nature and neither the trust nor the trustee has any control over or responsibility for costs relating to the operation of the Underlying Properties. Except as described below under "— Fees and Expenses," neither Boaz Energy nor of the third-party operators of the Underlying Properties have any contractual commitments to the trust to provide additional funding or to conduct further drilling on or to maintain their ownership interest in any of the Underlying Properties. After the conveyance of the Net Profits Interest, however, Boaz Energy will retain an interest in the Underlying Properties. For a description of the Underlying Properties and other information relating to them, see "The Underlying Properties."

          The trust agreement will provide that the trust's business activities will be limited to owning the Net Profits Interest and any activity reasonably related to such ownership, including activities required or permitted by the terms of the conveyance related to the Net Profits Interest. As a result, the trust will not be permitted to acquire other oil and natural gas properties or net profits interests or otherwise to engage in activities beyond those necessary for the conservation and protection of the Net Profits Interest.

          The beneficial interest in the trust is divided into                      trust units. Each of the trust units represents an equal undivided beneficial interest in the assets of the trust. You will find additional information concerning the trust units in "Description of the Trust Units."

          Amendment of the trust agreement requires the affirmative vote of 75% of the outstanding trust units (except with respect to certain matters that do not adversely affect the rights of trust unitholders in any material respect). However, no amendment may:

  •
  increase the power of the trustee or the Delaware trustee to engage in business or investment activities; or

  •
  alter the rights of the trust unitholders as among themselves.

          In addition, certain sections of the trust agreement cannot be amended without the consent of Boaz Energy. Certain amendments to the trust agreement do not require the vote of the trust unitholders. The trustee may, without approval of the trust unitholders, from time to time supplement or amend the trust agreement, provided such amendment does not have a materially adverse effect on the trust unitholders, including in order to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, to grant any benefit to all of the trust unitholders, to comply with changes in applicable law, to change the name of the trust or as the trustee determines is necessary to effect the intent expressed in this prospectus or the intent of the provisions of the trust agreement or as otherwise contemplated by the trust agreement. The affairs of the trust will be managed by the trustee. Boaz Energy has no ability to manage the operations of the trust and, to the fullest extent permitted by law, will not owe any fiduciary duties or liabilities to the trust or the unitholders. Likewise, the trust has no ability to manage or influence the operation of Boaz Energy.

Assets of the Trust

          Upon completion of this offering, the assets of the trust will consist of the Net Profits Interest and any cash and temporary investments being held for the payment of expenses and liabilities and for distribution to the trust unitholders.

Duties and Powers of the Trustee

          The duties of the trustee are specified in the trust agreement and by the laws of the state of Delaware, except as modified by the trust agreement. The trustee's principal duties consist of:

  •
  collecting cash attributable to the Net Profits Interest;

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  paying expenses, charges and obligations of the trust from the trust's assets;

  •
  distributing distributable cash to the trust unitholders;

  •
  causing to be prepared and distributed a tax information report for each trust unitholder and causing tax returns on behalf of the trust to be prepared and filed;

  •
  causing to be prepared and filed reports required to be filed under the Exchange Act and by the rules of any securities exchange or quotation system on which the trust units are listed or admitted to trading;

  •
  causing to be prepared and filed a reserve report by or for the trust by independent reserve engineers as of December 31 of each year in accordance with criteria established by the SEC;

  •
  establishing, evaluating and maintaining a system of internal control over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley;

  •
  enforcing the rights under certain agreements entered into in connection with this offering; and

  •
  taking any action it deems necessary, desirable or advisable to best achieve the purposes of the trust.

          In connection with the formation of the trust, the trust will enter into several agreements with Boaz Energy that impose obligations upon Boaz Energy that are enforceable by the trustee on behalf of the trust, including a conveyance and a registration rights agreement. The trustee has the power and authority under the trust agreement to enforce these agreements on behalf of the trust. Additionally, the trustee may from time to time supplement or amend the conveyance and the registration rights agreement to which the trust is a party without the approval of trust unitholders in order to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, to grant any benefit to all of the trust unitholders, to comply with changes in applicable law or to change the name of the trust. Such supplement or amendment, however, may not materially adversely affect the interests of the trust unitholders.

          The trustee may create a cash reserve to pay for future liabilities of the trust. If the trustee determines that the cash on hand and the cash to be received are, or will be, insufficient to cover the trust's liabilities, the trustee may cause the trust to borrow funds to pay liabilities of the trust. The trustee may cause the trust to borrow the funds from any person, including itself or its affiliates. The trustee may also cause the trust to mortgage its assets to secure payment of the indebtedness. The terms of such indebtedness and security interest, if funds were loaned by the entity serving as trustee or

Delaware trustee or an affiliate thereof, would be similar to the terms which such entity would grant to a similarly situated commercial customer with whom it did not have a fiduciary relationship, and such entity shall be entitled to enforce its rights with respect to any such indebtedness and security interest as if it were not then serving as trustee or Delaware trustee. If the trustee causes the trust to borrow funds, the trust unitholders will not receive distributions until the borrowed funds are repaid. Boaz Energy does not currently expect for the trust to be required to borrow funds for the foreseeable future, if ever.

          Each month, the trustee will pay trust obligations and expenses and distribute to the trust unitholders the remaining proceeds received from the Net Profits Interest. The cash held by the trustee as a reserve against future liabilities or for distribution at the next distribution date must be invested in:

  •
  interest bearing obligations of the United States government;

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  money market funds that invest only in United States government securities;

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  repurchase agreements secured by interest-bearing obligations of the United States government;

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  bank certificates of deposit; or

  •
  other interest bearing accounts in FDIC-insured or national banks, including the trustee, so long as the entire amount in such accounts is at all times fully insured by the Federal Deposit Insurance Corporation.

          Alternatively, cash held for distribution at the next distribution date may be held in a non-interest bearing account.

          The trust may not acquire any asset except the Net Profits Interest, cash and temporary cash investments, and it may not engage in any investment activity except investing cash on hand.

          The trust may merge or consolidate with or convert into one or more limited partnerships, general partnerships, corporations, statutory trusts, common law trusts, limited liability companies, associations or unincorporated businesses if such transaction is agreed to by the trustee and by the affirmative vote of the holders of a majority of the trust units present in person or by proxy at a meeting of such holders where a quorum is present and such transaction is permitted under the Delaware Statutory Trust Act and any other applicable law.

          Boaz Energy may cause the trustee to sell all or any part of the trust estate, including all or any portion of the Net Profits Interest, if approved by the holders of 75% of the trust units present in person or by proxy at a meeting where a quorum is present. In addition, Boaz Energy may, without the consent of the trust unitholders, require the trust to release the Net Profits Interest associated with any lease that accounts for no more than 1.0% of the total production from the Underlying Properties in the prior 12 months and provided that the Net Profits Interest covered by such releases cannot exceed, during any 12-month period, an aggregate fair market value to the trust of $500,000. These releases will be made only in connection with a sale by Boaz Energy of the relevant Underlying Properties and the trust will receive an amount equal to the fair market value (net of sales costs) of the Net Profits Interest released. Boaz Energy has not identified for sale any of the Underlying Properties.

          Boaz Energy may from time to time sell a portion of its interest in the Underlying Properties, free from and unburdened by the Net Profits Interest, with the approval of trust unitholders holding at least 75% of the outstanding trust units, provided that, after December 31, 2022, such a sale shall require approval of a majority of the outstanding trust units if Boaz Energy and its affiliates own less than 25% of the outstanding trust units. The net proceeds of any such sale shall be distributed to the trust unitholders in accordance with the terms of the trust agreement.

          Upon dissolution of the trust, the trustee must sell the Net Profits Interest. No trust unitholder approval is required in this event.

          The trustee may require any trust unitholder to dispose of his trust units if an administrative or judicial proceeding seeks to cancel or forfeit any of the property in which the trust holds an interest because of the nationality or any other status of that trust unitholder. If a trust unitholder fails to dispose of his trust units, the trustee has the right to purchase them on behalf of the trust and to borrow funds to make that purchase.

          The trustee will be required by the NYSE to maintain a website for filings made by the trust with the SEC.

          The trustee may agree to modifications of the terms of the conveyance or to settle disputes involving the conveyance without the consent of any trust unitholder. The trustee may not agree to modifications or settle disputes involving the Net Profits Interest part of the conveyance if these actions would change the character of the Net Profits Interest in such a way that the Net Profits Interest becomes a working interest or that the trust would fail to continue to qualify as a grantor trust for U.S. federal income tax purposes.

Fees and Expenses

          Because the trust does not conduct an active business and the trustee has little power to incur obligations, it is expected that the trust will only incur liabilities for routine administrative expenses, such as the trustee's fees, accounting, engineering, legal, tax advisory and other professional fees and other fees and expenses applicable to public companies. The trust will also be responsible for paying other expenses incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and monthly reports to trust unitholders, tax return and Form 1099 preparation and distribution, NYSE listing fees, independent auditor fees and registrar and transfer agent fees. These general and administrative expenses are anticipated to be approximately $             for the twelve months ending March 31, 2019. Boaz Energy has agreed to provide certain administrative services to the trust. Boaz Energy will not receive any compensation for the services. Boaz Energy is obligated to provide these services pursuant to the trust agreement. General and administrative expenses for subsequent years could be greater or less depending on future events that cannot be predicted. Included in the $             annual estimate is an annual administrative fee of $180,000 and $4,000 for the trustee and Delaware trustee, respectively. See "The Trust." The annual administrative fee of the trustee will increase at a rate of 3% per year for the first three years of the trust's existence, increase at a rate of 2% per year for the following two years, then increase at a rate of 1% per year until the 20th anniversary of the trust's formation and will remain flat thereafter. The trust will pay, out of the first cash payment received by the trust, the trustee's and Delaware trustee's legal expenses incurred in forming the trust as well as their acceptance fees in the amount of $132,000 and $4,000, respectively. These costs will be deducted by the trust before distributions are made to trust unitholders.

          The trustee has the right to retain cash from the distribution the trust receives in an amount not to exceed $1.0 million in a calendar year to be used by the trust in the event that its cash on hand (including available cash reserves) is not sufficient to pay ordinary course administrative expenses as they become due. Further, if the trust requires more than its cash on hand to pay administrative expenses, Boaz Energy has agreed to loan funds to the trust necessary to pay such expenses. If Boaz Energy loans funds to the trust, no further distributions will be made to trust unitholders (except in respect of any previously determined monthly cash distribution amount) until such amounts borrowed are repaid. Any loan made by Boaz Energy will be on an unsecured basis, and the terms of such loan will be substantially the same as those which would be obtained in an arm's-length transaction between Boaz Energy and an unaffiliated third party.

Fiduciary Responsibility and Liability of the Trustee

          The trustee will not make business or investment decisions affecting the assets of the trust except to the extent it enforces its rights under the conveyance agreement related to the Net Profits Interest described above under "— Duties and Powers of the Trustee" that will be executed in connection with this offering. Therefore, substantially all of the trustee's functions under the trust agreement are expected to be ministerial in nature. See "— Duties and Powers of the Trustee" above. The trust agreement, however, provides that the trustee may:

  •
  charge for its services as trustee;

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  retain funds to pay for future expenses and deposit them with one or more banks or financial institutions (which may include the trustee to the extent permitted by law);

  •
  lend funds at commercial rates to the trust to pay the trust's expenses; and

  •
  seek reimbursement from the trust for its out-of-pocket expenses.

          In discharging its duty to trust unitholders, the trustee may act in its discretion and will be liable to the trust unitholders only for its own fraud, gross negligence or willful misconduct. The trustee will not be liable for any act or omission of its agents or employees unless the trustee acted with fraud, gross negligence or willful misconduct in their selection, retention or supervision. The trustee will be indemnified individually or as the trustee for any liability or cost that it incurs in the administration of the trust, except in cases of fraud, gross negligence or willful misconduct. The trustee will have a lien on the assets of the trust as security for this indemnification and its compensation earned as trustee. Trust unitholders will not be liable to the trustee for any indemnification. See "Description of the Trust Units — Liability of Trust Unitholders."

          The trustee may consult with counsel, accountants, tax advisors, geologists, engineers and other parties the trustee believes to be qualified as experts on the matters for which advice is sought. The trustee will be protected in relying or reasonably acting upon the opinion of the expert.

          Except as expressly set forth in the trust agreement, neither Boaz Energy, the trustee, the Delaware trustee nor the other indemnified parties have any duties or liabilities, including fiduciary duties, to the trust or any trust unitholder. The provisions of the trust agreement, to the extent they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties of these persons otherwise existing at law or in equity, are agreed by the trust unitholders to replace such other duties and liabilities of these persons to the fullest extent permitted by law.

Duration of the Trust; Sale of the Net Profits Interest

          The trust will dissolve upon the earliest to occur of the following:

  •
  the trust, upon the approval of the holders of at least 75% of the outstanding units, sells the Net Profits Interest;

  •
  the annual cash available for distribution to the trust is less than $2 million for each of any two consecutive years;

  •
  the holders of at least 75% of the outstanding trust units vote in favor of dissolution; or

  •
  the trust is judicially dissolved.

          The trustee would then sell all of the trust's assets, either by private sale or public auction, and, after payment or the making of reasonable provision for payment of all claims and obligations of the trust, distribute the net proceeds of the sale to the trust unitholders.

Dispute Resolution

          Any dispute, controversy or claim that may arise between Boaz Energy and the trustee relating to the trust will be submitted to binding arbitration before a tribunal of three arbitrators.

Compensation of the Trustee and the Delaware Trustee

          The trustee's and the Delaware trustee's compensation will be paid out of the trust's assets. See "— Fees and Expenses."

Miscellaneous

          The principal offices of the trustee are located at P.O. Box 962020, Fort Worth, Texas 76162, and its telephone number is (855) 588-7839.

          The Delaware trustee and the trustee may resign at any time or be removed with or without cause at any time by the affirmative vote of not less than a majority of the trust units present in person or by proxy at a meeting of such holders where a quorum is present. Any successor must be a bank or trust company meeting certain requirements including having combined capital, surplus and undivided profits of at least $20,000,000, in the case of the Delaware trustee, and $100,000,000, in the case of the trustee.

 DESCRIPTION OF THE TRUST UNITS

          Each trust unit is a unit of beneficial interest in the trust assets and is entitled to receive cash distributions from the trust on a pro rata basis. Each trust unitholder has the same rights regarding each of his trust units as every other trust unitholder has regarding his units. The trust units will be in book-entry form only and will not be represented by certificates. The trust will have                      trust units outstanding upon completion of this offering.

Distributions and Income Computations

          Each month, the trustee will determine the amount of funds available for distribution to the trust unitholders. Available funds are the excess cash, if any, received by the trust from the Net Profits Interest and other sources (such as interest earned on any amounts reserved by the trustee) that month, over the trust's liabilities for that month. Available funds will be reduced by any cash the trustee decides to hold as a reserve against future liabilities. The holders of trust units as of the applicable record date (generally the last business day of each calendar month) are entitled to monthly distributions payable on or before the 10th business day after the record date. The first distribution to trust unitholders purchasing trust units in this offering will be made on or about May 14, 2018 to trust unitholders owning trust units on or about April 30, 2018.

          Unless otherwise advised by counsel or the IRS, the trustee will treat the income and expenses of the trust for each month as belonging to the trust unitholders of record on the monthly record date. Trust unitholders generally will recognize income and expenses for tax purposes in the month the trust receives or pays those amounts, rather than in the month the trust distributes the cash to which such income or expenses (as applicable) relate. Minor variances may occur. For example, the trustee could establish a reserve in one month that would not result in a tax deduction until a later month. See "Federal Income Tax Considerations."

Transfer of Trust Units

          Trust unitholders may transfer their trust units in accordance with the trust agreement. The trustee will not require either the transferor or transferee to pay a service charge for any transfer of a trust unit. The trustee may require payment of any tax or other governmental charge imposed for a transfer. The trustee may treat the owner of any trust unit as shown by its records as the owner of the trust unit. The trustee will not be considered to know about any claim or demand on a trust unit by any party except the record owner. A person who acquires a trust unit after any monthly record date will not be entitled to the distribution relating to that monthly record date.

Periodic Reports

          The trustee will file all required trust federal and state income tax and information returns. The trustee will prepare and mail or otherwise make available to trust unitholders annual reports that trust unitholders need to correctly report their share of the income and deductions of the trust. The trustee will also cause to be prepared and filed reports required to be filed under the Exchange Act and by the rules of any securities exchange or quotation system on which the trust units are listed or admitted to trading, and will also cause the trust to comply with all of the provisions of Sarbanes-Oxley, including but not limited to, establishing, evaluating and maintaining a system of internal control over financial reporting in compliance with the requirements of Section 404 thereof.

          Each trust unitholder and his representatives may examine, for any proper purpose, during reasonable business hours, the records of the trust and the trustee, subject to such restrictions as are set forth in the trust agreement.

Liability of Trust Unitholders

          Under the Delaware Statutory Trust Act, trust unitholders will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. No assurance can be given, however, that the courts in jurisdictions outside of Delaware will give effect to such limitation.

Voting Rights of Trust Unitholders

          The trustee or trust unitholders owning at least 10% of the outstanding trust units may call meetings of trust unitholders. The trust will be responsible for all costs associated with calling a meeting of trust unitholders unless such meeting is called by the trust unitholders, in which case the trust unitholders will be responsible for all costs associated with calling such meeting of trust unitholders. Meetings must be held in such location as is designated by the trustee in the notice of such meeting. The trustee must send notice of the time and place of the meeting and the matters to be acted upon to all of the trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of trust units outstanding must be present or represented to have a quorum. Each trust unitholder is entitled to one vote for each trust unit owned. Abstentions and broker non-votes shall not be deemed to be a vote cast.

          Unless otherwise required by the trust agreement, a matter may be approved or disapproved by the affirmative vote of a majority of the trust units present in person or by proxy at a meeting where there is a quorum. This is true, even if a majority of the total trust units did not approve it. The affirmative vote of the holders of at least 75% of the outstanding trust units is required to:

  •
  dissolve the trust;

  •
  amend the trust agreement (except with respect to certain matters that do not adversely affect the rights of trust unitholders in any material respect); or

  •
  approve the sale of all or any part of the assets of the trust (including the sale of the Net Profits Interest) (except for certain sales that do not exceed 1.0% of the total production or $500,000 in aggregate fair market value in any 12-month period).

          Boaz Energy may from time to time sell a portion of its interest in the Underlying Properties, free from and unburdened by the Net Profits Interest, with the approval of trust unitholders holding at least 75% of the outstanding trust units, provided that, after December 31, 2022, such a sale shall require approval of a majority of the outstanding trust units if Boaz Energy and its affiliates own less than 25% of the outstanding trust units.

Comparison of Trust Units and Common Stock

          Trust unitholders have more limited voting rights than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of trust unitholders or for annual or other periodic re-election of the trustee.

          You should also be aware of the following ways in which an investment in trust units is different from an investment in common stock of a corporation.

	Trust Units	Common Stock
Voting	The trust agreement provides voting rights to trust unitholders to remove and replace the trustee and to approve or disapprove amendments to the trust agreement and certain major trust transactions.	Unless otherwise provided in the certificate of incorporation, the corporate statutes provide voting rights to stockholders to elect directors and to approve or disapprove amendments to the certificate of incorporation and certain major corporate transactions.
Income Tax

Assuming the trust has the federal tax treatment described herein, the trust is not subject to income tax; trust unitholders are subject to income tax on their pro rata share of trust income, gain, loss and deduction.

Corporations are taxed on their income and their stockholders are generally taxed on dividends.
Distributions	Substantially all of the cash receipts of the trust is required to be distributed to trust unitholders.	Unless otherwise provided in the certificate of incorporation, stockholders are entitled to receive dividends solely at the discretion of the board of directors.
Business and Assets	The business of the trust is limited to specific assets with a finite economic life.	Unless otherwise provided in the certificate of incorporation, a corporation conducts an active business for an unlimited term and can reinvest its earnings and raise additional capital to expand.
Fiduciary Duties

The trust agreement will generally eliminate state law fiduciary duties to the fullest extent permitted by law and will provide that the trustee shall not be liable to the trust unitholders for any of its acts or omissions absent its own fraud, gross negligence or willful misconduct.

Officers and directors have a fiduciary duty of loyalty to the corporation and its stockholders and a duty to exercise due care in the management and administration of a corporation's affairs.
Governance and Management

The trust has no employees, board of directors or audit committee. The affairs of the trust will be managed by the trustee. The sponsor has no ability to manage the administration of the trust and will not owe any fiduciary duties or liabilities to the trust or the unitholders. Similarly, the trust and the trustee have no control over or responsibility for costs related to the operation of the Underlying Properties.

A corporation has employees, a board of directors and often an audit committee. The affairs of a corporation are managed by the directors and officers, who owe fiduciary duties to the corporation.

          In addition, the financial statements of the trust are prepared on a modified cash basis of accounting, which is more fully described in the financial statements of the trust included elsewhere in this prospectus. Although this basis of accounting is permitted for royalty trusts by the SEC, the financial statements of the trust differ from financial statements prepared in accordance with GAAP because net profits income is not accrued in the month of production, expenses are not recognized when incurred and cash reserves may be established for certain contingencies that would not be recorded in GAAP financial statements.

BOAZ ENERGY

          Boaz Energy is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed by members of its management and an affiliate of NGP on September 20, 2013. The Underlying Properties were acquired through three separate transactions and organic leasing activities and are located in the Permian Basin in Texas. Substantially all of the assets of Boaz Energy are included in the Underlying Properties.

          As of September 30, 2017, Boaz Energy held interests in approximately 574 gross (459 net) producing wells, and its proved reserves were approximately 15.6 MMBoe. As of September 30, 2017, approximately 91% of the net production attributable to the Underlying Properties was operated by Boaz Energy.

          After giving pro forma effect to the conveyance of the Net Profits Interest to the trust, the offering of the trust units contemplated by this prospectus and the application of the net proceeds as described in "Use of Proceeds," as of December 31, 2016, Boaz Energy would have had total assets of $              million, total liabilities of $              million and $             of outstanding debt. For an explanation of the pro forma adjustments, please read "Financial Statements of Boaz Energy — Unaudited Pro Forma Financial Statements — Introduction."

          The trust units do not represent interests in, or obligations of, Boaz Energy.

Selected Historical and Unaudited Pro Forma Financial, Operating and Reserve Data of Boaz Energy

          The selected historical audited financial data of Boaz Energy as of December 31, 2017 and 2016 have been derived from Boaz Energy's audited financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data as of and for the year ended December 31, 2017 have been derived from the unaudited pro forma financial statements of Boaz Energy included elsewhere in this prospectus. The pro forma data has been prepared as if the acquisition by Boaz Energy of the Crane County Acquired Properties, the conveyance of the Net Profits Interest and the offer and sale of the trust units and application of the net proceeds therefrom had taken place (i) on December 31, 2017, in the case of the pro forma balance sheet data and (ii) as of January 1, 2017, in the case of pro forma statement of operations data for the year ended December 31, 2017. The summary historical and unaudited pro forma financial, operating and reserve data presented below should be read in conjunction with "Information About Boaz Energy II, LLC — Management's Discussion and Analysis of Financial Condition of Results and Operations of Boaz Energy" and the accompanying financial statements and related notes of Boaz Energy included elsewhere in this prospectus.

Selected Financial Data of Boaz Energy

	Historical		Pro Forma
	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2017
	(Dollars in thousands)
			(Unaudited)
Statement of Operations Data:
Revenues	$17,565	$	$
Net (loss) income	(6,178)
Balance Sheet Data:
Total assets (at period end)	119,476
Revolving credit facility (at period end)	36,000
Total liabilities (at period end)	53,232
Members' equity (at period end)	$66,244	$	$

Operating and Reserves Data of Boaz Energy

          The table below provides oil and natural gas production during the periods indicated, and reserve information as of the end of the periods indicated, of Boaz Energy. The reserve estimates attributable to Boaz Energy's properties as of December 31, 2016 presented in the table below are based on reserve reports prepared by Boaz Energy. All of these reserve estimates were prepared in accordance with the SEC's rules regarding oil and natural gas reserve reporting that are currently in effect.

	Year Ended December 31, 2016	Nine Months Ended September 30, 2017
Production (MBoe)	570.4	496.9
Total proved developed reserves (MBoe)(1)	6,419.1

(1)
At the end of the period.

Management of Boaz Energy

          Set forth in the table below are the names, ages and titles of the managers and executive officers of Boaz Energy. Boaz Energy is a limited liability company and its board of managers is the functional equivalent of a board of directors of a corporation.

Name	Age	Title
Marshall J. Eves	37	Chief Executive Officer and Manager
Karan E. Eves	36	President and Manager
David W. Hayes	43	Manager
Tony R. Weber	55	Manager
Scott A. Gieselman	54	Manager

          Marshall J. Eves has served as Chief Executive Officer and as a member of the board of managers of Boaz Energy since September 2013. Mr. Eves served as an Executive Vice President of Stanolind Oil and Gas LP, an independent oil and gas company in the Permian Basin from September 2008 until substantially all of its assets were acquired by Memorial Production Operating LLC in September 2013. Prior to Stanolind Oil and Gas LP, Mr. Eves served as an operations manager for H&M Resources, LLC, from September 2007 to September 2008 and as an engineer for Pioneer Natural Resources Company from 2004 to 2007. Mr. Eves is the spouse of Karan Eves, the President and a member of the board of managers of Boaz Energy. Mr. Eves earned a B.S. in Petroleum Engineering and a B.S. in Geophysics from Texas Tech University in 2004.

          The board of managers believes that Mr. Eves's experience as Chief Executive Officer of Boaz Energy and familiarity with the Permian Basin, as well as his extensive knowledge of the upstream oil and gas industry make him a valuable member of the Boaz Energy board of managers.

          Karan E. Eves has served as President and as a member of the board of managers of Boaz Energy since September 2013. Ms. Eves served as President and Chief Executive Officer of Boaz Energy, LLC, an exploration and production company from July 2011 until it was acquired by Memorial Production Operating LLC in September 2013. From April 2010 to July 2011, Ms. Eves served as President and Chief Executive Officer of Markar Energy Company, an oil and gas consulting company. From June 2004 to April 2010, Ms. Eves served as an operations engineer for Merit Energy Company, a private firm specializing in direct investments in oil and gas assets. Ms. Eves is the spouse of Marshall J. Eves, the Chief Executive Officer and a member of the board of managers of Boaz Energy. Ms. Eves received a B.S. in Petroleum Engineering from Texas Tech University in 2004.

          The board of managers believes that Ms. Eves's experience as President of Boaz Energy and related familiarity with Boaz Energy's assets, as well as her extensive knowledge of the upstream oil and natural gas industry make her a valuable member of the Boaz Energy board of managers.

          David W. Hayes has served as a member of the board of managers of Boaz Energy since September 2013. Mr. Hayes has served as a Partner for NGP since 2008. Prior to joining NGP, Mr. Hayes was a member of Merrill Lynch's Energy Investment Banking group in Houston, Texas, where he focused on mergers and acquisitions and financing in the exploration and production and natural gas pipeline industries. Mr. Hayes has served on the board of WildHorse Resource Development Corp. since September 2016. Mr. Hayes previously served on the board of directors of the general partner of Eagle Rock Energy Partners, L.P. from June 2011 until its sale to Vanguard Natural Resources LLC in October 2015 and the board of directors for the general partner of PennTex Midstream Partners, LP ("PennTex") from June 2015 until NGP sold its interest in PennTex to Energy Transfer Partners, L.P. in November 2016. Mr. Hayes received a B.A. in Economics from Rice University in 1996 and an M.B.A. from Harvard Business School in 2002.

          The board of managers believes that Mr. Hayes's industry-specific transaction skills and experience make him a valuable member of the Boaz Energy board of managers.

          Tony R. Weber has served as a member of the board of managers of Boaz Energy since September 2013. Mr. Weber currently serves as Managing Partner and Chairman of the Executive Committee for NGP. Prior to joining NGP in December 2003, Mr. Weber was the Chief Financial Officer of Merit Energy Company from April 1998 to December 2003. Prior to that, he was Senior Vice President and Manager of Union Bank of California's Energy Division in Dallas, Texas from 1987 to 1998. Mr. Weber served as Chairman of the board of directors of Memorial Resource Development Corp. from its formation in January 2014 until Memorial Resource Development Corp. was acquired by Range Resources Corporation in September 2016. In addition, Mr. Weber served as a member of the board of directors of the general partner of Memorial Production Partners LP from December 2011 to March 2016. Mr. Weber has served on the board of WildHorse Resource Development Corp. since September 2016. Further, in his role at NGP, Mr. Weber serves on numerous private company boards as well as industry groups, IPAA Capital Markets Committee and Dallas Wildcat Committee. He currently serves on the Dean's Council of the Mays Business School at Texas A&M University and was a founding member of the Mays Business Fellows Program. Mr. Weber received a B.B.A. in Finance from Texas A&M University in 1984.

          The board of managers believes that Mr. Weber's significant financial and transaction background in the energy industry make him a valuable member of the Boaz Energy board of managers.

          Scott A. Gieselman has served as a member of the board of managers of Boaz Energy since November 2017. Mr. Gieselman has served as a Partner for NGP since April 2007. Prior to joining NGP, Mr. Gieselman worked in various positions in the investment banking energy group of Goldman, Sachs & Co., where he became a partner in 2002. Mr. Gieselman has served on the board of directors of WildHorse Resource Development Corp. since September 2016 and the board of directors of Vantage Energy Acquisition Corp. since February 2017. Mr. Gieselman was a member of the board of directors of Rice Energy, Inc. from January 2014 until its sale to EQT Corporation in November 2017 and was a member of the board of directors of Memorial Resource Development Corp. from its formation until it was acquired by Range Resources Corporation in September 2016. In addition, Mr. Gieselman served as a member of the board of directors of Memorial Production Partners GP LLC from December 2011 until March 2016. Mr. Gieselman received a Bachelor of Science from the Boston College Carroll School of Management in 1985 and a Master of Business Administration from the Boston College Carroll Graduate School of Management in 1988.

          The board of managers believes that Mr. Gieselman's considerable financial and energy investing experience, as well as his experience on the boards of several energy companies, make him a valuable member of the Boaz Energy board of managers.

Beneficial Ownership of Boaz Energy

          The following table sets forth, as of December 11, 2017, the beneficial ownership of limited liability company interests of Boaz Energy held by:

  •
  each person who beneficially owns 5% or more of the outstanding membership interests in Boaz Energy;

  •
  each manager and executive officer of Boaz Energy; and

  •
  all managers and executive officers of Boaz Energy as a group.

          Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all membership interests of Boaz Energy shown as beneficially owned by them and their address is 201 West Wall Street, Suite 421, Midland, Texas 79701.

Name of Beneficial Owner	Percentage of Membership Interests Beneficially Owned
NGP X US Holdings, L.P.(1)	61.2%
NGP Boaz II Co-Invest LLC(2)	33.8%
Marshall J. Eves(3)	2.8%
Karan E. Eves(3)	2.8%
David W. Hayes	—
Tony R. Weber	—
Scott A. Gieselman	—
Managers and executive officers of Boaz Energy as a group (5 persons)	2.8%

(1)
NGP X US Holdings, L.P. ("NGP X US Holdings") owns 61.213% of Boaz Energy II, LLC. NGP X Holdings GP, L.L.C. (the sole general partner of NGP X US Holdings), NGP Natural Resources X, L.P. (the sole member of NGP X Holdings GP, L.L.C.), G.F.W. Energy X, L.P. (the sole general partner of NGP Natural Resources X, L.P.) and GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) may each be deemed to share voting and dispositive power over the reported interests and therefore may also be deemed to be the beneficial owner of these interests. GFW X, L.L.C. has delegated full power and authority to manage NGP X US Holdings to NGP Energy Capital Management, L.L.C. ("NGP ECM") and accordingly, NGP ECM may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Tony R. Weber and Chris Carter are the managing partners of NGP ECM. In addition, Craig Glick, Christopher Ray and Jill Lampert are partners of NGP ECM. Although none of Messrs. Carter, Weber, Glick or Ray or Ms. Lampert individually has voting or dispositive power over these interests, such individual may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Each of Messrs. Carter, Weber, Glick or Ray and Ms. Lampert disclaims beneficial ownership of these interests except to the extent of his or her respective pecuniary interest therein.

(2)
NGP Boaz II Co-Invest LLC ("NGP Boaz II Co-Invest") owns 33.777% of Boaz Energy II, LLC. G.F.W. Energy X, L.P. (the managing member of NGP Boaz II Co-Invest) and GFW X, L.L.C. (the sole general partner of G.F.W. Energy X, L.P.) may each be deemed to share voting and dispositive power over the reported interests and therefore may also be deemed to be the beneficial owner of these interests. GFW X, L.L.C. has delegated full power and authority to manage NGP Boaz II Co-Invest to NGP ECM and accordingly, NGP ECM may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Tony R. Weber and Chris Carter are the managing partners of NGP ECM. In addition, Craig Glick, Christopher Ray and Jill Lampert are partners of NGP ECM. Although none of Messrs. Carter, Weber, Glick or Ray or Ms. Lampert individually has voting or dispositive power over these interests, such individual may be deemed to share voting and dispositive power over these interests and therefore may also be deemed to be the beneficial owner of these interests. Each of Messrs. Carter, Weber, Glick or Ray and Ms. Lampert disclaims beneficial ownership of these interests except to the extent of his or her respective pecuniary interest therein.

(3)
Each of Karan E. Eves and Marshall J. Eves owns 1.4% and are deemed to be a beneficial owner of the other's 1.4% direct ownership.

Beneficial Ownership of PermRock Royalty Trust

          The following table sets forth the beneficial ownership of trust units of the trust that will be outstanding after giving effect to the consummation of this offering, assuming no exercise of the underwriters' option to purchase additional trust units, and held, directly or indirectly, by each person who will then beneficially own 5% or more of the outstanding trust units.

Name of Beneficial Owner	Class of Securities	Percentage of Ownership
Boaz Energy	Trust Units		%

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Registration Rights Agreement

          The trust will enter into a registration rights agreement with Boaz Energy in connection with Boaz Energy's contribution to the trust of the Net Profits Interest. Under the registration rights agreement, the trust will agree, for the benefit of Boaz Energy and any transferee of Boaz Energy's trust units, to register the trust units they hold. In connection with the preparation and filing of any registration statement, the selling unitholders will bear all costs and expenses incidental to any registration statement, excluding certain internal expenses of the trust, which will be borne by the trust. Any underwriting discounts and commissions will be borne by the seller of the trust units. Please read "Trust Units Eligible for Future Sale — Registration Rights."

Conveyance of Net Profits Interest

          Pursuant to the conveyance of the Net Profits Interest, Boaz Energy will be required to establish accounting systems and procedures to track revenues from and expenses associated with the Underlying Properties, calculate the monthly payments to be made to the trust, and prepare and deliver monthly statements to the trust reflecting such calculations. Pursuant to the conveyance of the Net Profits Interest, Boaz Energy will deduct $         per well per month for wells it operates and $         per well per month for wells it does not operate in calculating net profits in respect of these overhead, administrative and indirect charges it incurs in operating and administrating the Underlying Properties. This per well overhead charge will be adjusted at the beginning of each year based on the adjustment procedures contained in the 2005 version of the accounting procedures published by the Council of Petroleum Accountants Societies, Inc., which is attached to the conveyance.

          This per well overhead charge is in lieu of the overhead charge that Boaz Energy would be permitted to charge under the joint operating agreement for the Underlying Properties that it operates.

          For a description of the other provisions of the conveyance of the Net Profits Interest to the trust, please see "Computation of Net Profits."

 TRUST UNITS ELIGIBLE FOR FUTURE SALE

General

          Prior to this offering, there has been no public market for the trust units. Sales of substantial amounts of the trust units in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices.

          Upon completion of this offering, there will be outstanding             trust units. All of the trust units sold in this offering, or             trust units if the underwriters exercise their option to purchase additional trust units in full, will be freely tradable without restriction under the Securities Act. All of the trust units outstanding other than the trust units sold in this offering (a total of             trust units, or             trust units if the underwriters exercise their option to purchase additional trust units in full) will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration, subject to the restrictions on transfer contained in the lock-up agreements described below and in "Underwriting."

Lock-Up Agreements

          In connection with this offering, Boaz Energy has agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of or transfer any trust units or any securities convertible into or exchangeable for trust units without the prior written consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC, subject to specified exceptions. See "Underwriting" for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,             trust units, or             trust units if the underwriters exercise their option to purchase additional trust units in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144, or through registration under the Securities Act.

Rule 144

          The trust units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any trust units owned by an "affiliate" of the trust, including those held by Boaz Energy, may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1.0% of the total number of the securities outstanding, or

  •
  the average weekly reported trading volume of the trust units for the four calendar weeks prior to the sale.

          Sales under Rule 144 are also subject to specific manners of sale provisions, holding period requirements, notice requirements and the availability of current public information about the trust. A person who is not deemed to have been an affiliate of Boaz Energy or the trust at any time during the three months preceding a sale, and who has beneficially owned his trust units for at least six months (provided the trust is in compliance with the current public information requirement) or one year (regardless of whether the trust is in compliance with the current public information requirement), would be entitled to sell trust units under Rule 144 without regard to the rule's public information requirements, volume limitations, manner of sale provisions and notice requirements.

Registration Rights

          The trust intends to enter into a registration rights agreement with Boaz Energy in connection with Boaz Energy's contribution to the trust of the Net Profits Interest. In the registration rights agreement, the trust will agree, for the benefit of Boaz Energy and its affiliates, including NGP, and their respective transferees (the "holders"), to register the trust units they hold.

          The holders will have the right to require the trust to file no more than five registration statements in aggregate.

          In connection with the preparation and filing of any registration statement, Boaz Energy will bear all costs and expenses incidental to any registration statement, excluding certain internal expenses of the trust, which will be borne by the trust. Any underwriting discounts and commissions will be borne by the seller of the trust units.

FEDERAL INCOME TAX CONSIDERATIONS

          The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective trust unitholders and, unless otherwise noted, expresses the opinion of Vinson & Elkins L.L.P., insofar as it relates to matters of law and legal conclusions. This section is based upon current provisions of the Code, existing and proposed Treasury regulations promulgated under the Code (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change or different interpretation at any time, possibly with retroactive effect. Subsequent changes in such authorities may cause the U.S. federal income tax consequences to vary substantially from the consequences described below.

          The following discussion does not address all U.S. federal income tax matters affecting the trust or trust unitholders and is limited to trust unitholders who hold the trust units as "capital assets" (generally, property held for investment). All references to "trust unitholders" (including U.S. trust unitholders and non-U.S. trust unitholders) are to beneficial owners of the trust units. This summary does not address the effect of the U.S. federal estate or gift tax laws or the tax considerations arising under the law of any state, local or non-U.S. jurisdiction. Moreover, the discussion has only limited application to trust unitholders subject to special tax treatment such as, without limitation, banks, insurance companies or other financial institutions; trust unitholders subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or commodities; regulated investment companies; real estate investment trusts; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; non-U.S. trust unitholders (as defined below) that are "controlled foreign corporations" or "passive foreign investment companies"; persons that are S-corporations, partnerships or other pass-through entities; persons that own their interest in the trust units through S-corporations, partnerships or other pass-through entities; persons that at any time own more than 5% of the aggregate fair market value of the trust units; expatriates and certain former citizens or long-term residents of the United States; U.S. trust unitholders (as defined below) whose functional currency is not the U.S. dollar; persons who hold the trust units as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or persons deemed to sell the trust units under the constructive sale provisions of the Code.

          Prospective investors are urged to consult their own tax advisors as to the particular tax consequences to them of the ownership and disposition of an investment in trust units, including the applicability of any U.S. federal income, federal estate or gift tax, state, local and foreign tax laws, changes in applicable tax laws and any pending or proposed legislation.

          As used herein, the term "U.S. trust unitholder" means a beneficial owner of trust units that for U.S. federal income tax purposes is:

  •
  an individual who is a U.S. citizen or a U.S. resident alien;

  •
  a corporation, or an entity treated as a corporation, that was created or organized in or under the laws of the United States, a state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

          The term "non-U.S. trust unitholder" means any beneficial owner of a trust unit, other than an entity that is classified for U.S. federal income tax purposes as a partnership, that is not a U.S. trust unitholder.

          If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of trust units, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A trust unitholder that is a partnership, and the partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning, and disposing of trust units.

Classification and Taxation of the Trust

          In the opinion of Vinson & Elkins L.L.P., for U.S. federal income tax purposes, the trust will be treated as a grantor trust and not as an unincorporated business entity. As a grantor trust, the trust will not be subject to tax at the trust level. Rather, the grantors, who in this case are the trust unitholders, will be considered to own and receive the trust's assets and income and will be directly taxable thereon as though no trust were in existence.

          No ruling has been or will be requested from the IRS with respect to the U.S. federal income tax treatment of the trust, including a ruling as to the status of the trust as a grantor trust or as a partnership for U.S. federal income tax purposes. Thus, no assurance can be provided that the opinions and statements set forth in this discussion of U.S. federal income tax consequences would be sustained by a court if contested by the IRS.

          The remainder of the discussion below is based on Vinson & Elkins L.L.P.'s opinion that the trust will be classified as a grantor trust for U.S. federal income tax purposes.

Reporting Requirements for Widely-Held Fixed Investment Trusts

          Under Treasury Regulations, the trust is classified as a widely-held fixed investment trust. Those Treasury Regulations require the sharing of tax information among trustees and intermediaries that hold a trust interest on behalf of or for the account of a beneficial owner or any representative or agent of a trust interest holder of fixed investment trusts that are classified as widely-held fixed investment trusts. These reporting requirements provide for the dissemination of trust tax information by the trustee to intermediaries who are ultimately responsible for reporting the investor-specific information through Form 1099 to the investors and the IRS. Every trustee or intermediary that is required to file a Form 1099 for a trust unitholder must furnish to the trust unitholder a written tax information statement that is in support of the amounts as reported on the applicable Form 1099. Any generic tax information provided by the trustee of the trust is intended to be used only to assist trust unitholders in the preparation of their federal and state income tax returns.

Direct Taxation of Trust Unitholders

          Because the trust will be treated as a grantor trust for U.S. federal income tax purposes, trust unitholders will be treated for such purposes as owning a direct interest in the assets of the trust, and each trust unitholder will be taxed directly on his pro rata share of the income and gain attributable to the assets of the trust and will be entitled to claim his pro rata share of the deductions and expenses attributable to the assets of the trust (subject to certain limitations discussed below). Information returns will be filed as required by the widely held fixed investment trust rules, reporting to the trust unitholders all items of income, gain, loss, deduction and credit, which will be allocated based on record ownership on the monthly record dates and must be included in the tax returns of the trust unitholders. Income, gain, loss, deduction and credits attributable to the assets of the trust will be taken into account by trust unitholders consistent with their method of accounting and without regard to the taxable year or accounting method employed by the trust.

          Following the end of each month, the trustee will determine the amount of funds available as of the end of such month for distribution to the trust unitholders and will make distributions of available funds, if any, to the trust unitholders on or before the 10th business day after the record date, which will generally be on or about the last business day of each calendar month. In certain circumstances, however, a trust unitholder will not receive a distribution of cash attributable to the income from a month. For example, if the trustee establishes a reserve or borrows money to satisfy liabilities of the trust, income associated with the cash used to establish that reserve or to repay that loan must be reported by the trust unitholder, even though that cash is not distributed to him.

          As described above, the trust will allocate items of income, gain, loss, deductions and credits to trust unitholders based on record ownership on the monthly record dates. It is possible that the IRS could disagree with this allocation method and could assert that income and deductions of the trust should be determined and allocated on a daily or prorated basis, which could require adjustments to the tax returns of the unitholders affected by the issue and result in an increase in the administrative expense of the trust in subsequent periods.

Tax Classification of the Net Profits Interest

          For U.S. federal income tax purposes, the Net Profits Interest will have the tax characteristics of a mineral royalty interest to the extent, at the time of its creation, the Net Profits Interest is reasonably expected to have an economic life that corresponds substantially to the economic life of the mineral property or properties burdened thereby. Payments out of production that are received in respect of a mineral interest that constitutes a royalty interest for U.S. federal income tax purposes are taxable under current law as ordinary income subject to an allowance for cost or percentage depletion in respect of such income.

          Based on the reserve report and representations made by Boaz Energy regarding the expected economic life of the Underlying Properties and the expected duration of the Net Profits Interest, the Net Profits Interest should be treated as a continuing, non-operating economic interest in the nature of a royalty payable out of production from the mineral interests it burdens.

          Consistent with the foregoing, Boaz Energy and the trust intend to treat the Net Profits Interest as a mineral royalty interest for U.S. federal income tax purposes. The remainder of this discussion assumes that the Net Profits Interest is treated as a mineral royalty interest. No assurance can be given that the IRS will not assert that such interest should be treated differently. Any such different treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in trust units. Please read "— Tax Consequences to U.S. Trust Unitholders."

          The portion of the purchase price of the trust units attributable to the right to receive a distribution based on the profits from and after January 1, 2018 attributable to production from the Underlying Properties for the period commencing January 1, 2018, and ending on the closing date of this offering will be treated as a tax-free return of capital when such distribution is received.

Tax Consequences to U.S. Trust Unitholders

Royalty Income and Depletion

          The payments out of production that are received by the trust in respect of the Net Profits Interest should be treated as ordinary income. Trust unitholders should be entitled to deductions for the greater of either cost depletion or (if allowable) percentage depletion with respect to such income. Although the Code requires each trust unitholder to compute his own depletion allowance and maintain records of his share of the adjusted tax basis of the underlying royalty interest for depletion and other purposes, the trust intends to furnish each of the trust unitholders with information relating to this computation for U.S. federal income tax purposes. Each trust unitholder, however, remains responsible for calculating his own depletion allowance and maintaining records of his share of the adjusted tax basis of the underlying property for depletion and other purposes.

          Percentage depletion is generally available with respect to trust unitholders who qualify under the independent producer exemption contained in Section 613A(c) of the Code. For this purpose, an independent producer is a person not directly or indirectly involved in the retail sale of oil, natural gas or derivative products or the operation of a major refinery. In general, percentage depletion is calculated as an amount equal to 15% (and, in the case of marginal production, potentially a higher percentage) of the trust unitholder's gross income from the depletable property for the taxable year. The percentage depletion deduction with respect to any property is limited to 100% of the taxable income of the trust unitholder from the property for each taxable year, computed without the depletion allowance or certain loss carrybacks. A trust unitholder that qualifies as an independent producer may deduct percentage depletion only to the extent the trust unitholder's average daily production of domestic crude oil, or the natural gas equivalent, does not exceed 1,000 barrels. This depletable amount may be allocated between oil and natural gas production, with 6,000 cubic feet of domestic natural gas production regarded as equivalent to one barrel of crude oil. The 1,000 barrel limitation must be allocated among the independent producer and controlled or related persons and family members in proportion to the respective production by such persons during the period in question.

          In addition to the foregoing limitations, the percentage depletion deduction otherwise available is limited to 65% of a trust unitholder's total taxable income from all sources for the year, computed without the depletion allowance, the deduction for domestic production activities, net operating loss carrybacks, or capital loss carrybacks. Any percentage depletion deduction disallowed because of the 65% limitation may be deducted in the following taxable year if the percentage depletion deduction for such year plus the deduction carryover does not exceed 65% of the trust unitholder's total taxable income for that year. The carryover period resulting from the 65% net income limitation is unlimited.

          Unlike cost depletion, percentage depletion is not limited to the adjusted tax basis of the property, although, like cost depletion, it reduces the adjusted tax basis, but not below zero.

          Trust unitholders that do not qualify under the independent producer exemption are generally restricted to depletion deductions based on cost depletion. Cost depletion deductions are calculated by (i) dividing the trust unitholder's allocable share of the adjusted tax basis in the underlying mineral property by the number of mineral units (barrels of oil and thousand cubic feet of natural gas) remaining as of the beginning of the taxable year and (ii) multiplying the result by the number of mineral units sold within the taxable year. The total amount of deductions based on cost depletion cannot exceed the trust unitholder's share of the total adjusted tax basis in the property.

          The foregoing discussion of depletion deductions does not purport to be a complete analysis of the complex legislation and Treasury Regulations relating to the availability and calculation of depletion deductions by the trust unitholders. Further, because depletion is required to be computed separately by each trust unitholder and not by the trust, no assurance can be given, and counsel is unable to express any opinion, with respect to the availability or extent of percentage depletion deductions to the trust unitholders for any taxable year. The trust encourages each prospective trust unitholder to consult his tax advisor to determine whether percentage depletion would be available to him.

Tax Rates

          Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 20%.

          In addition, a 3.8% Medicare contribution tax is imposed on certain investment income earned by individuals and certain estates and trusts. For these purposes, investment income generally includes certain income derived from investments such as the trust units and gain realized by a trust unitholder from a sale of trust units. In the case of an individual, the tax is imposed on the lesser of (i) the trust unitholder's net income from all investments and (ii) the amount by which the trust unitholder's modified adjusted gross income exceeds $250,000 (if the trust unitholder is married and filing jointly or a surviving spouse), $125,000 (if the trust unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax is imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins

Disposition of Trust Units

          For U.S. federal income tax purposes, a sale of trust units will be treated as a sale by the U.S. trust unitholder of interests in the assets of the trust. Generally, a U.S. trust unitholder will recognize gain or loss on a sale or exchange of trust units equal to the difference between the amount realized and the U.S. trust unitholder's adjusted tax basis for the trust units sold. A U.S. trust unitholder's adjusted tax basis in the trust units will be equal to the U.S. trust unitholder's original purchase price for the trust units, reduced by deductions for depletion claimed by the trust unitholder, but not below zero. Except to the extent of the depletion recapture amount explained below, gain or loss on the sale of trust units by a trust unitholder who is an individual will generally be capital gain, and will be long-term capital gain, which is generally subject to tax at preferential rates, if the trust units have been held for more than twelve months. The deductibility of capital losses is limited.

          Upon the sale or other taxable disposition of trust units, a trust unitholder will be treated as having sold his share of the Net Profits Interest and must treat as ordinary income the depletion recapture amount, which is an amount equal to the lesser of the gain on such sale or other taxable disposition or the sum of the prior depletion deductions taken with respect to the trust units, but not in excess of the initial tax basis of the trust units. In addition, the IRS could take the position that a portion of the sale proceeds is ordinary income to the extent of any undistributed accrued income that was allocable to the trust units at the time of sale.

Trust Administrative Expenses

          Expenses of the trust will include administrative expenses of the trustee. Certain miscellaneous itemized deductions may be subject to general limitations on deductibility. Under these rules, administrative expenses attributable to the trust units are miscellaneous itemized deductions that generally will have to be aggregated with an individual unitholder's other miscellaneous itemized deductions to determine the excess over 2% of adjusted gross income. It is anticipated that the amount of such administrative expenses will not be significant in relation to the trust's income.

Backup Withholding

          Distributions of trust income generally will not be subject to backup withholding unless the trust unitholder is an individual or other noncorporate entity and fails to comply with specified reporting procedures.

Tax Treatment Upon Sale of the Net Profits Interest

          The sale of the Net Profits Interest by the trust at or shortly after the date of dissolution of the trust will generally give rise to long-term capital gain or loss to the trust unitholders for U.S. federal income tax purposes, except that any gain will be taxed at ordinary income rates to the extent of depletion deductions that reduced the trust unitholder's adjusted basis in the Net Profits Interest.

Tax Consequences to Non-U.S. Trust Unitholders

          The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. trust unitholder. Non-U.S. trust unitholders should consult their independent tax advisors to determine the U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to the Trust Units

          A non-U.S. trust unitholder may be subject to federal withholding tax on his share of gross royalty income from the Net Profits Interest. Subject to the withholding requirements under FATCA (defined below), such income will be subject to U.S. federal withholding tax at a 30% rate unless the non-U.S. trust unitholder is eligible for a lower rate under an applicable income tax treaty or the income is effectively connected with the non-U.S. trust unitholder's conduct of a trade or business in the United States, and in either case, the non-U.S. trust unitholder provides appropriate certification. A non-U.S. trust unitholder generally can meet the certification requirement by providing an IRS Form W-8BEN or W-8BEN-E (in the case of a claim of treaty benefits) or a W-8 ECI (with respect to the non-U.S. trust unitholder's conduct of a U.S. trade or business) to the applicable withholding agent.

          If a non-U.S. trust unitholder is engaged in a trade or business in the United States, and if payments on or gain realized on a sale or other disposition of a trust unit are effectively connected with the conduct of this trade or business, the non-U.S. trust unitholder, although exempt from U.S. withholding tax (if the appropriate certification is furnished), will generally be taxed in the same manner as a U.S. trust unitholder (see "— Tax Consequences to U.S. Trust Unitholders" above). Any such non-U.S. trust unitholder should consult its own tax advisers with respect to other tax consequences of the ownership of the trust units, including the possible imposition of a 30% branch profits tax in the case of a non-U.S. trust unitholder that is classified for federal income tax purposes as a corporation.

Sale or Exchange of Trust Units

          The Net Profits Interest will be treated as a "United States real property interest" for U.S. federal income tax purposes. However, subject to the discussions below under "— Backup Withholding Tax and Information Reporting" and — Additional Withholding Requirements under FATCA," as long as the trust units are regularly traded on an established securities market, gain realized on the sale or other taxable disposition of a trust unit by a non-U.S. trust unitholder will be subject to federal income tax only if:

  •
  the gain is otherwise effectively connected with business conducted by the non-U.S. trust unitholder in the United States (and, in the case of an applicable tax treaty, is attributable to a permanent establishment or fixed base maintained in the United States by the non-U.S. trust unitholder);

  •
  the non-U.S. trust unitholder is an individual who is present in the United States for at least 183 days in the year of the sale or other taxable disposition; or

  •
  the non-U.S. trust unitholder owns currently, or owned at certain earlier times, directly, or by applying certain attribution rules, more than 5% of the trust units.

          Gain realized by a non-U.S. trust unitholder upon the sale or other taxable disposition by the trust of all or any part of the Net Profits Interest would be subject to federal income tax, and distributions to the non-U.S. trust unitholder will be subject to withholding of U.S. tax (currently at the rate of 35%) to the extent distributions are attributable to such gains.

Backup Withholding Tax and Information Reporting

          Payments to non-U.S. trust unitholders and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to the non-U.S. trust unitholder.

          A non-U.S. trust unitholder may be subject to backup withholding tax, currently at a rate of 28%, with respect to payments from the trust and the proceeds from dispositions of trust units, unless such non-U.S. trust unitholder complies with certain certification requirements (usually satisfied by providing a duly completed IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. trust unitholder's U.S. federal income tax liability, provided certain required information is provided to the IRS.

Tax Consequences to Tax Exempt Organizations

          Employee benefit plans and most other organizations exempt from U.S. federal income tax including IRAs and other retirement plans are subject to U.S. federal income tax on unrelated business taxable income. Because the trust's income is not expected to be unrelated business taxable income, such a tax-exempt organization is not expected to be taxed on income generated by ownership of trust units so long as neither the property held by the trust nor the trust units are treated as debt-financed property within the meaning of Section 514(b) of the Code. In general, trust property would be debt-financed if the trust incurs debt to acquire the property or otherwise incurs or maintains a debt that would not have been incurred or maintained if the property had not been acquired and a trust unit would be debt-financed if the trust unitholder incurs debt to acquire the trust unit or otherwise incurs or maintains a debt that would not have been incurred or maintained if the trust unit had not been acquired.

Additional Withholding Requirements under FATCA

          Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any payments with respect to trust units and on the gross proceeds from a disposition of trust units (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN- E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. trust unitholders are encouraged to consult their own tax advisors regarding the effects of FATCA on an investment in trust units.

          PROSPECTIVE INVESTORS IN TRUST UNITS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE TRUST UNITS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

STATE TAX CONSIDERATIONS

          The following is a brief summary of certain information regarding state income taxes and other state tax matters affecting individuals who are trust unitholders. No opinion of counsel has been requested or received with respect to the state tax consequences of an investment in trust units. The trust will own net profits interests burdening specified oil and natural gas properties located in the state of Texas. Texas currently does not impose a personal income tax on individuals. However, Texas does impose a franchise tax at a rate of 1% on gross revenues less certain deductions, as specifically set forth in the Texas franchise tax statutes. Entities subject to tax generally include trusts unless otherwise exempt. Trusts that receive at least 90% of their federal gross income from designated passive sources, including royalties from mineral properties and other income from other non-operating mineral interests, and do not receive more than 10% of their income from operating an active trade or business, generally are exempt from the Texas franchise tax statutes as "passive entities." While the trust is intended to be exempt from Texas franchise tax at the trust level as a passive entity, each trust unitholder that is considered a taxable entity under the Texas franchise tax would generally be required to include its portion of trust net income in its own Texas franchise tax computation.

          Each trust unitholder should consult his or her own tax advisor regarding state tax requirements, if any, applicable to such person's ownership of trust units.

 CERTAIN ERISA CONSIDERATIONS

          The following is a summary of certain considerations associated with the acquisition and holding of trust units by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

          This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

          ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

          In considering an investment in trust units with a portion of the assets of any Plan, a fiduciary should consider the Plan's particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of trust units is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary's duties to the Plan, including, without limitation:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

  •
  whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

  •
  whether the investment is permitted under the terms of the applicable documents governing the Plan;

  •
  whether in the future there may be no market in which to sell or otherwise dispose of the trust units;

  •
  whether the acquisition or holding of the trust units will constitute a "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code (please see the discussion under "— Prohibited Transaction Issues" below); and

  •
  whether the Plan will be considered to hold, as plan assets, (i) only trust units or (ii) an undivided interest in the Underlying Properties (please see the discussion under "— Plan Asset Issues" below).

Prohibited Transaction Issues

          Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of trust units by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

          Because of the foregoing, trust units should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

          Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in the trust, be deemed to own an undivided interest in the trust's assets, with the result that the trust would become a fiduciary of the Plan and the operations of the Underlying Properties would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

          The Department of Labor (the "DOL") regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets generally would not be considered to be "plan assets" if, among other things:

            (i)      the equity interests acquired by ERISA Plans are "publicly offered securities" (as defined in the DOL regulations) — i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

            (ii)     the entity is an "operating company" (as defined in the DOL regulations) — i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

            (iii)    there is no significant investment by "benefit plan investors" (as defined in the DOL regulations) — i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan's investment in the entity.

          Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding trust units on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of trust units. Purchasers of trust units have the exclusive responsibility for ensuring that their acquisition and holding of trust units complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of trust units to a Plan is in no respect a representation by the trust or any of its affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

 SELLING TRUST UNITHOLDER

          Immediately prior to the closing of the offering made hereby, Boaz Energy will convey to the trust the Net Profits Interest in exchange for                  trust units. Of those trust units,                 are being offered hereby and                 are subject to purchase by the underwriters pursuant to their 30-day option to purchase additional trust units. Boaz Energy has agreed not to sell any of such trust units for a period of 180 days after the date of this prospectus without the prior written consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC, acting on behalf of the several underwriters. See "Underwriting — Lock-Up Agreements." Boaz Energy is deemed to be an underwriter with respect to the trust units offered hereby.

          The following table presents information regarding the selling trust unitholder's ownership of the trust units.

	Ownership of Trust Units Before Offering				Ownership of Trust Units After Offering(1)
			Number of Trust Units Being Offered
Selling Trust Unitholder	Number	Percentage			Number	Percentage
Boaz Energy		100.0%		(2)			%

(1)
Assumes the underwriters do not exercise their 30-day option to purchase additional units.

(2)
Includes                      trust units subject to purchase by the underwriters pursuant to their 30-day option to purchase additional units.

          Prior to this offering, there has been no public market for the trust units. Therefore, if Boaz Energy disposes of all or a portion of the trust units it has acquired, the effect of such disposal on future market prices, if any, of market sales of such remaining trust units or the availability of trust units for sale cannot be predicted. Nevertheless, sales of substantial amounts of trust units in the public market could adversely affect future market prices.

 UNDERWRITING

          Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC are acting as the book-running managers and the representatives of the underwriters of this offering. Subject to the terms and conditions set forth in an underwriting agreement, Boaz Energy has agreed to sell to the underwriters named below, and the underwriters, have severally agreed to purchase, the respective number of trust units appearing opposite their names below:

Underwriters	Number of Trust Units
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
UBS Securities LLC

Total

          All of the trust units to be purchased by the underwriters will be purchased from Boaz Energy.

          The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The trust units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part.

          The underwriting agreement provides that the underwriters are obligated to purchase all the trust units offered by this prospectus if any are purchased, other than those trust units covered by the option to purchase additional trust units described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

Option to Purchase Additional Trust Units

          Boaz Energy has granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase up to an additional                      trust units from Boaz Energy at the initial public offering price less the underwriting discounts, as set forth on the cover page of this prospectus, and less any dividends or distributions declared, paid or payable on the trust units that the underwriters have agreed to purchase from Boaz Energy but that are not payable on such additional trust units. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional trust units in proportion to their respective commitments set forth in the table above.

Discounts

          The trust units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession of not more than $             per trust unit. After the initial offering, the public offering price, concession and reallowance to dealers may be changed.

          The following table summarizes the underwriting discounts and the proceeds, before expenses, payable to Boaz Energy, both on a per unit basis and in total, assuming either no exercise or full exercise by the underwriters of their option to purchase additional trust units:

Total
	Per Trust Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to Boaz Energy	$	$	$

          Boaz Energy has agreed to reimburse the underwriters for up to $             of reasonable fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of sale of the trust units offered hereby.

          Boaz Energy will pay Wells Fargo Securities, LLC a structuring fee of         % of the gross proceeds of this offering for evaluation, analysis and structuring of the trust.

          The trust estimates that the expenses of this offering payable by Boaz Energy, not including underwriting discounts, will be approximately $              million.

Indemnification of Underwriters

          The underwriting agreement provides that Boaz Energy and the trust will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

          Boaz Energy has agreed, subject to certain exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC, it will not, during the period beginning on and including the date of this prospectus through and including the date that is 180 days after the date of this prospectus, directly or indirectly:

  •
  issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any of the trust units or any securities convertible into or exercisable or exchangeable for the trust units;

  •
  file or cause the filing of any registration statement under the Securities Act with respect to any trust units or any securities convertible into or exercisable or exchangeable for trust units (other than any Rule 462(b) registration statement filed to register securities to be sold to the underwriters pursuant to the underwriting agreement); or

  •
  enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of trust units or any securities convertible into or exercisable or exchangeable for trust units.

          Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the trust units or other securities subject to the lock-up agreements. Any determination to release any trust units or other securities subject to the lock-up agreements would be based on a number of factors at the time of determination, which may include the market price of the trust units, the liquidity of the trading market for the trust units, general market conditions, the number of trust units or other securities proposed to be sold or otherwise transferred and the timing, purpose and terms of the proposed sale or other transfer. Wells Fargo Securities, LLC, Goldman Sachs & Co. LLC and UBS Securities LLC do not have any present intention, agreement or understanding, implicit or explicit, to release any of the trust units or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

Electronic Distribution

          This prospectus and the registration statement of which this prospectus forms a part may be made available in electronic format on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of trust units for sale to their online brokerage account holders. The trust units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, trust units may be sold by the underwriters to securities dealers who resell trust units to online brokerage account holders.

          Other than the information set forth in this prospectus and the registration statement of which this prospectus forms a part, information contained in any website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been endorsed by Boaz Energy or the trust and should not be relied on by investors in deciding whether to purchase trust units. The underwriters are not responsible for information contained in websites that they do not maintain.

New York Stock Exchange

          The trust intends to apply to have the trust units approved for listing on the NYSE under the symbol "PRT." The underwriters have undertaken to sell the minimum number of trust units to the minimum number of beneficial owners necessary to meet the NYSE distribution requirements for trading.

Stabilization

          In order to facilitate this offering of the trust units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the trust units. Specifically, the underwriters may sell more trust units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of trust units available for purchase by the underwriters under their option to purchase additional trust units. The underwriters may close out a covered short sale by exercising their option to purchase additional trust units or purchasing trust units in the open market. In determining the source of trust units to close out a covered short sale, the underwriters may consider, among other things, the market price of trust units compared to the price payable under their option to purchase additional trust units. The underwriters may also sell trust units in excess of the number of trust units available under their option to purchase additional trust units, creating a naked short position. The underwriters must close out any naked short position by purchasing trust units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the trust units in the open market after the date of pricing of this offering that could adversely affect investors who purchase in this offering.

          As an additional means of facilitating this offering, the underwriters may bid for, and purchase, trust units in the open market to stabilize the price of the trust units, so long as stabilizing bids do not exceed a specified maximum. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing trust units in this offering if the underwriting syndicate repurchases previously distributed trust units to cover syndicate short positions or to stabilize the price of the trust units.

          The foregoing transactions, if commenced, may raise or maintain the market price of trust units above independent market levels or prevent or retard a decline in the market price of the trust units.

          The foregoing transactions, if commenced, may be effected on the New York Stock Exchange or otherwise. Neither the trust nor any of the underwriters makes any representation that the underwriters will engage in any of these transactions and these transactions, if commenced, may be discontinued at any time without notice. Neither the trust nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of the trust units.

Discretionary Accounts

          The underwriters have informed Boaz Energy that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of trust units offered by them.

Pricing of This Offering

          Prior to this offering, there has been no public market for the trust units. Consequently, the initial public offering price for the trust units will be determined between Boaz Energy and the representatives of the underwriters. The factors considered in determining the initial public offering price include:

  •
  estimates of distributions to holders of trust units;

  •
  overall quality of the oil and natural gas properties comprising the Underlying Properties;

  •
  prevailing market conditions;

  •
  the Underlying Properties' financial information;

  •
  the recent market prices of, and the demand for, publicly traded units of royalty trusts; and

  •
  such other factors as the underwriters have deemed appropriate for determining the initial public offering price.

          An active trading market for the trust units may not develop. It is possible that the market price of the trust units after this offering will be less than the initial public offering price.

Relationships

          Certain of the underwriters have performed commercial banking, investment banking and advisory services for Boaz Energy and its affiliates, including affiliates of NGP, from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for Boaz Energy or the trust, in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Affiliates of Wells Fargo Securities, LLC are lenders under Boaz Energy's revolving credit facility and, in that respect, may receive a portion of the net proceeds from this offering.

          The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the trust units and Boaz Energy.

          This offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the trust units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Sales Outside the United States

          No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus or any other material relating to Boaz Energy or the trust or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

          Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, Wells Fargo Securities, LLC may arrange to sell securities in certain jurisdictions through an affiliate, Wells Fargo Securities International Limited, or WFSIL. WFSIL is a wholly owned indirect subsidiary of Wells Fargo & Company and an affiliate of Wells Fargo Securities, LLC. WFSIL is a U.K. incorporated investment firm regulated by the Financial Services Authority. Wells Fargo Securities is the trade name for certain corporate and investment banking services of Wells Fargo & Company and its affiliates, including Wells Fargo Securities, LLC and WFSIL.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relative Member State") an offer to the public of the trust units may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of the trust units may be made at any time under the following exemptions under the Prospectus Directive:

  •
  To any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

  •
  In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer for trust units shall result in a requirement for the publication by us or any Brazilian placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer to public" in relation to the trust units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the trust units to be offered so as to enable an investor to decide to purchase the trust units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

          This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

          In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Hong Kong

          The trust units may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) ("Companies (Winding Up and Miscellaneous Provisions) Ordinance") or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("Securities and Futures Ordinance"), or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the trust units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to trust units which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the trust units may not be circulated or distributed, nor may the trust units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA")) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

          Where the trust units are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the trust units under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation's securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore ("Regulation 32").

          Where the trust units are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the trust units under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

          The trust units have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The trust units may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Canada

          The trust units may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the trust units must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

          Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory of these rights or consult with a legal advisor.

          Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

          This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. The trust units may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to the trust units may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of the trust units in Switzerland.

          This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the trust units will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the trust units may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the trust units with a view to distribution.

LEGAL MATTERS

          Richard, Layton & Finger, P.A., as special Delaware counsel to the trust, will give a legal opinion as to the validity of the trust units. Vinson & Elkins L.L.P., Houston, Texas, will give opinions as to certain other matters relating to the offering, including the tax opinion described in the section of this prospectus captioned "Federal Income Tax Considerations." Certain legal matters in connection with the trust units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

          Certain information appearing in this registration statement regarding the December 31, 2016 and September 20, 2017 estimated quantities of reserves of Boaz Energy, the Underlying Properties and the Net Profits Interest owned by the trust, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Cawley, Gillespie & Associates, Inc., independent petroleum engineers.

          The statements of assets and trust corpus of PermRock Royalty Trust as of November 22, 2017 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The consolidated financial statements of Boaz Energy II, LLC and subsidiaries as of December 31, 2016, and for the year ended December 31, 2016, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The statement of revenues and direct operating expenses of the PermRock Royalty Trust Underlying Properties for the year ended December 31, 2017, has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The statement of revenues and direct operating expenses of the Memorial Underlying Properties for the period from January 1, 2016 to June 14, 2016 have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The statement of revenues and direct operating expenses of the Crane County Underlying Properties for the period from January 1, 2017 through December    , 2017 have been included herein in reliance upon the report of           , independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The statement of revenues and direct operating expenses of the Memorial Acquired Properties for the period from January 1, 2016 to June 14, 2016 have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

          The statement of revenues and direct operating expenses of the Crane County Acquired Properties for the period from January 1, 2017 through December     , 2017 have been included herein in reliance upon the report of           , independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          The trust and Boaz Energy have filed with the SEC in Washington, D.C. a registration statement, including all amendments, under the Securities Act relating to the trust units. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. You may read and copy the registration statement at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the SEC at the address in the previous sentence. To obtain information on the operation of the public reference room you may call the SEC at (800) SEC-0330. The SEC maintains a web site on the Internet at http://www.sec.gov. The trust's and Boaz Energy's registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's web site.

          The trustee intends to furnish the trust unitholders with annual reports containing the trust's audited consolidated financial statements and to furnish or make available to the trust unitholders quarterly reports containing the trust's unaudited interim financial information for the first three fiscal quarters of each of the trust's fiscal years.

 GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

          In this prospectus the following terms have the meanings specified below.

          Bbl —  One stock tank barrel of 42 U.S. gallons liquid volume, used herein in reference to crude oil and other liquid hydrocarbons.

          Bcf —  One billion cubic feet of natural gas.

          Boe —  One stock tank barrel of oil equivalent, computed on an approximate energy equivalent basis that one Bbl of crude oil equals six Mcf of natural gas.

          Btu —  A British Thermal Unit, a common unit of energy measurement.

          Completion —  The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

          Development Well —  A well drilled into a proved oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

          Differential —  The difference between a benchmark price of oil and natural gas, such as the NYMEX crude oil spot, and the wellhead price received.

          Estimated future net revenues —  Also referred to as "estimated future net cash flows." The result of applying current prices of oil and natural gas to estimated future production from oil and natural gas proved reserves, reduced by estimated future expenditures, based on current costs to be incurred, in developing and producing the proved reserves, excluding overhead.

          Farm-in or farm-out agreement —  An agreement under which the owner of a working interest in an oil or natural gas lease typically assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

          Field —  An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

          Gross acres or gross wells —  The total acres or wells, as the case may be, in which a working interest is owned.

          Horizontal well —  A well that starts off being drilled vertically but which is eventually curved to become horizontal (or near horizontal) in order to parallel a particular geologic formation.

          MBbl —  One thousand barrels of crude oil or condensate.

          MBoe —  One thousand barrels of oil equivalent.

          Mcf —  One thousand cubic feet of natural gas.

          MMBbls —  One million barrels of crude oil or condensate.

          MMBoe —  One million barrels of oil equivalent.

          MMBtu —  One million British Thermal Units.

          MMcf —  One million cubic feet of natural gas.

          Net acres or net wells —  The sum of the fractional working interests owned by a given operator in gross acres or wells, as the case may be.

          Net profits interest —  A non-operating interest that creates a share in gross production from an operating or working interest in oil and natural gas properties. The share is measured by net profits from the sale of production after deducting costs associated with that production.

          Net revenue interest —  An interest in all oil and natural gas produced and saved from, or attributable to, a particular property, net of all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and any other burdens to which the person's interest is subject.

          Plugging and abandonment —  Activities to remove production equipment and seal off a well at the end of a well's economic life.

          Proved developed reserves —  Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

          Proved reserves —  Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. The area of the reservoir considered as proved includes (i) the area identified by drilling and limited by fluid contacts, if any, and (ii) adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons, as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty. Where direct observation from well penetrations has defined a highest known oil, elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty. Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when (i) successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (ii) the project has been approved for development by all necessary parties and entities, including governmental entities. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

          Proved undeveloped reserves —  Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

          PV-10 —  The present value of estimated future net revenues using a discount rate of 10% per annum.

          Recompletion —  The completion for production of an existing well bore in another formation from which that well has been previously completed.

          Reservoir —  A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

          Secondary Recovery —  The second stage of hydrocarbon production during which an external fluid such as water or gas is injected into the reservoir through injection wells located in rock that has fluid communication with production wells. The purpose of secondary recovery is to maintain reservoir pressure and to displace hydrocarbons toward the wellbore. The most common secondary recovery techniques are gas injection and waterflooding.

          Tcf —  One trillion cubic feet of natural gas.

          Waterflood —  A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil. The water from injection wells physically sweeps the displaced oil to adjacent production wells.

          Working interest —  The right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

          Workover —  Operations on a producing well to restore or increase production.

The audited financial statements of Boaz Energy can be found beginning on page BOAZ ENERGY F-1.

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members
Boaz Energy II, LLC:

          We have audited the accompanying statement of revenues and direct operating expenses (the "Statement") of the PermRock Royalty Trust Underlying Properties (the "Underlying Properties") representing the oil and gas properties that will be subject to the proposed conveyance of a net profits interest by Boaz Energy II, LLC ("Boaz Energy") for the year ended December 31, 2016. The Statement is the responsibility of the management of Boaz Energy. Our responsibility is to express an opinion on the Statement based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

          In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Underlying Properties for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Denver, Colorado
December 14, 2017

PERMROCK ROYALTY TRUST UNDERLYING PROPERTIES
STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

For the year ended December 31, 2016
(in thousands)
REVENUES
Oil sales	$13,520
Natural gas and natural gas liquids sales	688

Total operating revenue	14,208

DIRECT OPERATING EXPENSES
Lease operating expenses	3,650
Severance and ad valorem taxes	1,129

Total direct operating expenses	4,779

REVENUES IN EXCESS OF DIRECT OPERATING EXPENSES	$9,429

See accompanying PermRock Royalty Trust Underlying Properties Notes to Statement of Revenues and Direct Operating Expenses.

PERMROCK ROYALTY TRUST UNDERLYING PROPERTIES

NOTES TO THE STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

1.       BASIS OF PRESENTATION

          In connection with the proposed offering of trust units to be sold in the offering described in the prospectus of which this Statement is a part, PermRock Royalty Trust will own a net profits interest representing the right to receive 80% of the net profits from the sale of oil and natural gas production from certain properties located in the Permian Basin in Texas (the "Underlying Properties") held by Boaz Energy II, LLC ("Boaz Energy") as of the date of the conveyance of the Net Profits Interest to the trust. The conveyed interest is referred to as the "Net Profits Interest." The Underlying Properties consist of oil and gas properties in the following four operating areas: 1) Permian Clearfork area; 2) Permian Abo area; 3) Permian Shelf area; and 4) Permian Platform area.

          On June 14, 2016, Boaz Energy acquired (the "Memorial Acquisition") certain oil and gas leasehold acreage located in the State of Texas and various other related rights, permits, contracts, equipment and other assets (the "Memorial Acquired Properties") from Memorial Production Operating, LLC a Delaware limited liability company (the "Seller"). The Memorial Acquisition closed on June 15, 2016. Revenues and direct operating expenses of the Memorial Acquired Properties that will be subject to the Net Profits Interest (the "Memorial Underlying Properties") are reflected in the accompanying statement of revenues and direct operating expenses since June 15, 2016 and pro forma information regarding such acquisitions is included in Note 5.

          The accompanying Statement of Revenues and Direct Operating Expenses of the PermRock Royalty Trust Underlying Properties (the "Statement") representing the oil and gas properties subject to the proposed conveyance of the Net Profits Interest was based on carved-out financial information and data from Boaz Energy's historical accounting records. Because the Underlying Properties are not separate legal entities, the accompanying Statement varies from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that it does not reflect certain expenses that were incurred in connection with the ownership and operation of the Underlying Properties including, but not limited to, depletion, depreciation, and amortization, accretion of asset retirement obligations, general and administrative expenses, interest expense, and other indirect expenses that may have been incurred by Boaz Energy. These costs were not separately allocated to the Underlying Properties in the accounting records of Boaz Energy. In addition, these allocations, if made using historical general and administrative structures, would not produce allocations that would be indicative of the historical performance of the Underlying Properties. The accompanying Statement also does not include provisions for development costs, as such amounts would not be indicative of the costs which will be charged to the Net Profits Interest upon the conveyance thereof. For these reasons, the Statement is not indicative of the results of operations of the Underlying Properties on a going forward basis due to changes in the business and the omission of various operating expenses. Furthermore, no balance sheet has been presented for the PermRock Royalty Trust Underlying Properties because not all of the historical cost and related working capital balances are segregated or easily obtainable, nor has information about the PermRock Royalty Trust Underlying Properties' operating, investing and financing cash flows been provided for similar reasons. Accordingly, the accompanying Statement is presented in lieu of the financial statements required under Rule 3-05 of Regulation S-X.

2.      SIGNIFICANT ACCOUNTING POLICIES

(a)    Use of Estimates

          Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts reported in the Statement. Actual balances and results could be different from those estimates.

PERMROCK ROYALTY TRUST UNDERLYING PROPERTIES
NOTES TO THE STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

(b)    Revenue Recognition

          Oil and natural gas revenues are recognized when such products have been delivered to a custody transfer point, persuasive evidence of a sales arrangement exists, the rights and responsibilities of ownership pass to the purchaser upon delivery, collection of revenue from the sale is reasonably assured, and the sales price is fixed or determinable. Revenues are reported net of royalties and other amounts due to third parties.

(c)    Direct Operating Expenses

          Direct operating expenses are recognized when incurred and consist of the direct expenses of operating the Underlying Properties. Direct operating expenses include lease operating expenses and severance and ad valorem taxes. Lease operating expense includes the costs of maintaining and operating property and equipment on producing oil and natural gas leases and include field labor, insurance, maintenance, repairs, utilities and supplies, and well workover and field expenses.

3.       CONTINGENCIES

          The activities of the PermRock Royalty Trust Underlying Properties are subject to potential claims and litigation in the normal course of operations. Boaz Energy's management does not believe that any liability resulting from any pending or threatened litigation will have a materially adverse effect of the operations or financial results of the PermRock Royalty Trust Underlying Properties.

4.      DEVELOPMENT EXPENSES

          Capital expenditures relating to the Underlying Properties incurred by Boaz Energy were approximately $15 million for the year ended December 31, 2016. Other cash flow information is not available on a stand-alone basis for the Underlying Properties.

5.       PRO FORMA COMBINED STATEMENT

          The following pro forma combined statement of revenues and direct operating expenses represent the historical revenues and direct operating expenses of the Underlying Properties, as adjusted to give effect to the acquisition of the Memorial Underlying Properties as if such acquisition had occurred on January 1, 2016.

          This pro forma combined statement of revenues and direct operating expenses are for informational purposes only. It does not purport to present the results of the combined historical revenues and

PERMROCK ROYALTY TRUST UNDERLYING PROPERTIES
NOTES TO THE STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

direct operating expenses of the Underlying Properties that would have actually occurred had the acquisition occurred on January 1, 2016.

For the year ended December 31, 2016
(in thousands)
REVENUES
Oil sales	$17,561
Natural gas and natural gas liquids sales	810

Total operating revenue	18,371

DIRECT OPERATING EXPENSES
Lease operating expenses	5,790
Severance and ad valorem taxes	1,317

Total direct operating expenses	7,107

REVENUES IN EXCESS OF DIRECT OPERATING EXPENSES	$11,264

6.      SUBSEQUENT EVENTS

          Subsequent events have been evaluated through December 14, 2017, the date the Statement was available to be issued, to ensure that any subsequent events that met the criteria for recognition or disclosure in this report have been included. No subsequent events requiring recognition or disclosure have occurred.

7.      SUPPLEMENTAL OIL AND NATURAL GAS DISCLOSURES (unaudited):

Oil and Natural Gas Reserve Quantities

          The reserve information presented below is based on estimates of net proved reserves as of December 31, 2016 that were prepared by Boaz Energy's reserve engineers in accordance with guidelines established by the U.S. Securities and Exchange Commission ("SEC"). Proved oil and natural gas reserves are the estimated quantities of oil and natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Reserve estimates are inherently imprecise, and estimates of undeveloped reserves are more imprecise than estimates of established proved producing reserves. Accordingly, reserve estimates are expected to change as future information becomes available. The proved reserves are located in the continental United States.

          Proved oil and natural gas reserves were based on the unweighted arithmetic average of the first day of the month prices for the 12-month period before the reporting date. For the year ended December 31, 2016, benchmark prices used were $42.75 per one barrel ("Bbl") for oil and $2.48 per one thousand cubic feet ("Mcf") and for natural gas. The West Texas Intermediate price is used for oil prices and the Henry Hub price is used for natural gas. All prices are then further adjusted for quality, transportation fees and regional price differentials.

PERMROCK ROYALTY TRUST UNDERLYING PROPERTIES
NOTES TO THE STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

          The following table sets forth information for the year ended December 31, 2016 regarding the changes in the total proved reserves for the Underlying Properties, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)
Proved developed and undeveloped reserves:
Balance, December 31, 2015	6,147	5,951	7,138
Revisions of previous estimates	316	68	327
Extensions and discoveries	163	1,267	374
Purchase of reserves	3,597	880	3,744
Sales of reserves	—	—	—
Production	(329)	(224)	(367)

Balance, December 31, 2016	9,893	7,942	11,217

Proved developed reserves:
December 31, 2015	2.263	3,069	2,774
December 31, 2016	4,984	4,889	5,799
Proved undeveloped reserves:
December 31, 2015	3,884	2,882	4,364
December 31, 2016	4,909	3,053	5,418

          Estimated proved reserves at December 31, 2016 were 11.2 MMBoe, compared to 7.1 MMBoe at December 31, 2015. Changes in proved reserves during the year ended December 31, 2016 consisted of the following:

  •
  Expansion of waterflood operations resulted in 327 MBoe in positive revisions to proved reserves;

  •
  Successful well results resulted in 375 MBoe of additional proved developed reserves;

  •
  Boaz Energy acquired 3.7 MMBoe associated with the Memorial Underlying Properties;

  •
  No sales occurred during the period; and

  •
  The Underlying Properties had production volumes of 367 MBoe.

Standardized Measure of Discounted Future Net Cash Flows

          Boaz Energy follows the guidelines prescribed in Accounting Standards Codification ("ASC") Topic 932 ("ASC 932"), Extractive Activities — Oil and Gas, for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year.

          The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (1) estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions, (2) the estimated future cash flows are computed by applying the twelve month average of the first of the month prices of oil and natural gas relating to the proved reserves to the year-end quantities of those reserves, (3) the future cash flows are reduced by estimated production costs, costs to develop and produce the

PERMROCK ROYALTY TRUST UNDERLYING PROPERTIES
NOTES TO THE STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

proved reserves and abandonment costs, all based on year-end economic conditions, plus overhead incurred, and (4) future net cash flows are discounted to present value by applying a discount rate of 10%.

          The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect Boaz Energy's expectations of actual revenues to be derived from those reserves, nor their present value. The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of Boaz Energy's oil and natural gas reserves.

          Boaz Energy is a pass through entity for tax purposes. Thus, the effect of future U.S. federal income taxes has been excluded from the standardized measure of discounted future net cash flows. However, Boaz Energy is subject to Texas franchise tax, and the expected impact of such taxes has been included.

          The future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in ASC 932 are as follows (in thousands):

Year Ended December 31, 2016
Future oil and natural gas sales	$410,340
Future production costs	(141,461)
Future development costs	(39,054)
Future income tax expense	(2,154)

Future net cash flow	227,671
10% annual discount	$(117,857)

Standardized measure of discounted future net cash flows	$109,815

          The changes in the standardized measure of discounted future net cash flows relating to oil and natural gas properties are as follows (in thousands):

Year Ended December 31, 2016
Balance at the beginning of the period	$77,994
Net change in prices and production costs	(25,982)
Net change in future development costs	6,364
Sales of oil and natural gas, net of production costs	(9,429)
Extensions and discoveries	2,220
Acquisitions of reserves	49,908
Revisions of previous quantity estimates	3,269
Previously estimated development costs incurred	2,395
Net change in income taxes	(367)
Accretion of discount	10,617
Changes in timing and other	(7,173)
Balance at the end of the period	$109,815

Independent Auditors' Report

The Board of Managers and Members
Boaz Energy II, LLC:

          We have audited the accompanying statement of revenues and direct operating expenses (the "Statement") of the Memorial Underlying Properties (the "Memorial Underlying Properties") representing certain oil and gas properties acquired from Memorial Production Operating, LLC by Boaz Energy II, LLC ("Boaz Energy") subject to the proposed conveyance of a net profits interest (the "Net Profits Interest") by Boaz Energy for the period from January 1, 2016 to June 14, 2016, and the related notes to the Statement.

Management's Responsibility for the Statement

          Boaz Energy's management is responsible for the preparation and fair presentation of the Statement in accordance with U.S. generally accepted accounting principles: this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

          Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

          An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

          We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Accounting

          The accompanying Statement referred to above was prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission. The Statement is not intended to be a complete presentation of the operations of the Memorial Underlying Properties.

Opinion

          In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Memorial Underlying Properties for the period from January 1, 2016 to June 14, 2016 in accordance with U.S. generally accepted accounting principles.

Other Matters

          U.S. generally accepted accounting principles require that the Supplementary Oil and Gas Disclosures contained herein be presented to supplement the basic Statement. Such information, although not a part of the basic Statement, is required by the Financial Accounting Standards Board who considers it to be an essential part of financial reporting for placing the basic Statement in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required supplementary information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management's responses to our inquiries, the basic Statement, and other knowledge we obtained during our audit of the basic Statement. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

/s/ KPMG LLP

Dallas, Texas
December 14, 2017

MEMORIAL UNDERLYING PROPERTIES
STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

Period ended June 14, 2016
(in thousands)
REVENUES
Oil sales	$4,041
Natural gas and natural gas liquids sales	121

Total operating revenue	4,162

DIRECT OPERATING EXPENSES
Lease operating expenses	2,139
Severance and ad valorem taxes	188

Total direct operating expenses	2,327

REVENUES IN EXCESS OF DIRECT OPERATING EXPENSES	$1,835

See accompanying Memorial Underlying Properties Notes to Statement of Revenues and Direct Operating Expenses.

MEMORIAL UNDERLYING PROPERTIES

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

1.       BASIS OF PRESENTATION

          On June 14, 2016, Boaz Energy II, LLC, a Delaware limited liability company ("Boaz Energy") acquired (the "Memorial Acquisition") certain oil and gas leasehold acreage located in the State of Texas and various other related rights, permits, contracts, equipment and other assets (the "Memorial Acquired Properties") from Memorial Production Operating, LLC a Delaware limited liability company (the "Seller"). The Memorial Acquisition closed on June 15, 2016, and the effective date for the Memorial Acquisition was April 1, 2016 (the "Effective Date"). The aggregate purchase price for the Acquisition was $37 million, including customary post-effective date adjustments, all of which was paid in cash. The portion of the Memorial Acquired Properties that will be subject to the Net Profits Interest is collectively referred to herein as the "Memorial Underlying Properties".

          The accompanying Statement of Revenues and Direct Operating Expenses of the Memorial Underlying Properties (the "Statement") was prepared by Boaz Energy for the period from January 1, 2016 to June 14, 2016 based on carved-out financial information and data from the Seller's historical accounting records. Because the Memorial Underlying Properties are not separate legal entities, the accompanying Statement varies from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that they do not reflect certain expenses that were incurred in connection with the ownership and operations of the Memorial Underlying Properties including, but not limited to, general and administrative expenses, interest expense, and other indirect expenses. These costs were not separately allocated to the Memorial Underlying Properties in the accounting records of the Seller. In addition, these allocations, if made using historical general and administrative structures, would not produce allocations that would be indicative of the historical performance of the Memorial Underlying Properties had they been owned by Boaz Energy due to the differing size, structures, operations and accounting policies of the Seller and Boaz Energy. The accompanying Statement also does not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs which Boaz Energy will incur upon the allocation of the purchase price paid for the Memorial Underlying Properties. For these reasons, the Statement is not indicative of the results of operations of the Memorial Underlying Properties on the going forward basis due to changes in the business and omission of various operating expenses. Furthermore, no balance sheet has been presented for the Memorial Underlying Properties because not all of the historical costs and related working capital balances are segregated or easily obtainable, nor has information about the Memorial Underlying Properties' operating, investing and financing cash flows been provided for similar reasons. Accordingly, the accompanying Statement is presented in lieu of the financial statements required under Rule 3-05 of Regulation S-X.

2.      USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of the Statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the respective reporting periods. Actual results may differ from the estimates and assumptions used in the preparation of the Statement.

3.       COMMITMENTS AND CONTINGENCIES

          As represented by the Seller in the Acquisition Agreement, there are no known claims, litigation or disputes pending as of the effective date of the Acquisition Agreement, or any matters arising in the connection with indemnification, and neither Boaz Energy not the Seller are aware of any legal, environmental or other commitments or contingencies that would have a material adverse effect on the Statement.

MEMORIAL UNDERLYING PROPERTIES
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

4.      REVENUE RECOGNITION

          Seller records revenue from the sales of crude oil and natural gas when they are produced and sold. There were no gas imbalances as of June 14, 2016.

5.       DIRECT OPERATING EXPENSES

          Direct operating expenses are recorded when the related liability is incurred. Direct operating expenses include lease operating expenses, ad valorem taxes and severance taxes. Certain costs such as depletion, depreciation and amortization, accretion of asset retirement obligations, general and administrative expenses and interest expense were not allocated to the Memorial Underlying Properties.

6.      SUBSEQUENT EVENTS

          Management has evaluated subsequent events through December 14, 2017, the date the Statement of Revenues and Direct Operating Expenses were available to be issued, and are not aware of any events that have occurred that require adjustments to or disclosure in the financial statements.

7.      SUPPLEMENTAL DISCLOSURE OF OIL AND NATURAL GAS OPERATIONS (unaudited):

          Estimated quantities of proved oil and gas reserves of the Memorial Underlying Properties were derived from reserve estimates prepared by Boaz Energy's reserve engineers, as of June 14, 2016. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. All of the Memorial Underlying Properties proved reserves are located in the continental United States.

          Guidelines prescribed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 932 ("ASC 932"), Extractive Activities — Oil and Gas, have been followed for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Future cash inflows and future production and development costs are determined by applying prices and costs, including transportation, quality, and basis differentials, to the period-end estimated quantities of oil and gas to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor. Future operating costs are determined based on estimates of expenditures to be incurred in producing the proved oil and gas reserves in place at the end of the period using period-end costs and assuming continuation of existing economic conditions, plus overhead incurred. Future development costs are determined based on estimates of capital expenditures to be incurred in developing proved oil and gas reserves.

          The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect Boaz Energy's expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process, are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped reserves are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available. Boaz Energy is a pass through entity for tax purposes. Thus, the effect of future U.S. federal income taxes has been excluded from the standardized measure of discounted future net cash flows. However, Boaz Energy is subject to Texas franchise tax, and the expected impact of such taxes has been included

MEMORIAL UNDERLYING PROPERTIES
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

          The following reserve quantity and future net cash flow information for the period ended June 14, 2016 was derived from the Memorial Underlying Properties' historical production and June 14, 2016 reserve report prepared by Boaz Energy's reserve engineer.

          The changes in the Memorial Underlying Properties' proved reserves for the period ended June 14, 2016 are:

	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)
Proved developed and undeveloped reserves:
Balance, December 31, 2015	3,625	870	3,770
Revisions of previous estimates	89	56	98
Production	(117)	(46)	(125)

Balance, June 14, 2016	3,596	880	3,743

Proved developed reserves:
December 31, 2015	2,649	862	2,793
June 14, 2016	2,558	873	2,705
Proved undeveloped reserves:
December 31, 2015	976	8	977
June 14, 2016	1,038	8	1,039

          The oil and natural gas prices used for estimating proved reserves as of June 14, 2016 are $50.28 per barrel ("Bbl") and $2.59 per one thousand cubic feet ("Mcf"), respectively. These prices were based on the unweighted arithmetic average of the first-day-of-the-month price for the 12 months prior to June 14, 2016. The oil pricing was based off the West Texas Intermediate price and the natural gas pricing was based on the Henry Hub Natural Gas price. All prices have been adjusted for transportation, quality and basis differentials.

          The Memorial Underlying Properties' future net cash flows relating to proved oil and natural gas reserves based on the standardized measure prescribed in ASC 932 are (in thousands):

Period Ended June 14, 2016
Future oil and natural gas sales	$169,485
Future production costs	(71,287)
Future development costs	(4,006)
Future income tax expense	(890)

Future net cash flow	93,303
10% annual discount	(43,837)

Standardized measure of discounted future net cash flows	$49,465

MEMORIAL UNDERLYING PROPERTIES
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

          The changes in the standardized measure of discounted future net cash flows relating to oil and natural gas properties are as follows (in thousands):

Period Ended June 14, 2016
Balance at the beginning of the period	$51,252
Net change in prices and production costs	(2,181)
Net change in future development costs	(187)
Sales, net of production costs	(1,835)
Revisions of previous quantity estimates	1,310
Net change in income taxes	1
Accretion of discount	2,345
Changes in timing and other	(1,240)

Balance at the end of the period	$49,465

Report of Independent Registered Public Accounting Firm

The Unitholder of PermRock Royalty Trust and Southwest Bank as Trustee:

          We have audited the accompanying statement of assets and trust corpus (the "Statement") of PermRock Royalty Trust as of November 29, 2017. This Statement is the responsibility of PermRock Royalty Trust's trustee. Our responsibility is to express an opinion on this Statement based on our audit.

          We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          As described in Note 2, the financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted principles.

          In our opinion, the Statement presents fairly, in all material respects, the financial position of PermRock Royalty Trust as of November 29, 2017, in conformity with the basis of accounting described in Note 2.

/s/ KPMG LLP

Denver, Colorado
December 14, 2017

PERMROCK ROYALTY TRUST
STATEMENT OF ASSETS AND TRUST CORPUS

November 29, 2017
ASSETS
Receivable from Boaz Energy	$10

TRUST CORPUS
Trust Corpus	$10

The accompanying notes are an integral part of this financial statement.

PERMROCK ROYALTY TRUST

NOTES TO THE STATEMENT OF ASSETS AND TRUST CORPUS

1.       ORGANIZATION OF THE TRUST

          PermRock Royalty Trust (the "Trust") is a Delaware statutory trust formed on November 22, 2017 under the Delaware Statutory Trust Act pursuant to a Trust Agreement (the "Trust Agreement") among Boaz Energy II, LLC ("Boaz Energy"), as trustor, Southwest Bank, as Trustee (the "Trustee"), and Wilmington Trust Company, as Delaware Trustee (the "Delaware Trustee").

          The Trust was created to acquire and hold a net profits interest (the "Net Profits Interest") for the benefit of the Trust unitholders pursuant to an agreement between Boaz Energy, the Trustee and the Delaware Trustee. In connection with the closing of the initial public offering of trust units, Boaz Energy intends to convey the Net Profits Interest to the Trust in exchange for trust units. The Net Profits Interest represents an interest in certain oil and natural gas properties located in the Permian Basin of West Texas owned by Boaz Energy as of the date of the conveyance (the "Underlying Properties").

          The Net Profits Interest is passive in nature and neither the Trust nor the Trustee has any control over, or responsibility for, costs relating to the operation of the Underlying Properties. The Net Profits Interest entitles the Trust to receive 80% of the net profits from the sale of oil and natural gas production from the Underlying Properties.

          The Trustee may deposit funds awaiting distribution in an account with an FDIC-insured or national bank, including the Trustee, if the interest paid to the Trust at least equals amounts paid by the Trustee on similar deposits, and make other short-term investments with the funds distributed to the Trust.

2.      TRUST SIGNIFICANT ACCOUNTING POLICIES

  a.
  Basis of Accounting

          The Trust uses the modified cash basis of accounting to report Trust receipts of the Net Profits Interest and payments of expenses incurred. The Net Profits Interest represents the right to receive revenues (oil and natural gas sales), less direct operating expenses (lease operating expenses and severance and ad valorem taxes) and development expenses of the Underlying Properties plus any payments made or net of payments received in connection with the settlement of certain hedge contracts, multiplied by 80%. Cash distributions of the Trust will be made based on the amount of cash received by the Trust pursuant to terms of the conveyance creating the Net Profits Interest.

          The financial statements of the Trust, as prepared on a modified cash basis, reflect the Trust's assets, liabilities, Trust corpus, earnings and distributions as follows:

  •
  Income from the Net Profits Interest is recorded when distributions are received by the Trust;

  •
  Distributions to Trust unitholders are recorded when paid by the Trust;

  •
  Trust general and administrative expenses (which includes the Trustee's fees as well as accounting, engineering, legal, tax advisory and other professional fees) are recorded when paid;

  •
  Cash reserves for Trust expenses may be established by the Trustee for certain expenditures that would not be recorded as contingent liabilities under accounting principles generally accepted in the United States of America ("GAAP");

  •
  Amortization of the investment in Net Profits Interest is calculated on a unit-of-production basis and is charged directly to Trust corpus, and such amortization does not affect cash earnings of the Trust; and

PERMROCK ROYALTY TRUST
NOTES TO THE STATEMENT OF ASSETS AND TRUST CORPUS — (Continued)

  •
  The Trust's investment in the Net Profits Interest is periodically assessed to determine whether its aggregate value has been impaired below its total capitalized cost basis and, if an impairment loss is indicated by the carrying amount of the assets exceeding the sum of the undiscounted expected future net cash flows, then an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value.

          The financial statements of the trust are prepared on a modified cash basis of accounting, which is considered to be the most meaningful basis of preparation for a royalty trust because monthly distributions to the Trust unitholders are based on net cash receipts. Although this basis of accounting is permitted for royalty trusts by the U.S. Securities and Exchange Commission ("SEC"), the financial statements of the trust differ from financial statements prepared in accordance with GAAP because net profits income is not accrued in the month of production, expenses are not recognized when incurred and cash reserves may be established for certain contingencies that would not be recorded in GAAP financial statements. This comprehensive basis of accounting other than GAAP corresponds to the accounting permitted for royalty trusts by the SEC as specified by Staff Accounting Bulletin Topic 12:E, Financial Statements of Royalty Trusts.

          As of the date of the financial statements, the Net Profits Interest has not been conveyed by Boaz Energy to the Trust. Thus, there have been no receipts from the Net Profits Interest and no administrative expenses been incurred.

          As of the date these financial statements were submitted to the SEC, the Trust completed its evaluation of potential subsequent events for disclosure and no items requiring disclosure were identified.

  b.
  Use of Estimates

          The preparation of financial statements requires the Trust to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.       INCOME TAXES

          Tax counsel to the Trust advised the Trust at the time for formation that for U.S. federal income tax purposes, the Trust will be treated as a grantor trust and will not be subject to federal income tax at the trust level. Trust unitholders will be treated for such purposes as owning a direct interest in the assets of the Trust, and each trust unitholder will be taxed directly on its pro rata share of the income and gain attributable to the assets of the Trust and will be entitled to claim its pro rata share of deductions and expenses attributable to the assets of the Trust.

4.      DISTRIBUTION TO UNITHOLDERS

          Each month, the Trustee determines the amount of funds available for distribution to the Trust unitholders. Available funds are the excess cash, if any, received by the Trust from the Net Profits Interest and other sources (such as interest earned on any amounts reserved by the Trustee) that month, over the Trust's liabilities for that month, subject to adjustments for changes made by the Trustee during the month in any cash reserves established for future liabilities of the Trust. Distributions are made to the holders of trust units as of the applicable record date (generally the last business day of each calendar month) and are payable on or before the 10th business day after the record date. To date, there have been no distributions.

PERMROCK ROYALTY TRUST
UNAUDITED PRO FORMA FINANCIAL STATEMENTS

INTRODUCTION

          The following unaudited pro forma statement of assets and trust corpus and unaudited pro forma statements of distributable income for PermRock Royalty Trust (the "Trust") have been prepared to illustrate the conveyance of a net profits interest (the "Net Profits Interest") in certain oil and natural gas producing properties located in the Permian Basin (the "Underlying Properties") by Boaz Energy II, LLC ("Boaz Energy") to the Trust. The unaudited pro forma statements of assets and trust corpus presents the statement of assets and trust corpus of the Trust as of December 31, 2017. The unaudited pro forma statements of distributable income for the year ended December 31, 2017 give effect to the Net Profits Interest conveyance as if it occurred on January 1, 2017, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

          These unaudited pro forma statements are for informational purposes only. They do not purport to present the results that would have actually occurred had the Net Profits Interest conveyance been completed on the assumed dates or for the periods presented, or which may be realized in the future.

          To produce the pro forma financial statements, management of Boaz Energy made certain estimates. The accompanying unaudited pro forma statements of assets and trust corpus assumes a December 31, 2017 issuance of             trust units at the assumed public offering price of $             per unit. The accompanying unaudited pro forma statements of distributable income for the twelve months ended December 31, 2017 have been prepared assuming Trust formation and Net Profits Interest conveyance at the beginning of the period presented.

          These estimates are based on the most recent available information. To the extent there are significant changes in these amounts, the assumptions and estimates herein could change significantly. The unaudited pro forma statements of assets and trust corpus and unaudited pro forma statements of distributable income should be read in conjunction with the accompanying notes to such unaudited pro forma financial statements and the audited statements of assets and trust corpus of the Trust, including the related notes, included in this prospectus and elsewhere in the registration statement.

PERMROCK ROYALTY TRUST
UNAUDITED PRO FORMA STATEMENT OF ASSETS AND TRUST CORPUS

December 31, 2017
	Historical	Adjustments	Pro Forma
(in thousands)
ASSETS
Cash	$	$	$
Investment in Net Profits Interest (See Note 5)
TRUST CORPUS
Trust Units Issued and Outstanding	$	$	$

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PERMROCK ROYALTY TRUST
UNAUDITED PRO FORMA STATEMENT OF DISTRIBUTABLE INCOME

Year Ended December 31, 2017
Historical Results
Income from the Net Profits Interest (See Note 4)	$
Pro Forma Adjustments
Less: Trust general and administrative expenses (see Note 5)

Distributable income	$

Distributable income per unit	$

The accompanying notes are an integral part of these unaudited pro forma financial statements.

PERMROCK ROYALTY TRUST
NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

          In connection with the closing of the initial public offering of trust units, Boaz Energy will convey to PermRock Royalty Trust (the "Trust") a net profits interest representing the right to receive 80% of the net profits from the sale of oil and natural gas production from certain properties located in the Permian Basin in Texas (the "Underlying Properties") held by Boaz Energy II, LLC ("Boaz Energy") as of the date of the conveyance of the Net Profits Interest to the Trust. The conveyed interest is referred to as the "Net Profits Interest." The Underlying Properties consist of oil and gas properties in the following four operating areas: 1) Permian Clearfork area; 2) Permian Abo area; 3) Permian Shelf area; and 4) Permian Platform area.

          The unaudited pro forma statements of assets and trust corpus presents the statement of assets and trust corpus of the Trust as of December 31, 2017, as adjusted to give effect to the Net Profits Interest conveyance as if it had occurred on January 1, 2017. The unaudited pro forma statement of distributable income for the year ended December 31, 2017 gives effect to the conveyance of the Net Profits Interest as if it occurred on January 1, 2017, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

          The Trust was formed on November 22, 2017 under Delaware law to acquire and hold the Net Profits Interest for the benefit of the trust unitholders. The initial contribution to the Trust was $10. The Net Profits Interest is passive in nature and neither the Trust nor Southwest Bank, as the trustee (the "Trustee") will have any control over, or responsibility for, costs relating to the operation of the Underlying Properties.

          The unaudited pro forma financial statements should be read in conjunction with the Statement of Assets and Trust Corpus for the Trust and the Unaudited Pro Forma Combined Statement of Revenues and Direct Operating Expenses.

2.      TRUST ACCOUNTING POLICIES

          The unaudited pro forma financial statements were prepared using the accrual basis information from the historical revenues and direct operating expenses of the Underlying Properties. The Trust uses the modified cash basis of accounting to report Trust receipts of the Net Profits Interest and payments of expenses incurred. Actual cash receipts may vary due to timing delays of actual cash receipts from customers of Boaz Energy and other operators of the Underlying Properties. The actual cash distributions of the Trust will be made based on the terms of the conveyance creating the Trust's Net Profits Interest which is on a modified cash basis of accounting.

          Investment in the Net Profits Interest is recorded initially at its fair value and periodically assessed to determine whether its aggregated value has been impaired below its total capitalized cost of the Underlying Properties. The Trust will provide a write-down to its investment in the Net Profits Interest to the extent that total capitated costs, less accumulated depletion, depreciation, and amortization, exceed undiscounted future net revenues attributable to the Trust's interest in the proved oil and natural gas reserves of the Underlying Properties.

          Boaz Energy believes that the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to this transaction.

          These unaudited pro forma financial statements should be read in conjunction with the unaudited pro forma combined statements of revenues and direct operating expenses and related notes for the period presented.

PERMROCK ROYALTY TRUST
NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

3.       INCOME TAXES

          The Trust is a Delaware statutory trust and is not required to pay federal or state income taxes. Accordingly, no provision for federal or state income taxes has been made.

4.      INCOME FROM NET PROFITS INTEREST

          The table below outlines the calculation of Trust income from the Net Profits Interest derived from the excess of revenues over direct operating expenses of the Underlying Properties for the year ended December 31, 2017.

Year Ended December 31, 2017
Pro forma excess of revenues over direct operating expenses of the Underlying Properties
Development costs(1)	$
Excess of revenues of direct operating expenses and development costs
Multiplied by Net Profits Interest	80%

Trust Income from Net Profits Interest	$

(1)
Per the terms of the net profits trust, development costs are to be deducted when calculating the distributable income to the Trust.

5.       PRO FORMA ADJUSTMENTS

          The Net Profits Interest is recorded at its fair value and is calculated as follows as of December 31, 2017.

Gross cash proceeds from the sale of Trust units	$
Trust units held by Boaz Energy

Fair value of investments in Net Profits Interest	$

          Estimated Trust general and administrative expenses are $             . Administrative expenses for subsequent years could be greater or less depending on future events that cannot be predicted. The Trust's general and administrative expenses include the annual fees to the Trustees, accounting fees, engineering fees, legal fees, stock exchange listing fees, printing costs and other expenses properly chargeable to the Trust.

December 7, 2017

Mr. Casey Morton
Boaz Energy II, LLC
201 West Wall Street, Suite 421
Midland, TX 79701

Re:	Evaluation Summary PermRock Royalty Trust Underlying Properties Proved Reserves Various Counties, Texas As of September 30, 2017

Dear Mr. Morton:

          As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserved owned by Boaz Energy II, LLC ("Boaz") in the PermRock Royalty Trust Underlying Properties. This report has been prepared for use in filings with the Securities and Exchange Commission.

          Composite reserve estimates and economic forecasts are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Un-Developed	Proved
Net Reserves
Oil	–Mbbl	6,425.9	2,949.3	3,593.7	12,968.9
Gas	–MMcf	2,307.7	1,206.0	2,868.2	6,381.9
Revenue
Oil	–M$	297,729.5	136,680.8	165,532.5	599,942.8
Gas	–M$	7,432.7	3,895.4	10,127.2	21,455.3
Severance and
Ad Valorem Taxes	–M$	18,642.9	8,873.5	11,849.9	39,366.2
Operating Expenses	–M$	86,652.5	26,817.5	31,198.9	144,668.8
Other Deductions	–M$	976.3	7,778.4	1,398.1	10,152.9
Investments	–M$	0.0	2,260.6	23,685.1	25,945.7
Net Operating Income (BFIT)	–M$	198,890.5	94,846.2	107,527.7	401,264.4
Discounted @ 10%	–M$	99,708.1	42,525.4	39,016.0	181,249.5

          In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its "present worth". The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

          The annual average Henry Hub spot market gas price of $3.00 per MMBtu and the annual average WTI Cushing spot oil price of $49.81 per barrel were used in this report. In accordance with the

R-1-1

Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. The oil and gas prices were held constant and were adjusted to wellhead prices by property based on values supplied by Boaz. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $46.26 per barrel of oil and $3.36 per Mcf of gas.

          Operating expenses and capital costs were supplied by Boaz and accepted as furnished. Severance tax rates were specified by property based on published state rates, with 50% oil severance tax abatements for 10 years on qualified waterflood projects. Ad valorem taxes were forecast as 1.27% to 2.62% of net revenue. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

          The proved reserve classifications conform to criteria of the Securities and Exchange Commission as defined in pages 1 and 2 of the Appendix. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. The methods employed in estimating reserves are described in page 3 of the Appendix. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

          The reserve estimates were based on interpretations of factual data furnished by Boaz. Ownership interests were supplied by and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

          Cawley, Gillespie & Associates, Inc. is independent with respect to Boaz as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers ("SPE Standards"). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

          Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC. Texas Registered Engineering Firm F-693

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APPENDIX

Reserve Definitions and Classifications

          The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

            "(22)    Proved oil and gas reserves.    Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

            "(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

            "(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

            "(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

            "(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

            "(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

            "(6)    Developed oil and gas reserves.    Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

            "(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

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            "(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

            "(31)    Undeveloped oil and gas reserves.    Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

            "(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

            "(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

            "(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

            "(18)    Probable reserves.    Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

            "(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

            "(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

            "(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

            "(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

            "(17)    Possible reserves.    Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

            "(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

            "(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

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            "(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

            "(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

            "(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

            "(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations."

          Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S-K." This is relevant in that Instruction 2 to paragraph (a)(2) states: "The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item."

            "(26)    Reserves.    Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

          "Note to paragraph (26):    Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations)."

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 APPENDIX

Methods Employed in the Estimation of Reserves

          The four methods customarily employed in the estimation of reserves are (1) Production Performance, (2) Material Balance, (3) Volumetric and (4) Analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

          Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

          A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

          Production Performance.    This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as "decline curve" analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

          Material Balance.    This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which make this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

          Volumetric.    This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered

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to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

          Analogy.    This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for "resource plays," where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

          Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

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December 7, 2017

Mr. Casey Morton
Boaz Energy II, LLC
201 West Wall Street, Suite 421
Midland, TX 79701

Re:	Evaluation Summary PermRock Royalty Trust Net Profits Interest Proved Reserves Various Counties, Texas As of September 30, 2017

Dear Mr. Morton:

          As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserved owned by PermRock Royalty Trust. This report has been prepared for use in filings with the Securities and Exchange Commission.

          Composite reserve estimates and economic forecasts are summarized below:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Un-Developed	Proved
Net Reserves
Oil	–Mbbl	3,363.8	1,584.9	1,757.4	6,706.1
Gas	–MMcf	940.7	763.3	1,465.9	3,169.9
Revenue
Oil	–M$	155,985.5	73,395.2	80,886.0	310,266.8
Gas	–M$	3,126.9	2,481.8	5,136.1	10,744.8
Severance and
Ad Valorem Taxes	–M$	0.0	0.0	0.0	0.0
Operating Expenses	–M$	0.0	0.0	0.0	0.0
Other Deductions	–M$	0.0	0.0	0.0	0.0
Investments	–M$	0.0	0.0	0.0	0.0
Net Operating Income (BFIT)	–M$	159,112.4	75,877.0	86,022.2	321,011.5
Discounted @ 10%	–M$	79,766.5	34,020.3	31,212.8	144,999.6

          In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its "present worth". The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

          The annual average Henry Hub spot market gas price of $3.00 per MMBtu and the annual average WTI Cushing spot oil price of $49.81 per barrel were used in this report. In accordance with the

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Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. The oil and gas prices were held constant and were adjusted to wellhead prices by property based on values supplied by Boaz. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $46.26 per barrel of oil and $3.36 per Mcf of gas.

          Operating expenses and capital costs were supplied by Boaz and accepted as furnished. Severance tax rates were specified by property based on published state rates, with 50% oil severance tax abatements for 10 years on qualified waterflood projects. Ad valorem taxes were forecast as 1.27% to 2.62% of net revenue. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.

          The proved reserve classifications conform to criteria of the Securities and Exchange Commission as defined in pages 1 and 2 of the Appendix. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. The methods employed in estimating reserves are described in page 3 of the Appendix. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

          The reserve estimates were based on interpretations of factual data furnished by Boaz. Ownership interests were supplied by and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

          Cawley, Gillespie & Associates, Inc. is independent with respect to Boaz as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers ("SPE Standards"). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

          Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,
CAWLEY, GILLESPIE & ASSOCIATES, INC. Texas Registered Engineering Firm F-693

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APPENDIX

Reserve Definitions and Classifications

          The Securities and Exchange Commission, in SX Reg. 210.4-10 dated November 18, 1981, as amended on September 19, 1989 and January 1, 2010, requires adherence to the following definitions of oil and gas reserves:

            "(22)    Proved oil and gas reserves.    Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible — from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations — prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

            "(i) The area of a reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

            "(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

            "(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

            "(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

            "(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

            "(6)    Developed oil and gas reserves.    Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

            "(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

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            "(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

            "(31)    Undeveloped oil and gas reserves.    Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

            "(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

            "(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

            "(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

            "(18)    Probable reserves.    Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

            "(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

            "(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

            "(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

            "(iv) See also guidelines in paragraphs (17)(iv) and (17)(vi) of this section (below).

            "(17)    Possible reserves.    Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

            "(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

            "(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

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            "(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

            "(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

            "(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

            "(vi) Pursuant to paragraph (22)(iii) of this section (above), where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations."

          Instruction 4 of Item 2(b) of Securities and Exchange Commission Regulation S-K was revised January 1, 2010 to state that "a registrant engaged in oil and gas producing activities shall provide the information required by Subpart 1200 of Regulation S-K." This is relevant in that Instruction 2 to paragraph (a)(2) states: "The registrant is permitted, but not required, to disclose probable or possible reserves pursuant to paragraphs (a)(2)(iv) through (a)(2)(vii) of this Item."

            "(26)    Reserves.    Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

          "Note to paragraph (26):    Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations)."

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 APPENDIX

Methods Employed in the Estimation of Reserves

          The four methods customarily employed in the estimation of reserves are (1) Production Performance, (2) Material Balance, (3) Volumetric and (4) Analogy. Most estimates, although based primarily on one method, utilize other methods depending on the nature and extent of the data available and the characteristics of the reservoirs.

          Basic information includes production, pressure, geological and laboratory data. However, a large variation exists in the quality, quantity and types of information available on individual properties. Operators are generally required by regulatory authorities to file monthly production reports and may be required to measure and report periodically such data as well pressures, gas-oil ratios, well tests, etc. As a general rule, an operator has complete discretion in obtaining and/or making available geological and engineering data. The resulting lack of uniformity in data renders impossible the application of identical methods to all properties, and may result in significant differences in the accuracy and reliability of estimates.

          A brief discussion of each method, its basis, data requirements, applicability and generalization as to its relative degree of accuracy follows:

          Production Performance.    This method employs graphical analyses of production data on the premise that all factors which have controlled the performance to date will continue to control and that historical trends can be extrapolated to predict future performance. The only information required is production history. Capacity production can usually be analyzed from graphs of rates versus time or cumulative production. This procedure is referred to as "decline curve" analysis. Both capacity and restricted production can, in some cases, be analyzed from graphs of producing rate relationships of the various production components. Reserve estimates obtained by this method are generally considered to have a relatively high degree of accuracy with the degree of accuracy increasing as production history accumulates.

          Material Balance.    This method employs the analysis of the relationship of production and pressure performance on the premise that the reservoir volume and its initial hydrocarbon content are fixed and that this initial hydrocarbon volume and recoveries therefrom can be estimated by analyzing changes in pressure with respect to production relationships. This method requires reliable pressure and temperature data, production data, fluid analyses and knowledge of the nature of the reservoir. The material balance method is applicable to all reservoirs, but the time and expense required for its use is dependent on the nature of the reservoir and its fluids. Reserves for depletion type reservoirs can be estimated from graphs of pressures corrected for compressibility versus cumulative production, requiring only data that are usually available. Estimates for other reservoir types require extensive data and involve complex calculations most suited to computer models which make this method generally applicable only to reservoirs where there is economic justification for its use. Reserve estimates obtained by this method are generally considered to have a degree of accuracy that is directly related to the complexity of the reservoir and the quality and quantity of data available.

          Volumetric.    This method employs analyses of physical measurements of rock and fluid properties to calculate the volume of hydrocarbons in-place. The data required are well information sufficient to determine reservoir subsurface datum, thickness, storage volume, fluid content and location. The volumetric method is most applicable to reservoirs which are not susceptible to analysis by production performance or material balance methods. These are most commonly newly developed and/or no-pressure depleting reservoirs. The amount of hydrocarbons in-place that can be recovered is not an integral part of the volumetric calculations but is an estimate inferred by other methods and a knowledge of the nature of the reservoir. Reserve estimates obtained by this method are generally considered

R-2-6

to have a low degree of accuracy; but the degree of accuracy can be relatively high where rock quality and subsurface control is good and the nature of the reservoir is uncomplicated.

          Analogy.    This method, which employs experience and judgment to estimate reserves, is based on observations of similar situations and includes consideration of theoretical performance. The analogy method is a common approach used for "resource plays," where an abundance of wells with similar production profiles facilitates the reliable estimation of future reserves with a relatively high degree of accuracy. The analogy method may also be applicable where the data are insufficient or so inconclusive that reliable reserve estimates cannot be made by other methods. Reserve estimates obtained in this manner are generally considered to have a relatively low degree of accuracy.

          Much of the information used in the estimation of reserves is itself arrived at by the use of estimates. These estimates are subject to continuing change as additional information becomes available. Reserve estimates which presently appear to be correct may be found to contain substantial errors as time passes and new information is obtained about well and reservoir performance.

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INFORMATION ABOUT
BOAZ ENERGY II, LLC

Business and Properties of Boaz Energy

          Boaz Energy II, LLC ("Boaz Energy") is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed by members of its management and an affiliate of Natural Gas Partners ("NGP") on September 20, 2013. Boaz Energy acquired certain properties located in the Permian Basin (the "Underlying Properties") through three separate transactions and organic leasing activities. Substantially all of the assets of Boaz Energy are included in the Underlying Properties.

          As of September 30, 2017, Boaz Energy held interests in approximately 574 gross (459 net) producing wells, and its proved reserves were approximately 15.6 MMBoe. As of September 30, 2017, approximately 91% of the net production attributable to the Underlying Properties was operated by Boaz Energy.

          After giving pro forma effect to the conveyance of the net profits interest (the "Net Profits Interest") to the trust, the offering of the trust units contemplated by this prospectus and the application of the net proceeds as described in "Use of Proceeds," as of December 31, 2016, Boaz Energy would have had total assets of $              million, total liabilities of $              million and $             of outstanding debt. For an explanation of the pro forma adjustments, please read "Financial Statements of Boaz Energy — Unaudited Pro Forma Financial Statements — Introduction."

          The trust units do not represent interests in, or obligations of, Boaz Energy.

Management of Boaz Energy

          Set forth in the table below are the names, ages and titles of the managers and executive officers of Boaz Energy.

Name	Age	Title
Marshall J. Eves	37	Chief Executive Officer and Manager
Karan E. Eves	36	President and Manager
David W. Hayes	43	Manager
Tony R. Weber	55	Manager
Scott A. Gieselman	54	Manager

          Marshall J. Eves has served as Chief Executive Officer and as a member of the board of managers of Boaz Energy since September 2013. Mr. Eves served as an Executive Vice President of Stanolind Oil and Gas LP, an independent oil and gas company in the Permian Basin from September 2008 until substantially all of its assets were acquired by Memorial Production Operating LLC in September 2013. Prior to Stanolind Oil and Gas LP, Mr. Eves served as an operations manager for H&M Resources, LLC, from September 2007 to September 2008 and as an engineer for Pioneer Natural Resources Company from 2004 to 2007. Mr. Eves is the spouse of Karan E. Eves, the President and a member of the board of managers of Boaz Energy. Mr. Eves earned a B.S. in Petroleum Engineering and a B.S. in Geophysics from Texas Tech University in 2004.

          The board of managers believes that Mr. Eves's experience as Chief Executive Officer of Boaz Energy and familiarity with the Permian Basin, as well as his extensive knowledge of the upstream oil and gas industry make him a valuable member of the Boaz Energy board of managers.

          Karan E. Eves has served as President and as a member of the board of managers of Boaz Energy since September 2013. Ms. Eves served as President and Chief Executive Officer of Boaz Energy, LLC, an exploration and production company from July 2011 until it was acquired by Memorial Production Operating LLC in September 2013. From April 2010 to July 2011, Ms. Eves served as President and Chief

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Executive Officer of Markar Energy Company, an oil and gas consulting company. From June 2004 to April 2010, Ms. Eves served as an operations engineer for Merit Energy Company, a private firm specializing in direct investments in oil and gas assets. Ms. Eves is the spouse of Marshall J. Eves, the Chief Executive Officer and a member of the board of managers of Boaz Energy. Ms. Eves received a B.S. in Petroleum Engineering from Texas Tech University in 2004.

          The board of managers believes that Ms. Eves's experience as President of Boaz Energy and related familiarity with Boaz Energy's assets, as well as her extensive knowledge of the upstream oil and natural gas industry make her a valuable member of the Boaz Energy board of managers.

          David W. Hayes has served as a member of the board of managers of Boaz Energy since September 2013. Mr. Hayes has served as a Partner for NGP since 2008. Prior to joining NGP, Mr. Hayes was a member of Merrill Lynch's Energy Investment Banking group in Houston, Texas, where he focused on mergers and acquisitions and financing in the exploration and production and natural gas pipeline industries. Mr. Hayes has served on the board of WildHorse Resource Development Corp. since September 2016. Mr. Hayes previously served on the board of directors of the general partner of Eagle Rock Energy Partners, L.P. from June 2011 until its sale to Vanguard Natural Resources LLC in October 2015 and the board of directors for the general partner of PennTex Midstream Partners, LP ("PennTex") from June 2015 until NGP sold its interest in PennTex to Energy Transfer Partners, L.P. in November 2016. Mr. Hayes received a B.A. in Economics from Rice University in 1996 and an M.B.A. from Harvard Business School in 2002.

          The board of managers believes that Mr. Hayes's industry-specific transaction skills and experience make him a valuable member of the Boaz Energy board of managers.

          Tony R. Weber has served as a member of the board of managers of Boaz Energy since September 2013. Mr. Weber currently serves as Managing Partner and Chairman of the Executive Committee for NGP. Prior to joining NGP in December 2003, Mr. Weber was the Chief Financial Officer of Merit Energy Company from April 1998 to December 2003. Prior to that, he was Senior Vice President and Manager of Union Bank of California's Energy Division in Dallas, Texas from 1987 to 1998. Mr. Weber served as Chairman of the board of directors of Memorial Resource Development Corp. from its formation in January 2014 until Memorial Resource Development Corp. was acquired by Range Resources Corporation in September 2016. In addition, Mr. Weber served as a member of the board of directors of the general partner of Memorial Production Partners LP from December 2011 to March 2016. Mr. Weber has served on the board of WildHorse Resource Development Corp. since September 2016. Further, in his role at NGP, Mr. Weber serves on numerous private company boards as well as industry groups, IPAA Capital Markets Committee and Dallas Wildcat Committee. He currently serves on the Dean's Council of the Mays Business School at Texas A&M University and was a founding member of the Mays Business Fellows Program. Mr. Weber received a B.B.A. in Finance from Texas A&M University in 1984.

          The board of managers believes that Mr. Weber's significant financial and transaction background in the energy industry make him a valuable member of the Boaz Energy board of managers.

          Scott A. Gieselman has served as a member of the board of managers of Boaz Energy since November 2017. Mr. Gieselman has served as a Partner for NGP since April 2007. Prior to joining NGP, Mr. Gieselman worked in various positions in the investment banking energy group of Goldman, Sachs & Co., where he became a partner in 2002. Mr. Gieselman has served on the board of directors of WildHorse Resource Development Corp. since September 2016 and the board of directors of Vantage Energy Acquisition Corp. since February 2017. Mr. Gieselman was a member of the board of directors of Rice Energy, Inc. from January 2014 until its sale to EQT Corporation in November 2017 and was a member of the board of directors of Memorial Resource Development Corp. from its formation until it was acquired by Range Resources Corporation in September 2016. In addition, Mr. Gieselman served as

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a member of the board of directors of Memorial Production Partners GP LLC from December 2011 until March 2016. Mr. Gieselman received a Bachelor of Science from the Boston College Carroll School of Management in 1985 and a Master of Business Administration from the Boston College Carroll Graduate School of Management in 1988.

          The board of managers believes that Mr. Gieselman's considerable financial and energy investing experience, as well as his experience on the boards of several energy companies, make him a valuable member of the Boaz Energy board of managers.

Litigation

          Boaz Energy is not currently a party to any legal proceedings that, if determined adversely against it, individually or in the aggregate, would have a material adverse effect on its financial position, results of operations or cash flows. Boaz Energy is, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting its business, including certain environmental claims and employee-related matters, and Boaz Energy expects that it will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, Boaz Energy does not expect these matters to have a material adverse impact on its business, results of operations, cash flows or financial condition. Boaz Energy has not assumed any liabilities arising out of these existing lawsuits, investigations and claims.

Indemnification

          Subject to specified limitations, Boaz Energy's officers, managers, members and their affiliates, and their partners, officers, directors, employees and agents, are not liable, responsible or accountable in damages or otherwise to Boaz Energy or the other members for, and Boaz Energy has agreed to indemnify to the maximum extent permitted under the Delaware Limited Liability Company Act and save harmless Boaz Energy's officers, managers, members and their affiliates, and their partners, officers, directors, employees and agents from all liabilities (including payment or reimbursement of expenses incurred in connection with the appearance as a witness or other participation in a proceeding involving or affecting Boaz Energy at a time when such witness or participant is not a named defendant or respondent in the proceeding) for which indemnification is permitted under the Delaware Limited Liability Company Act.

Selected Historical and Unaudited Pro Forma Financial Data of Boaz Energy

          The selected historical audited financial data of Boaz Energy as of December 31, 2017 and 2016 have been derived from Boaz Energy's audited financial statements included elsewhere in this prospectus. The selected unaudited pro forma financial data as of and for the year ended December 31, 2017 have been derived from the unaudited pro forma financial statements of Boaz Energy included elsewhere in this prospectus. The pro forma data has been prepared as if the acquisition by Boaz Energy of the Crane County Acquired Properties (as defined herein), the conveyance of the Net Profits Interest and the offer and sale of the trust units and application of the net proceeds therefrom had taken place (i) on

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December 31, 2017, in the case of the pro forma balance sheet data and (ii) as of January 1, 2017, in the case of pro forma statement of operations data for the year ended December 31, 2017.

	Historical		Pro Forma
	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2017
	(In thousands)
			(Unaudited)
Revenues:
Oil and gas revenue	$17,565	$	$

Total revenues	$17,565	$	$

Expenses:
Lease operating expense	$7,636	$	$
Severance taxes	734
Depreciation, depletion, and amortization	5,050
Salaries and employee benefits	2,365
Accretion of asset retirement obligation	530
Professional services	537
Management fees	119
Other general and administrative expenses	503

Total expenses	$17,475	$	$

Income (loss) from operations	90

Other income (expense):
Gain on sale of property	140
Gain on sale of assets (rolling stock)	8
Interest expense	(983)
Gain (loss) on commodity price hedging contracts	(5,433)

Total other expense	(6,268)

Net loss	$(6,178)	$	$

Total assets (at period end)	$119,476	$	$

Revolving credit facility (at period end)	$36,000	$	$

Total liabilities (at period end)	$53,232	$	$

Members' equity (at period end)	$66,244	$	$

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy

          You should read the following discussion of the financial condition and results of operations of Boaz Energy in conjunction with the historical consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

          Boaz Energy II, LLC is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin.

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          The oil and natural gas industry is cyclical and commodity prices are highly volatile. For example, the New York Mercantile Exchange ("NYMEX") West Texas Intermediate ("WTI") spot price for oil has declined from a high of $107.95 per Bbl in June 2014 to a low of $26.19 per Bbl in February 2016, with prices as of December 1, 2017 at $58.35 per Bbl, and the NYMEX Henry Hub spot price for natural gas has declined from a high of $8.15 per MMBtu in February 2014 to a low of $1.49 per MMBtu in March 2016, with prices as of December 1, 2017 at $2.84 per MMBtu. Since the beginning of 2017, oil prices have generally remained within a range of $43.00 to $58.00 per barrel, with prices trending toward the higher end of that range during November 2017. Although the current downturn showed signs of improvement during the third quarter of 2017, any long-term recovery continues to be uncertain and is dependent on a number of economic, geopolitical and monetary policy factors that are outside Boaz Energy's control, and the market is likely to continue to be volatile in the future.

          Boaz Energy's revenue and profitability are highly dependent on the prices it receives for its oil and natural gas production. During 2016 and the nine months ended September 30, 2017, Boaz Energy's realized oil price was $41.25 and $45.89 per barrel, respectively, and its realized natural gas price was $2.84 and $3.84, respectively.

          Lower oil and natural gas prices not only reduce Boaz Energy's revenues and cash flows, but also may limit the amount of oil and natural gas that Boaz Energy can produce economically and therefore potentially lower Boaz Energy's reserves. Lower commodity prices in the future could also result in impairments of Boaz Energy's oil and natural gas properties and may also reduce the borrowing base under Boaz Energy's revolving credit facility, which is determined by the lenders under that facility, in their sole discretion, based upon projected revenues from Boaz Energy's oil and natural gas properties and Boaz Energy's commodity derivative contracts. The occurrence of any of the foregoing could materially and adversely affect Boaz Energy's future business, financial condition, results of operations, operating cash flows, liquidity or ability to finance planned capital expenditures.

          To manage risks related to fluctuations in prices attributable to its expected oil and natural gas production, Boaz Energy has and expects that it will continue to periodically enter into oil and natural gas derivative contracts. While the use of these instruments limits the downside risk of adverse price changes, their use may also limit future revenues from favorable price changes. In addition, if oil and natural gas prices were to decline significantly, Boaz Energy expects that it could be required to reduce its capital expenditures and its pace of development.

Factors Affecting Comparability of Boaz Energy's Results

          Boaz Energy's historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

  Development Activity

          Like all businesses engaged in the exploration and production of oil and natural gas, Boaz Energy faces the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well decreases. Thus, an oil and natural gas exploration and production company depletes part of its asset base with each unit of oil or natural gas it produces. Boaz Energy's development programs and secondary recovery techniques attempt to slow this natural decline. Boaz Energy's ability to maintain production from existing reserves and to add reserves through exploitation projects, acquisitions and secondary recovery techniques is dependent on capital resources and can be limited by many factors.

          Boaz Energy commenced its development program in 2014. During 2016, Boaz Energy drilled 22 gross (8.6 net) producing wells and one injection well, converted six producing wells into injection

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wells and commenced or expanded secondary recovery operations across its Permian Shelf, Permian Abo and Permian Clearfork operating areas. As a result of these activities, Boaz Energy had production of 129 MBoe during the three months ended December 31, 2016 and proved reserves of 11.2 MMBoe as of December 31, 2016.

          During 2017, Boaz Energy drilled             gross (             net) producing wells and             injection wells, converted             producing wells into injection wells and commenced or expanded secondary recovery operations across its Permian Clearfork, Permian Abo and Permian Shelf assets. As a result of these activities, Boaz Energy had production of             MBoe during the year ended December 31, 2017 and proved reserves of             MBoe as of December 31, 2017.

  Memorial Acquisition

          On June 15, 2016, Boaz Energy acquired certain assets located in the Permian Basin (the "Memorial Acquired Properties") from Memorial Production Operating LLC (the "Memorial Acquisition"). The aggregate purchase price for the acquisition of the Memorial Acquired Properties was approximately $37.0 million, including customary post-effective date adjustments, all of which was paid in cash. As a result of the acquisition, Boaz Energy acquired new wells, which resulted in an increase to its reserves, production volumes and revenues and an increase in its operating costs. Additionally, since the close of the acquisition, Boaz Energy's management team has shut in and/or disposed of over 52 wells and has undertaken an active development program on the Memorial Acquired Properties, in which Boaz Energy has drilled 3 wells (including injection wells). Boaz Energy's management has also expanded secondary recovery operations, increasing the production from the Underlying Properties from an average of 697 Boe/d for the three months ended June 30, 2016 to an average of 755 Boe/d for the three months ended September 30, 2017.

  Crane County Acquisition

          On December     , 2017, Boaz Energy acquired additional leasehold acreage in Crane County, Texas (the "Crane County Acquired Properties"). The aggregate purchase price for the acquisition of the Crane County Acquired Properties was approximately $        million, including customary post-effective date adjustments, all of which were paid in cash. As of September 30, 2017, the Crane County Acquired Properties had 19 producing wells that were producing 213 Boe per day and had 1.1 MMBoe of proved reserves.

Results of Operations

  Year Ended December 31, 2017 compared to Year Ended December 31, 2016

          A discussion of the results of operations from the year ended December 31, 2017 compared to the year ended December 31, 2016 will be included in subsequent filings of this registration statement after results of operations are available for the year ended December 31, 2017.

Liquidity and Capital Resources

          Boaz Energy's primary sources of capital and liquidity have been proceeds from members' contributions, borrowings under its revolving credit facility and cash flow from operations. To date, primary uses of capital have been for the acquisition of oil and natural gas properties to increase Boaz Energy's acreage position in the Permian Basin, as well as development and exploitation of oil and natural gas properties. Boaz Energy continually monitors its capital resources available to meet its future financial obligations and planned development expenditures.

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          Boaz Energy's outstanding indebtedness under its revolving credit facility was $48 million as of September 30, 2017. As of September 30, 2017, the revolving credit facility bore interest at a rate of 3.74% per annum. Boaz Energy's weighted average interest rate in the first nine months of 2017 was 3.55%. Boaz Energy plans to use a portion of the net proceeds from this offering to repay some of the outstanding borrowings under the revolving credit facility.

          Boaz Energy plans to continue its practice of entering into hedging arrangements to reduce the impact of commodity price volatility on its cash flow from operations. Under this strategy, Boaz Energy may enter into commodity derivative contracts at times and on terms to maintain a portfolio covering up to 100% of its projected oil and natural gas production on its proved reserves over the term of the revolving credit facility at any given point in time.

          Boaz Energy's 2017 capital budget is approximately $21.2 million, of which $18.7 million has been spent as of September 30, 2017. The amount and timing of capital expenditures is within the control of Boaz Energy's management team. Based on current expectations, Boaz Energy believes it has sufficient liquidity through existing cash balances, cash flow from operations and available borrowings under its revolving credit facility to execute its 2017 capital programs, excluding any future acquisitions it may consummate, and meet its debt obligations.

Cash Flows

          The following table summarizes Boaz Energy's cash flows for the periods indicated (in thousands):

	Year Ended December 31,
	2016	2017
Net cash provided by operating activities	$5,983	$
Net cash used in investing activities	$(51,994)	$
Net cash provided by financing activities	$46,262	$

  Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

          A discussion of the cash flows from the year ended December 31, 2017 compared to the year ended December 31, 2016 will be included in subsequent filings of this registration statement after cash flows are available for the year ended December 31, 2017.

Credit Facility

          In January 2014, Boaz Energy entered into a five-year senior secured credit agreement with a bank syndicate comprised of Wells Fargo Bank, National Association and other lenders from time to time party thereto, which was amended most recently on August 1, 2017 (the "Credit Agreement"). The Credit Agreement matures in January 2019. The Credit Agreement provides for revolving credit loans to be made to Boaz Energy from time to time and letters of credit to be issued for the benefit of Boaz Energy. As of September 30, 2017 the aggregate amount of loan commitments of the lenders under the Credit Agreement was $250 million and a letter of credit sublimit of $1 million, and the borrowing base was $80 million. Availability under the Credit Agreement is subject to a borrowing base, which is redetermined semi-annually in April and October and upon requested special redeterminations. The borrowing base is adjusted at the banks' discretion and is based in part upon external factors over which Boaz Energy has no control. As of September 30, 2017, there was $48 million in outstanding borrowings and $32 million of borrowing capacity under the Credit Agreement at an interest rate of 3.74%. The interest expense for the nine months ended September 30, 2017 was approximately $1.2 million. Boaz Energy

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incurs a commitment fee that ranges between 0.375% and 0.50% (based on the total outstanding borrowings in relation to the borrowing base) on the unused portion of the revolving credit facility.

          Loans under the Credit Agreement are subject to varying rates of interest based on (i) the total outstanding borrowings in relation to the borrowing base and (ii) whether the loan is an Adjusted Base Rate or Adjusted LIBOR each (as defined in the Credit Agreement). Adjusted Base Rate as used in the Credit Agreement means a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, and (c) the Adjusted LIBOR for a one month Interest Period on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%, provided that, for the avoidance of doubt, the Adjusted LIBOR for any day shall be based on the rate appearing on the Reuters Screen LIBOR01 Page. Adjusted LIBOR as used in the Credit Agreement means a rate per annum equal to the LIBOR or such Interest Period multiplied by the Statutory Reserve Rate. Boaz Energy currently utilizes the Adjusted LIBOR, but could use the Adjusted Base Rate Advances at any time.

          The Credit Agreement is secured by substantially all of the assets of Boaz Energy and its subsidiaries, including a first priority lien on at least 90% of the total value of the proved oil and natural gas properties of Boaz Energy and its subsidiaries.

          The Credit Agreement contains several restrictive covenants including, among others:

  •
  a prohibition against incurring debt, subject to certain exceptions;

  •
  a restriction on creating liens on the assets of Boaz Energy and its subsidiaries, subject to permitted exceptions;

  •
  restrictions on merging and selling assets outside the ordinary course of business;

  •
  a requirement to maintain a ratio of consolidated current assets to consolidated total liabilities of not less than 1.0 to 1.0; and

  •
  a requirement that Boaz Energy maintain a ratio of Total Debt to EBITDAX (each as defined in the Credit Agreement) of not more than 4.0 to 1.0.

          Additionally, there is a limitation on the aggregate amount of forecasted oil and natural gas production that can be economically hedged with oil or natural gas derivative contracts.

          The Credit Agreement contains customary events of default. If an event of default occurs and is continuing, lenders with a majority of the aggregate commitments may require Wells Fargo Bank, National Association, in its capacity as administrative agent to declare all amounts outstanding under the Credit Agreement to be immediately due and payable. At December 31, 2016, Boaz Energy was in compliance with all of its debt covenants.

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Contractual Obligations

          The table below provides estimates of the timing of future payments that Boaz Energy is obligated to make based on agreements in place at December 31, 2016.

	Payments Due by Period
Contractual Obligations	Year 1	Years 2-3	Years 4-5	More than 5 Years	Total
	(in thousands)
Revolving credit facility(1)	$1,177	$37,222	$—	$—	$38,399
Letters of credit and commitment fees(1)	120	125	—	—	245
Operating lease obligation(2)	302	71	—	—	373

Total	$2,199	$37,418	$—	$—	$39,017

(1)
Calculated based on December 31, 2016 outstanding borrowings under the revolving credit facility of $36.0 million and assumes no principal repayment until the maturity date of the credit facility in January of 2019. Interest on the revolving credit facility is payable at one of the following two variable rates as selected by Boaz Energy: a base rate based on the Prime Rate or the Eurodollar rate based in LIBOR. Either rate is adjusted upward by an applicable margin, based on the utilization percentage of the facility as outlined in the Pricing Grid. Additionally, the revolving credit facility provides for a commitment fee of 0.375% to 0.50%, depending on borrowing base usage. Cash interest expense on the revolving credit facility is estimated assuming no principal repayment until the maturity date and a fixed interest rate of 3.27% (the all-in rate on the revolving credit facility as of December 31, 2016).

(2)
Calculated based on December 31, 2016 forward Midland Office lease and field level power contract commitments.

Off-Balance Sheet Arrangements

          As of December 31, 2016 and as of September 30, 2017, Boaz Energy had no off-balance sheet arrangements.

Related Party Transactions

          Boaz Energy is required to pay NGP a financing fee in an amount equal to 1.00% of its capital contributions as invested in Boaz Energy. That fee was approximately $110,000 and $         for the years ended December 31, 2016 and 2017, respectively. Boaz Energy also paid $119,250 and $         , in board, advisory, and other management fees to NGP for the years ended December 31, 2016 and 2017, respectively, which is included in general and administrative expenses on the accompanying consolidated statement of operations.

          During 2016, Boaz Energy sold its 10% working interest in certain Loving County, Texas wells and its 10% working interest in certain Terry County, Texas wells, each acquired in the Memorial Acquisition, to Blackbeard Resources, LLC ("Blackbeard") for $83,000 and $65,000, respectively. Blackbeard is an NGP-controlled entity, and the Chief Executive Officer of Blackbeard. Kaleb Smith, is the brother of Karan Eves, the President and manager of Boaz Energy, and the brother-in-law of Marshall Eves, the Chief Executive Officer and manager of Boaz Energy.

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Critical Accounting Policies and Estimates

          The discussion and analysis of Boaz Energy's historical financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Boaz Energy evaluates its estimates and assumptions on a regular basis. It bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of its financial statements. Boaz Energy has provided below an expanded discussion of its more significant accounting policies, estimates and judgments. It believes these accounting policies reflect its more significant estimates and assumptions used in the preparation of its financial statements. Please read the notes to the financial statements of Boaz Energy included elsewhere in this prospectus for a discussion of additional accounting policies and estimates made by its management.

Successful Efforts Method of Accounting for Oil and Natural Gas Activities

          Boaz Energy uses the successful efforts method of accounting for oil producing activities, as further defined under ASC 932, Extractive Activities — Oil and Gas. Under this method, all costs to acquire mineral interests in oil properties, to drill and equip exploratory leases that find proved reserves, and to drill and equip development leases and related asset retirement costs are capitalized. Costs to drill exploratory wells are capitalized pending determinations of whether the wells have proved reserves. If Boaz Energy determines that the wells do not have proved reserves, the costs are charged to expense. Geological and geophysical costs, including seismic studies and costs of carrying and retaining unproved properties are charged to expense as incurred. Boaz Energy capitalizes interest on expenditures for significant exploration and development projects that last more than six months while activities are in progress to bring the assets to their intended use. Costs incurred to maintain wells and related equipment are charged to expense as incurred.

          Capitalized amounts attributable to proved oil properties are depleted by the unit of production method over proved reserves. Upon the sale or retirement of a complete unit of proved property, the costs and related accumulated depletion are eliminated from the property accounts, and the resulting gain or loss is recognized. Upon the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depletion without a resulting gain or loss recognized in income.

          Capitalized costs related to proved oil properties, including wells and related support equipment and facilities, are evaluated for impairment on an analysis of undiscounted future cash flows in accordance with ASC 360, Property, Plant, and Equipment. If undiscounted cash flows are insufficient to recover the net capitalized costs related to proved properties, then Boaz Energy recognizes an impairment charge in operating income equal to the difference between the net capitalized costs related to proved properties and their estimated fair values based on the present value of the related future net cash flows.

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Use of Estimates

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Boaz Energy's estimates of oil reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment.

          Estimates of economically recoverable oil reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future oil prices, future operating costs, severance taxes, development costs, and work over costs, all of which may in fact vary considerably from actual results. The future drilling costs associated with reserves assigned to proved undeveloped reserves may ultimately increase to the extent that these reserves are later determined to be uneconomic. For these reasons, estimates of the economically recoverable quantities of expected oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity of the reserves, which could affect the carrying value of Boaz Energy's oil properties and/or the rate of depletion related to the oil properties.

Proved Oil and Gas Reserves

          The estimates of proved oil and natural gas reserves utilized in the preparation of the consolidated financial statements are estimated in accordance with the rules established by the SEC and the FASB. These rules require that reserve estimates be prepared under existing economic and operating conditions using a trailing first day of the month 12-month average price, net of historical differentials, with no provision for price and cost escalations in future years except by contractual arrangements.

          Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Oil and gas properties are depleted by field using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties, or any combination of the above may be increased or decreased. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.

          A decline in proved reserves may result from lower market prices, which may make it uneconomical to drill for and produce higher cost fields. In addition, a decline in proved reserve estimates may impact the outcome of Boaz Energy's assessment of oil and gas producing properties for impairment.

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Impairment of Proved Oil and Gas Properties

          Proved oil and gas properties are reviewed for impairment annually or when events and circumstances indicate a possible decline in the recoverability of the carrying amount of such property. Boaz Energy estimates the expected future cash flows of its oil and gas properties and compares these undiscounted cash flows to the carrying amount of the oil and gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, Boaz Energy will write down the carrying amount of the oil and gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating costs, and discount rates commensurate with the risk associated with realizing the projected cash flows. Forward commodity prices and estimates of future production also play a significant role in determining impairment of proved oil and gas properties. As a result of lower commodity prices and their impact on Boaz Energy's estimated future cash flows, Boaz Energy has continued to review its proved oil and gas properties for impairment. At December 31, 2016, Boaz Energy's expected undiscounted future cash flows exceeded the carrying value of its proved oil and gas properties by approximately $304 million, or 268%.

Revenue Recognition

          Revenues from the sale of crude oil, natural gas and NGLs are recognized when the production is sold, net of any royalty interest. Because final settlement of Boaz Energy's hydrocarbon sales can take up to 60 days for oil and 90 days for natural gas, the expected sales volumes and prices for those properties are estimated and accrued using information available at the time the revenue is recorded. Natural gas revenues are recorded using the sales method of accounting whereby revenue is recognized based on Boaz Energy's actual sales to third parties, regardless of its percentage interest or entitlement.

Derivatives

          Boaz Energy uses derivative financial instruments in connection with its oil and gas operations to provide an economic hedge to its exposure to commodity price risk associated with anticipated future oil and gas production. Boaz Energy does not hold or issue derivative financial instruments for trading purposes.

          Boaz Energy accounts for derivatives in accordance with FASB ASC Topic 815, Accounting for Derivative Instruments and Hedging Activity (as amended). Currently, Boaz Energy does not designate its derivative instruments to qualify for hedge accounting. Accordingly, Boaz Energy reflects changes in fair value of its derivative instruments are included in the gain or loss on commodity price hedging contracts in the consolidated statement of operations as they occur.

          Commodity hedging instruments may take the form of collars, swaps, or other derivatives indexed to the NYMEX or other commodity price indexes. Such derivative instruments do not exceed anticipated production volumes, are expected to have a reasonable correlation between price movements in the futures market and the spot markets where Boaz Energy's production is sold, and are authorized by the Board of Managers. Derivatives are expected to be realized as related production occurs, but may be terminated earlier if anticipated downward price movement occurs or if Boaz Energy believes the potential for such movement has abated.

          Boaz Energy manages and controls market and counterparty credit risk through established internal control procedures that are reviewed on an ongoing basis. Boaz Energy attempts to minimize credit risk exposure to counterparties through formal credit policies, monitoring procedures, and diversification, and all of Boaz's commodity derivative contracts are entered with parties that are lenders under the

BOAZ ENERGY 12

INFORMATION ABOUT
BOAZ ENERGY II, LLC — (Continued)

Credit Agreement and accordingly is not required to post collateral. Boaz Energy's derivative contracts are subject to a master netting arrangement and it is Boaz's policy to net the derivative assets and liabilities on the consolidated balance sheets.

Recently Issued Accounting Pronouncements

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services.

          In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 by one year. That new standard is now effective for annual reporting periods beginning after December 15, 2018. Boaz Energy expects to use the modified retrospective method to adopt the standard, meaning the cumulative effect of initially applying the standard will be recognized in the most current period presented in the financial statements. Boaz Energy has aggregated and reviewed its contracts that are within the scope of ASC 606. Based on the evaluation to date, there will not be a material impact on Boaz Energy's financial statements. However, Boaz Energy anticipates the new standard will result in more robust footnote disclosures, but cannot currently determine the extent of the new footnote disclosures as further clarification is needed for certain practices common to the industry. Boaz Energy will continue to evaluate the impacts that future contracts may have.

          In February 2016, the FASB issued Accounting Standards Codification (ASC) 842 (ASC 842), Leases, which replaces the existing guidance in ASC 840, Leases. ASC 842 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (ROU) asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the ROU asset and for operating leases, the lessee would recognize a straight-line total lease expense. ASC 842 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Boaz Energy is currently evaluating the impact of adoption of the standard on the consolidated financial statements.

          In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business when evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. For public entities, the new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in the financial statements that have been issued.

Inflation

          Inflation in the United States has been relatively low in recent years and did not have a material impact on Boaz Energy's results of operations for the years ended December 31, 2016. Although the impact of inflation has not been significant in recent years, it is still a factor in the United States economy and Boaz Energy tends to experience inflationary pressure on the cost of oilfield services and equipment as increasing natural gas, NGL and oil prices increase drilling activity in Boaz Energy's areas of operations. Volatility in oil and natural gas prices can impact the costs of materials and services, and

BOAZ ENERGY 13

INFORMATION ABOUT
BOAZ ENERGY II, LLC — (Continued)

recent increases in the federal funds rate may create some inflation for these services and materials subject to pricing.

Off-Balance Sheet Arrangements

          Currently, Boaz Energy does not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

          The primary objective of the following information is to provide forward-looking quantitative and qualitative information about Boaz Energy's potential exposure to market risks. The term "market risk" refers to the risk of loss arising from adverse changes in oil and natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how Boaz Energy views and manages its ongoing market risk exposures. All of its market risk sensitive instruments were entered into for purposes other than speculative trading.

  Commodity Price Risk

          Boaz Energy's major market risk exposure is in the pricing applicable to its oil and natural gas production. Realized pricing is primarily driven by the spot market prices applicable to its oil production and the prevailing price for natural gas. Pricing for oil and natural gas production has been volatile and unpredictable for several years, and Boaz Energy expects this volatility to continue in the future. The prices it receives for oil and natural gas production depend on many factors outside of its control.

          To reduce the impact of fluctuations in Boaz Energy's oil and natural gas prices on its revenues, Boaz Energy has periodically entered into commodity derivative contracts with respect to certain of its oil and natural gas production through various transactions that limit the downside of future prices received. Boaz Energy plans to continue its practice of entering into such transactions to reduce the impact of commodity price volatility on its cash flow from operations. Future transactions may include price swaps whereby Boaz Energy will receive a fixed price for its production and pay a variable market price to the contract counterparty. Additionally, Boaz Energy may enter into collars, whereby Boaz Energy receives the excess, if any, of the fixed floor over the floating rate or pay the excess, if any, of the floating rate over the fixed ceiling price. These hedging activities are intended to support oil and natural gas prices at targeted levels and to manage Boaz Energy's exposure to oil and natural gas price fluctuations.

BOAZ ENERGY 14

INFORMATION ABOUT
BOAZ ENERGY II, LLC — (Continued)

          The following table sets forth Boaz Energy's outstanding crude oil and natural gas derivative contracts based on NYMEX — WTI or NYMEX — Henry Hub, respectively, as of December 31, 2016:

				Swaps
Period	Contract type	Index	Notional amount(1)	Weighted average fixed price
Crude Oil
2017	Swap	NYMEX WTI	29,500	$48.745
2018	Swap	NYMEX WTI	22,000	$50.407
2019	Swap	NYMEX WTI	13,000	$52.008
Natural Gas
2017	Swap	HENRY HUB	20,000	$3.038
2018	Swap	HENRY HUB	10,000	$2.925

(1)
In Bbls per month for oil and Mcf per month for natural gas.

          As of December 31, 2016, the fair value of derivatives included in the accompanying consolidated balance sheets is comprised of approximately $2,815,000 in current derivative liabilities, and $2,206,000 in noncurrent derivative liabilities.

          The following table sets forth the cash settlements and noncash fair value adjustments for derivative instruments for the year ended December 31, 2016, which is presented as realized and unrealized loss on commodity price hedging contracts in the accompanying consolidated statements of operations:

Year Ended December 31, 2016
Oil and gas derivatives:
Cash receipts and (payments), upon settlement, net	$3,422,792
Accrued receipts	(344,493)
Fair value adjustment gain (loss)	(8,511,532)

Gain (loss) on commodity price hedging contracts	$(5,433,233)

          The following tables present the fair value hierarchy for those derivative instruments measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements on a recurring basis as of December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Liability — current:
Commodity derivative price swap contracts	$—	(2,814,962)	—	(2,814,962)

Total liability — current	—	(2,814,962)	—	(2,814,962)

BOAZ ENERGY 15

INFORMATION ABOUT
BOAZ ENERGY II, LLC — (Continued)

	Fair value measurements on a recurring basis as of December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Liability — noncurrent:
Commodity derivative price swap contracts	$—	(2,206,050)	—	(2,206,050)

Total liability — noncurrent		(2,206,050)		(2,206,050)

Net financial assets	$—	(5,021,012)	—	(5,021,012)

  Interest Rate Risk

          At September 30, 2017, Boaz Energy had debt outstanding under its revolving credit facility of $48 million. The weighted average annual interest rate under the revolving credit facility for the nine months ended September 30, 2017 was approximately 3.55%. If prevailing market interest rates had been 1% higher, and all other factors affecting Boaz Energy's debt remained the same, interest expense on an annual basis would have increased by $0.48 million.

          At December 31, 2016, Boaz Energy had debt outstanding under its revolving credit facility of $36 million. The weighted average annual interest rate under the revolving credit facility for the nine months ended September 30, 2017 was 3.27%. If prevailing market interest rates had been 1% higher, and all other factors affecting Boaz Energy's debt remained the same, interest expense on an annual basis would have increased by $0.36 million.

Description of the Boaz Energy Operating Agreement

          The following is a summary of the material provisions of the Amended and Restated Limited Liability Company Agreement of Boaz Energy (the "Operating Agreement").

Organization and Duration

          Boaz Energy was organized as a Delaware limited liability company on September 20, 2013 and will remain in existence until terminated in accordance with the Operating Agreement. See "— Dissolution."

Business

          The Operating Agreement provides that Boaz Energy was organized to, whether directly or indirectly through subsidiaries, conduct all activities permissible by applicable law.

Assignments of Company Interests

          The equity interests in Boaz Energy represent limited liability company interests. Subject to exceptions, the interests cannot be transferred without the prior written consent of the board of managers.

Distributions

          The board of managers of Boaz Energy may cause Boaz Energy to distribute available cash of Boaz Energy at such times and in such amounts as the board of managers, in its sole discretion, determines to be appropriate.

BOAZ ENERGY 16

INFORMATION ABOUT
BOAZ ENERGY II, LLC — (Continued)

Management and Related Matters

          The Operating Agreement provides that the board of managers of Boaz Energy generally has all management powers over the business and affairs of Boaz Energy.

Liability and Indemnification

          Boaz Energy's officers, board of managers, members and their affiliates, and their partners, officers, directors, employees and agents, shall not be liable, responsible or accountable in damages or otherwise to Boaz Energy or the other members for any acts or omissions that do not constitute gross negligence, willful misconduct, a breach of fiduciary duty or a breach of the express terms of the Operating Agreement, and Boaz Energy shall indemnify to the maximum extent permitted under the Delaware Limited Liability Company Act and save harmless Boaz Energy's officers, board of managers and the members and their affiliates, and their partners, officers, directors, employees and agents from all liabilities for which indemnification is permitted under the Delaware Limited Liability Company Act.

Amendment of the Operating Agreement

          The Operating Agreement generally may be amended by an instrument in writing that has been duly approved by the board of managers and a majority interest of the members of Boaz Energy.

Dissolution

          Boaz Energy will continue as a limited liability company until its existence is terminated in accordance with the Operating Agreement. Boaz Energy will dissolve upon (1) the sale, disposition or termination of all or substantially all of the property then owned by Boaz Energy or (2) the consent in writing of the board of managers.

Liquidation and Termination

          Upon dissolution of Boaz Energy, a liquidator or liquidators approved by the board of managers, which may include the board of managers, will wind up the affairs of Boaz Energy and make a final distribution. The liquidator will continue to operate the properties of Boaz Energy with all of the power and authority of the board of managers.

BOAZ ENERGY 17

BOAZ ENERGY F-1

Report of Independent Registered Public Accounting Firm

The Board of Managers and Members
Boaz Energy II, LLC:

          We have audited the accompanying consolidated balance sheet of Boaz Energy II, LLC ("Boaz Energy") and its subsidiaries as of December 31, 2016, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of Boaz Energy's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

          We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Boaz Energy and its subsidiaries as of December 31, 2016 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

                      /s/ KPMG LLP

Denver, Colorado
December 14, 2017

BOAZ ENERGY F-2

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
Consolidated Balance Sheet
December 31, 2016

December 31, 2016
Assets
Current assets:
Cash	$1,024,388
Accounts receivable	3,875,703
Prepaid expenses	376,427

Total current assets	5,276,518

Oil and gas properties, successful efforts method:
Proved properties, net of accumulated impairment	121,190,852
Accumulated depreciation, depletion, and amortization	(7,544,713)

Total oil and gas properties	113,646,139

Other noncurrent assets:
Other property and equipment, net of accumulated depreciation of $125,436	401,388
Deferred financing costs, net of accumulated amortization of $116,670	151,830

Total assets	$119,475,875

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$2,591,426
Accrued and other liabilities	2,813,539
Commodity price hedging contract — current	2,814,962

Total current liabilities	8,219,927

Noncurrent liabilities:
Asset retirement obligation	6,805,591
Line of credit	36,000,000
Commodity price hedging contract — noncurrent	2,206,050

Total noncurrent liabilities	45,011,641
Members' equity	66,244,307

Total liabilities and members' equity	$119,475,875

See accompanying notes to consolidated financial statements.

BOAZ ENERGY F-3

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
Consolidated Statement of Operations
December 31, 2016

Year Ended December 31, 2016
Revenues:
Oil and gas revenue	$17,565,184

Expenses:
Lease operating expense	7,636,126
Severance taxes	733,562
Depreciation, depletion, and amortization	5,050,308
Salaries and employee benefits	2,365,340
Accretion of asset retirement obligation	530,282
Professional services	537,160
Management fees	119,250
Other general and administrative expenses	503,061
Total expenses	17,475,089

Income from operations	90,095

Other income (expense):
Gain on sale of property	140,424
Gain on sale of assets (rolling stock)	7,700
Interest expense	(983,248)
Gain (loss) on commodity price hedging contracts	(5,433,233)

Total other expense	(6,268,357)

Net loss	$(6,178,262)

See accompanying notes to consolidated financial statements.

BOAZ ENERGY F-4

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
Consolidated Statement of Changes in Members' Equity
December 31, 2016

Members' equity
Balance, December 31, 2015	$33,062,886
Contributions, net of origination fees	39,359,683
Net loss	(6,178,262)

Balance, December 31, 2016	$66,244,307

See accompanying notes to consolidated financial statements.

BOAZ ENERGY F-5

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
December 31, 2016

Year Ended December 31, 2016
Cash flows from operating activities:
Net loss	$(6,178,262)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion, and amortization	5,050,308
Amortization of deferred financing costs	54,963
Accretion of asset retirement obligation	530,282
Gain on sale of property	(140,424)
Fair value adjustment on commodity price hedging contracts	8,511,532
Change in operating assets and liabilities:
Accounts receivable	(2,699,024)
Prepaid expenses	(180,527)
Accounts payable and other liabilities	1,034,136

Net cash provided by operating activities	5,982,984

Cash flows from investing activities:
Acquisition of properties	(38,560,754)
Proceeds from sale of oil and gas properties	351,320
Proceeds from sale of assets	17,700
Capital expenditures	(13,685,976)
Net change in tubular stock	(116,219)

Net cash used in investing activities	(51,993,929)

Cash flows from financing activities:
Member contributions, net of origination fees	39,359,683
Proceeds from borrowing	7,000,000
Payments of borrowing	0
Deferred financing fees	(97,500)

Net cash provided by financing activities	46,262,183

Net increase in cash	251,238
Cash, beginning of period	773,150

Cash, end of period	$1,024,388

Supplemental schedule of noncash investing activities:
Accrued capital expenditures — oil and gas properties and equipment	$696,649
Other supplemental cash flow information:
Interest paid	$916,106

See accompanying notes to consolidated financial statements.

BOAZ ENERGY F-6

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Nature of Operations

          Boaz Energy II, LLC (together with its subsidiaries, "Boaz Energy") is a privately-held Delaware limited liability company focused on the acquisition, development and operation of oil and natural gas properties located throughout the Permian Basin. Boaz Energy was formed on September 20, 2013.

          The term of Boaz Energy is to continue until the occurrence of any of the following: the seventh anniversary of Boaz Energy's Amended and Restated Limited Liability Company Agreement, as amended (the "Operating Agreement"), the sale, disposition, or termination of all or substantially all of the property then owned by Boaz Energy, or the consent in writing of the Board of Managers.

(2)    Summary of Significant Accounting Policies

(a)    Use of Estimates

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Boaz Energy's estimates of oil reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment.

          Estimates of economically recoverable oil reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effect of regulations by governmental agencies, and assumptions governing future oil prices, future operating costs, severance taxes, development costs, and work over costs, all of which may in fact vary considerably from actual results. The future drilling costs associated with reserves assigned to proved undeveloped reserves may ultimately increase to the extent that these reserves are later determined to be uneconomic. For these reasons, estimates of the economically recoverable quantities of expected oil attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity of the reserves, which could affect the carrying value of Boaz Energy's oil properties and/or the rate of depletion related to the oil properties.

          As of the date these financial statements were submitted to the SEC, Boaz Energy completed its evaluation of potential subsequent events for disclosure and no items requiring disclosure were identified.

(b)    Principles of Consolidation

          The accompanying consolidated financial statements include the accounts of Boaz Energy II, LLC and its wholly owned subsidiaries, Boaz Energy II Royalty, LLC, Boaz Energy II Operating, LLC, and Boaz Energy II Operating Blocker, LLC. All intercompany transactions and balances have been eliminated in consolidation.

BOAZ ENERGY F-7

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)    Related Party Transactions

          ASC Topic 850, Related Party Disclosures, requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance.

          Boaz Energy is required to pay NGP a financing fee in an amount equal to 1.00% of its capital contributions as invested in Boaz Energy. That fee amounted to approximately $110,000 for the year ended December 31, 2016. Boaz Energy also paid $119,250, in board, advisory, and other management fees to NGP for the year ended December 31, 2016, which is included in general and administrative expenses on the accompanying consolidated statement of operations.

          During 2016, Boaz Energy sold a working interest in various oil and gas wells to Blackbeard Resources, LLC, an NGP controlled entity. See footnote (5) for further details.

(d)    Oil and Gas Properties

          Boaz Energy uses the successful efforts method of accounting for oil producing activities, as further defined under ASC 932, Extractive Activities — Oil and Gas. Under this method, all costs to acquire mineral interests in oil properties, to drill and equip exploratory leases that find proved reserves, and to drill and equip development leases and related asset retirement costs are capitalized. Costs to drill exploratory wells are capitalized pending determinations of whether the wells have proved reserves. If Boaz Energy determines that the wells do not have proved reserves, the costs are charged to expense. There were no exploratory wells capitalized pending determinations of whether the wells have proved reserves at December 31, 2016. Geological and geophysical costs, including seismic studies and costs of carrying and retaining unproved properties are charged to expense as incurred. Boaz Energy capitalizes interest on expenditures for significant exploration and development projects that last more than six months while activities are in progress to bring the assets to their intended use. Through December 31, 2016, Boaz Energy has capitalized no interest costs because its exploration and development projects generally last less than six months. Costs incurred to maintain wells and related equipment are charged to expense as incurred.

          Capitalized amounts attributable to proved oil properties are depleted by the unit of production method over proved reserves. Depletion, depreciation, and amortization expense for oil producing property and related equipment was approximately $4.6 million for the year ended December 31, 2016.

          Capitalized costs related to proved oil properties, including wells and related support equipment and facilities, are evaluated for impairment on an analysis of undiscounted future cash flows in accordance with ASC 360, Property, Plant, and Equipment. If undiscounted cash flows are insufficient to recover the net capitalized costs related to proved properties, then Boaz Energy recognizes an impairment charge in operating income equal to the difference between the net capitalized costs related to proved properties and their estimated fair values based on the present value of the related future net cash flows. Boaz Energy had no impairment charges of proved properties for the year ended December 31, 2016.

          As of December 31, 2016, the total oil properties, net of accumulated depletion, did not include any unproven properties.

e)      Oil and Gas Reserves

          The estimates of proved oil and natural gas reserves utilized in the preparation of the consolidated financial statements are estimated in accordance with the rules established by the SEC and the FASB.

BOAZ ENERGY F-8

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These rules require that reserve estimates be prepared under existing economic and operating conditions using a trailing first day of the month 12-month average price, net of historical differentials, with no provision for price and cost escalations in future years except by contractual arrangements.

          Reserve estimates are inherently imprecise. Accordingly, the estimates are expected to change as more current information becomes available. Oil and gas properties are depleted by field using the units-of-production method. Capitalized drilling and development costs of producing oil and natural gas properties are depleted over proved developed reserves and leasehold costs are depleted over total proved reserves. It is possible that, because of changes in market conditions or the inherent imprecision of reserve estimates, the estimates of future cash inflows, the amount of oil and natural gas reserves, the remaining estimated lives of oil and natural gas properties, or any combination of the above may be increased or decreased. Increases in recoverable economic volumes generally reduce per unit depletion rates while decreases in recoverable economic volumes generally increase per unit depletion rates.

(f)    Asset Retirement Obligation

          Boaz Energy follows the provisions of ASC 410 20, Asset Retirement Obligations. ASC 410 20 requires entities to record the fair value of obligations associated with the retirement of tangible long lived assets in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depleted over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Boaz Energy's asset retirement obligation relates to the plugging, dismantlement, removal, site reclamation, and similar activities of its oil properties.

          Asset retirement obligations are estimated at the present value of expected future net cash flows and are discounted using Boaz Energy's credit adjusted risk free rate. Boaz Energy uses unobservable inputs in the estimation of asset retirement obligations that include, but are not limited to, costs of labor, costs of materials, profits on costs of labor and materials, the effect of inflation on estimated costs, and the discount rate. Additionally, because of the subjectivity of assumptions and the relatively long lives of Boaz Energy's leases, the costs to ultimately retire Boaz Energy's leases may vary significantly from prior estimates.

(g)    Deferred Financing Costs

          Deferred financing costs consist of fees incurred to secure debt financing and are amortized over the life of the related loans using the straight-line method. Deferred financing costs were approximately $269,000, net of accumulated amortization of approximately $117,000. Amortization of deferred financing costs totaled approximately $55,000 for the period ended December 31, 2016 and was recorded as interest expense on the accompanying consolidated statement of operations.

(h)    Revenue Recognition

          Revenues from the sale of crude oil, natural gas and NGLs are recognized when the production is sold, net of any royalty interest. Because final settlement of Boaz Energy's hydrocarbon sales can take up to 60 days for oil and 90 days for natural gas, the expected sales volumes and prices for those properties are estimated and accrued using information available at the time the revenue is recorded. Natural gas revenues are recorded using the sales method of accounting whereby revenue is recognized based on Boaz Energy's actual sales to third parties, regardless of its percentage interest or entitlement. At December 31, 2016, Boaz Energy did not have any natural gas imbalances.

BOAZ ENERGY F-9

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(i)     Income Taxes

          Boaz Energy is a limited liability company and, therefore, is treated as a flow through entity for federal income tax purposes. As a result, the net taxable income of Boaz Energy and any related tax credits, for federal income tax purposes, are allocated to the members and are included in the members' tax returns even though such net taxable income or tax credits may not have actually been distributed. Accordingly, no federal tax provision has been made in the financial statements of Boaz Energy. However, Texas imposes an entity-level tax on all forms of business regardless of federal entity classification. At December 31, 2016, Boaz Energy had not accrued a liability for the Texas franchise tax as the liability, if any, is not expected to be material.

          Boaz Energy is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in Boaz Energy recording a tax liability that reduces ending partners' capital. Based on its analysis, Boaz Energy has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016. However, Boaz Energy's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses of and changes to tax laws, regulations, and interpretations thereof.

          Boaz Energy recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized for the year ended December 31, 2016.

          Boaz Energy may be subject to potential examination by U.S. federal, U.S. states, or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state, and foreign tax laws. Boaz Energy's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

j)       Operating Segments

          Operating segments are defined as components of an enterprise that (i) engage in activities from which it may earn revenues and incur expenses (ii) for which separate operational financial information is available and is regularly evaluated by the chief operating decision maker for the purpose of allocating resources and assessing performance.

          Based on the organization and management, Boaz Energy has only one reportable operating segment, which is oil and natural gas exploration and production.

k)      Recent Accounting Pronouncements

          In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new revenue recognition model provides a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services.

BOAZ ENERGY F-10

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 by one year. That new standard is now effective for annual reporting periods beginning after December 15, 2018. Boaz Energy expects to use the modified retrospective method to adopt the standard, meaning the cumulative effect of initially applying the standard will be recognized in the most current period presented in the financial statements. Boaz Energy has aggregated and reviewed its contracts that are within the scope of ASC 606. Based on the evaluation to date, there will not be a material impact on Boaz Energy's financial statements. However, Boaz Energy anticipates the new standard will result in more robust footnote disclosures, but cannot currently determine the extent of the new footnote disclosures as further clarification is needed for certain practices common to the industry. Boaz Energy will continue to evaluate the impacts that future contracts may have.

          In February 2016, the FASB issued Accounting Standards Codification (ASC) 842 (ASC 842), Leases, which replaces the existing guidance in ASC 840, Leases. ASC 842 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (ROU) asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the ROU asset and for operating leases, the lessee would recognize a straight-line total lease expense. ASC 842 is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. Boaz Energy is currently evaluating the impact of adoption of the standard on the consolidated financial statements.

          In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business when evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. For public entities, the new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in the financial statements that have been issued.

(3)    Derivative Instruments and Hedging Activities

          Boaz Energy uses derivative financial instruments in connection with its oil and gas operations to provide an economic hedge to its exposure to commodity price risk associated with anticipated future oil and gas production. Boaz Energy does not hold or issue derivative financial instruments for trading purposes.

          Boaz Energy accounts for derivatives in accordance with FASB ASC Topic 815, Accounting for Derivative Instruments and Hedging Activity (as amended). Currently, Boaz Energy does not designate its derivative instruments to qualify for hedge accounting. Accordingly, Boaz Energy reflects changes in fair value of its derivative instruments are included in the gain or loss on commodity price hedging contracts in the consolidated statement of operations as they occur.

          Commodity hedging instruments may take the form of collars, swaps, or other derivatives indexed to the New York Mercantile Exchange ("NYMEX") or other commodity price indexes. Such derivative instruments do not exceed anticipated production volumes, are expected to have a reasonable correlation between price movements in the futures market and the spot markets where Boaz Energy's production is sold, and are authorized by the Board of Managers. Derivatives are expected to be realized as related production occurs, but may be terminated earlier if anticipated downward price movement occurs or if Boaz Energy believes the potential for such movement has abated.

          Boaz Energy manages and controls market and counterparty credit risk through established internal control procedures that are reviewed on an ongoing basis. Boaz Energy attempts to minimize credit

BOAZ ENERGY F-11

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

risk exposure to counterparties through formal credit policies, monitoring procedures, and diversification, and all of Boaz's commodity derivative contracts are entered with parties that are lenders under the Credit Agreement and accordingly is not required to post collateral. As of December 31, 2016, all of the outstanding derivative contracts were subject to enforceable master netting arrangements whereby payables on those contracts can be offset against receivables from separate derivative contracts with the same counterparty. Boaz Energy's derivative contracts are subject to a master netting arrangement and it is Boaz Energy's policy to net the derivative assets and liabilities on the consolidated balance sheets.

(a)    Swap Contracts

          Generally, a swap contract is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified notional amount of the underlying assets. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

          Boaz Energy entered into a series of crude oil and natural gas swap contracts which allows Boaz Energy to sell at a floating market price and receive a fixed price from the counterparties for the hedged commodity. The periods covered, notional amounts, fixed price, for outstanding crude oil and natural gas derivative contracts based on NYMEX — WTI or NYMEX — Henry Hub, respectively contracts are described below as of December 31, 2016:

				Swaps
Period	Contract type	Index	Notional amount(1)	Weighted average fixed price
Crude Oil
2017	Swap	NYMEX WTI	29,500	$48.745
2018	Swap	NYMEX WTI	22,000	$50.407
2019	Swap	NYMEX WTI	13,000	$52.008
Natural Gas
2017	Swap	HENRY HUB	20,000	$3.038
2018	Swap	HENRY HUB	10,000	$2.925

(1)
In Bbls per month for oil and Mcf per month for natural gas.

          The fair value of derivatives included in the accompanying consolidated balance sheet as of December 31, 2016 is comprised of approximately $2,815,000 in current derivative liabilities, and $2,206,000 in noncurrent derivative liabilities. The following table sets forth the cash settlements and noncash fair value adjustments for derivative instruments for the year ended December 31, 2016, which is presented as realized and unrealized loss on commodity price hedging contracts in the accompanying consolidated statement of operations:

2016
Oil and gas derivatives:
Cash receipts and (payments), upon settlement, net	$3,422,792
Accrued receipts	(344,493)
Fair value adjustment gain (loss)	(8,511,532)

Gain (loss) on commodity price hedging contracts	$(5,433,233)

BOAZ ENERGY F-12

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)    Fair Value Measurements

          Boaz Energy has adopted and follows Accounting Standard Codification (ASC) 820, Fair Value Measurements for Measurement and Disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are as follows:

  Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

  Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

  Level 3 — Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

          As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The carrying amounts of Boaz Energy's financial assets and liabilities, such as cash equivalents, accounts receivable, and accounts payable approximate their fair values because of the short maturity of these instruments. The carrying amounts of debt approximates fair value based on the interest rates charged on instruments with similar terms and risks.

          The following tables present the fair value hierarchy for those derivative instruments measured at fair value on a recurring basis as of December 31, 2016:

	Fair value measurements on a recurring basis as of December 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Liability — current:
Commodity derivative price swap contracts	$—	(2,814,962)	—	(2,814,962)

Liability — noncurrent:
Commodity derivative price swap contracts	$—	(2,206,050)	—	(2,206,050)

Net financial assets	$—	(5,021,012)	—	(5,021,012)

BOAZ ENERGY F-13

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Fair Value Measurements

          The carrying value of Boaz Energy's credit agreement approximates fair value, as it is subject to short-term floating interest rates that approximate the rates available to us for those periods. Boaz Energy also has other financial instruments consisting primarily of cash and cash equivalents, accounts receivable, other current assets, and accounts payable approximate fair value due to the short maturity of these instruments.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

          As discussed in note 5, Boaz Energy's acquisitions were recorded at fair value, which was determined using a risk-adjusted, discounted cash flow. The fair value of oil and natural gas properties is based on significant inputs not observable in the market. Key assumptions include (i) NYMEX oil and natural gas futures prices, which are observable, (ii) projections of the estimated quantities of oil and natural gas reserves, including those classified as proved, probable, and possible, (iii) projections of future rates of production, (iv) timing and amount of future development and operating costs, (v) projected recovery factors, and (vi) risk-adjusted discount rates. Accordingly, acquisitions are considered Level 3 measurements in the fair value hierarchy.

          Asset retirement obligations are initially recorded at fair value. Unobservable inputs are used in the estimation of asset retirement obligations that include, but are not limited to, costs of labor, costs of materials, the effect of inflation on estimated costs, and the discount rate. Accordingly, asset retirement obligations are considered Level 3 measurements in the fair value hierarchy.

(5)    Acquisitions and Divestitures of Oil and Gas Properties

Memorial Acquisition

          During 2016, Boaz Energy purchased certain working interests in oil and gas leaseholds located in the State of Texas and various other related rights, permits, contracts, equipment and other assets from Memorial Production Operating, LLC, for a total adjusted price of approximately $37.0 million in cash. The proved properties consists of 300 producing wells, 55 injection wells, 5 units, and 50 non-operated wells. The acquisition closed on June 14, 2016, and had an effective date of April 1, 2016. The following table represents a summary of the fair value of the assets acquired and liabilities assumed in accordance with ASC 805, Business Combinations:

Fair value of assets acquired:
Proved properties	$41,184,140

Total fair value of assets acquired	41,184,140

Fair value of liabilities assumed:
Asset retirement obligations	4,085,399
Revenue suspense	131,004

Total fair value of liabilities assumed	4,216,403

Total fair value of assets acquired and liabilities assumed, net	$36,967,737

Consideration transferred:
Cash consideration paid directly by Boaz Energy	$36,967,737

          The acquisition was accounted for as a business combination and recorded at fair value, which was determined using a risk-adjusted, discounted cash flow analysis. The operations of the properties acquired above have been included in Boaz Energy's results of operations since the date of closing,

BOAZ ENERGY F-14

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 14, 2016. Boaz Energy incurred approximately $165,000 of expenses in connection with the acquisition, which is recorded in general and administrative expenses in the accompanying consolidated statement of operations.

          On September 1, 2016, Boaz Energy subsequently purchased additional working interests in the properties acquired in the Memorial Acquisition for a net price of approximately $1.9 million.

          In conjunction with the Memorial Acquisition, Boaz Energy sold its 10% working interest in certain Loving County, Texas wells acquired in the Memorial Acquisition to Blackbeard Resources, LLC ("Blackbeard"), an NGP controlled entity, for $83,000, resulting in no gain or loss on sale.

          On December 20, 2016 Boaz Energy sold 10% working interest in certain Terry County, Texas wells acquired in the Memorial Acquisition to Blackbeard for $65,000, resulting in no gain or loss on sale.

Other Acquisitions and Dispositions

          On June 1, 2016, Boaz Energy acquired additional working interests in wells located in Schleicher County, Texas for $18,000. On August 1, 2016, Boaz Energy acquired additional working interests in wells located in Terry County, Texas for $650,000.

          On August 1, 2016, Boaz Energy sold certain oil and gas properties in Garza County, Texas for $215,000 and recognized a gain of approximately $144,000.

Pro Forma Financial Information (Unaudited)

          For the year ended December 31, 2016 the following pro forma financial information represents the combined results for Boaz Energy and the Memorial properties acquired in June 2016 as if the acquisition and related financing had occurred on January 1, 2016. For purposes of the pro forma financial information, it was assumed that the Memorial Acquisition was funded through member's contributions. The pro forma information includes the effects of adjustments for depletion, depreciation, amortization and accretion expense of $1.26 million.

          The following pro forma results (in thousands) do not include any cost savings or other synergies that may result from the acquisition or any estimated costs that have been or will be incurred by Boaz Energy to integrate the properties acquired.

          The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the period, nor are they necessarily indicative of future results.

Year Ended December 31, 2016
Revenue
As reported	$17,565
Pro forma	$23,857
Net Loss
As reported	$(6,178)
Pro forma	$(7,196)

BOAZ ENERGY F-15

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year Ended December 31, 2016
Revenues	$23,857
Net Loss	$(7,196)

(6)    Asset Retirement Obligation

          Boaz Energy has recognized the fair value of its asset retirement obligation related to the future costs of plugging, abandonment, and remediation of oil producing properties. The present value of the estimated asset retirement obligation has been capitalized as part of the carrying amount of the related oil properties. The liability has been accreted to its present value as of the year ended December 31, 2016:

2016
Asset retirement obligation, beginning of period	$1,384,025
Liability incurred upon drilling new wells	51,013
Liability incurred upon acquiring properties	4,085,399
Accretion expense	530,282
Revisions of previous estimates	807,037
Liabilities settled	(52,165)

Asset retirement obligation, end of period	$6,805,591

(7)    Significant Concentrations

          As of December 31, 2016, all of Boaz Energy's accounts receivable and sales were related to oil and gas production in the oil and gas industry in Texas. This concentration may impact Boaz Energy's business risk, either positively or negatively, in that commodity prices, customers, and suppliers may be similarly affected by changes in economic, political, or other conditions related to the industry. Boaz Energy had sales to Phillips 66 to which it sold production comprising 31%, sales to Sunoco, Inc. to which it sold production comprising 27%, and had sales to Occidental Energy Marketing, Inc. to which it sold production comprising 17% of total oil and gas revenues for the year ended December 31, 2016 and oil and gas receivables as of December 31, 2016. Boaz Energy does not believe that the loss of a purchaser would have an adverse effect on its ability to sell its crude oil and natural gas production due to the competitive nature of the oil and gas industry and availability of marketing alternatives.

          Boaz Energy regularly maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. Boaz Energy has not experienced any losses with respect to the related risks to cash and does not believe its exposure to such risk is more than nominal.

(8)    Commitments and Contingencies

(a)
Legal Matters

          In the ordinary course of business, Boaz Energy may at times be subject to claims and legal actions. Management does not believe the impact of any currently known matters will have a material adverse effect on Boaz Energy's financial position or results of operations. Boaz Energy had no legal matters requiring specific disclosure or recognition of a liability as of December 31, 2016.

BOAZ ENERGY F-16

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)
Environmental

          Boaz Energy is subject to extensive federal, state, and local environmental laws and regulations, which may materially affect its operations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Boaz Energy to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites.

          In Boaz Energy's acquisition of existing or previously drilled well bores, Boaz Energy may not be aware of what environmental safeguards were taken at the time such wells were drilled or during such time the wells were operated. Boaz Energy maintains insurance coverages that it believes are adequate to mitigate the risk of any adverse financial effects associated with these risks.

          However, Boaz Energy may still be subject to liabilities for environmental cleanup or restoration if its insurance coverages do not apply or are inadequate or for other reasons. No claim has been made, nor is Boaz Energy aware of any liability which Boaz Energy may have, as it relates to any environmental cleanup, restoration, or the violation of any rules or regulations relating thereto.

          Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that related to an existing condition caused by past operations and that have no future economic benefits are expensed as incurred. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the cost can be reasonably estimated.

(c)
Employment Agreements

          Boaz Energy has employment agreements with certain executives. These executives, either directly or indirectly, also have membership interests in Boaz Energy. These agreements provide for a base salary, incentive compensation, and health benefits.

(d)
Operating Leases

          Rent expense for office space for the years ended December 31, 2016 was $116,000. The rental agreement is effective through June 30, 2018, at which time Boaz Energy may exercise the option to renew for an additional three years. Commitments for future minimum lease payments for the noncancelable lease are as follows:

2017	$124,494
2018	62,247

$186,741

(9)    Credit Facility

          Boaz Energy is a party to a revolving credit facility with Wells Fargo Bank N.A, dated January 14, 2014. The amount that may be borrowed on the revolving credit facility is determined from time to time by the lender based on the value of Boaz Energy's oil and gas reserves using the lender's price deck. The revolving credit facility provided for an original borrowing base of $20,000,000, which was redetermined several times since then and was $60,000,000 as of December 31, 2016. The revolving credit facility is collateralized by all of the oil and gas properties of Boaz Energy and requires compliance with certain financial covenants. As of December 31, 2016, Boaz Energy had a total outstanding balance of $36 million and was in compliance with all financial covenants. The credit facility matures on January 14, 2019.

BOAZ ENERGY F-17

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Boaz Energy pays interest on the unpaid principal amount of each advance made by the lender from the date of such advance until such principal amount is paid in full, at a rate per annum: equal to, at Boaz Energy's option: (1) an Adjusted Base Rate, which is the rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, and (c) the Adjusted LIBOR for a one month Interest Period on such day plus 1%, or (2) Adjusted LIBOR, which is the rate per annum equal to the LIBOR for such Interest Period multiplied by the Statutory Reserve Rate. Boaz Energy currently utilizes the LIBOR option, but could use the Alternate Base Rate Advances at any time. At December 31, 2016, Boaz Energy was paying an interest rate of 3.27%. Interest expense for the year ended December 31, 2016 was approximately $983,000.

(10)  Members' Equity Accounts

          Capital contributions are based on capital calls, which are determined by Boaz Energy's Board of Managers. Contribution requests to the member will be based on such member's commitment interest during that period of time, as defined by the Operating Agreement. Cash earnings on profits and any items in nature of income or gain will be applied to the members' capital account in accordance with their earnings interest, as defined by the Operating Agreement.

          Boaz Energy has two classes of members' capital, Company Interests and Incentive Units (the IUs). Company Interests have all the rights, privileges, preferences and obligations provided for in the Operating Agreement, which are consistent with an ordinary equity ownership interest. IUs do not have voting rights.

          IUs are only entitled to share in distributions and allocations if, and to the extent the base return, and to the extent applicable, specified thresholds, have been met.

(11)   Incentive Units

          Boaz Energy has issued IUs to certain employees in consideration of services rendered and to be rendered by the holders, for the benefit of Boaz Energy in their capacities as employees. All of the incentive units are subject to vesting over a period of five years, forfeiture, and termination. The incentive units have no voting rights, do not have an exercise price and are automatically forfeited if and when such person's status as an employee is terminated.

          Compensation expense for these awards will be recognized when all performance, market, and service conditions are probable of being satisfied (in general, upon a liquidating event). Accordingly, no value was assigned to the interests when issued.

          During 2016, Boaz Energy issued 140,000 IUs to certain employees and there were no forfeitures of awards. As of December 31, 2016 there were a total of 638,976 vested IUs and 2,336,124 unvested IUs.

(12)  Supplemental Oil and Natural Gas Disclosures (Unaudited):

Oil and Natural Gas Reserve Quantities

          The reserve information presented below is based on estimates of net proved reserves as of December 31, 2016 that were prepared by Boaz Energy's reserve engineers in accordance with guidelines established by the Securities and Exchange Commission ("SEC"). Proved oil and natural gas reserves are the estimated quantities of oil and natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under economic and operating conditions (i.e., prices and costs) existing at the time the estimate is made. Reserve estimates are inherently imprecise, and estimates of undeveloped reserves are more imprecise than estimates of

BOAZ ENERGY F-18

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

established proved producing reserves. Accordingly, reserve estimates are expected to change as future information becomes available. The proved reserves are located in the continental United States.

          Proved oil and natural gas reserves were based on the unweighted arithmetic average of the first day of the month prices for the 12-month period before the reporting date. For the year ended December 31, 2016, benchmark prices used were $42.75 per one barrel ("Bbl") for oil and $2.48 per one thousand cubic feet ("Mcf") and for natural gas. The West Texas Intermediate price is used for oil prices and the Henry Hub price is used for natural gas. All prices are then further adjusted for quality, transportation fees and regional price differentials.

          The following table sets forth information for the year ended December 31, 2016 regarding the changes in the total proved reserves for the Boaz Energy, as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Oil (MBbls)	Natural Gas (Mncf)	Total (MBoe)
Proved developed and undeveloped reserves:
Balance, December 31, 2015	6,331	6,544	7,422
Revisions of previous estimates	184	(18)	181
Extensions and discoveries	250	1,455	493
Purchase of reserves	4,846	1,356	5,072
Sale of reserves	(11)	—	(11)
Production	(380)	(338)	(436)

Balance, December 31, 2016	11,221	8,999	12,721

Proved developed reserves:
December 31, 2015	2,404	3,576	3,000
December 31, 2016	5,450	5,733	6,406
Proved undeveloped reserves:
December 31, 2015	3,927	2,968	4,422
December 31, 2016	5,772	3,268	6,317

          Estimated proved reserves at December 31, 2016 were 12.7 MBoe, compared to 7.4 MBoe at December 31, 2015. Changes in proved reserves during the year ended December 31, 2016 consisted of the following:

  •
  Expansion of waterflood operations resulted in 181 MBoe in positive revisions to proved reserves;

  •
  Successful well results resulted in 493 MBoe of additional proved developed reserves;

  •
  Boaz Energy acquired 5.1 MMBoe associated with the Memorial Acquisition;

  •
  Sales of 11 MBoe occurred during the period; and

  •
  Boaz Energy had production volumes of 436 MBoe during the year ended December 31, 2016.

Standardized Measure of Discounted Future Net Cash Flows

          Boaz Energy follows the guidelines prescribed in Accounting Standards Codification ("ASC") Topic 932 ("ASC 932"), Extractive Activities — Oil and Gas, for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures,

BOAZ ENERGY F-19

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year.

          The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (1) estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions, (2) the estimated future cash flows are computed by applying the twelve month average of the first of the month prices of oil and natural gas relating to the proved reserves to the year-end quantities of those reserves, (3) the future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions, plus overhead incurred, and (4) future net cash flows are discounted to present value by applying a discount rate of 10%.

          The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect Boaz Energy's expectations of actual revenues to be derived from those reserves, nor their present value. The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of Boaz Energy's oil and natural gas reserves.

          Boaz Energy is a pass through entity for tax purposes. Thus, the effect of future U.S. federal income taxes has been excluded from the standardized measure of discounted future net cash flows. However, Boaz Energy is subject to Texas franchise tax, and the expected impact of such taxes has been included.

          The future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in ASC 932 are as follows (in thousands):

Year Ended December 31, 2016
Future oil and natural gas sales	$464,751
Future production costs	(163,329)
Future development costs	(46,395)
Future income tax expense	(2,440)

Future net cash flows	252,587
10% annual discount	(131,830)

Standardized measure of discounted future net cash flows	$120,756

BOAZ ENERGY F-20

BOAZ ENERGY II, LLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The changes in the standardized measure of discounted future net cash flows relating to oil and natural gas properties are as follows (in thousands):

Year Ended December 31, 2016
Balance at the beginning of the period	$80,828
Net change in prices and production costs	(30,496)
Net change in future development costs	6,185
Sales of oil and natural gas, net of production costs	(9,195)
Extensions and discoveries	2,848
Acquisitions of reserves	63,209
Divestiture of reserves	(79)
Revisions of previous quantity estimates	1,719
Previously estimated development costs incurred	2,429
Net change in income taxes	(423)
Accretion of discount	11,634
Changes in timing and other	(7,903)

Balance at the end of the period	$120,756

BOAZ ENERGY F-21

Independent Auditors' Report

The Board of Managers and Members
Boaz Energy II, LLC:

          We have audited the accompanying statement of revenues and direct operating expenses (the "Statement") of certain oil and gas properties acquired from Memorial Production Operating, LLC (the "Memorial Acquired Properties") by Boaz Energy II, LLC ("Boaz Energy") for the period from January 1, 2016 to June 14, 2016, and the related notes to the Statement.

Management's Responsibility for the Financial Statement

          Boaz Energy's management is responsible for the preparation and fair presentation of these Statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

          Our responsibility is to express an opinion on the Statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free from material misstatement.

          An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the Statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Statement.

          We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Accounting

          The accompanying Statement referred to above was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The Statement is not intended to be a complete presentation of the operations of the Memorial Acquired Properties.

Opinion

          In our opinion, the Statement referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Memorial Acquired Properties for the period from January 1, 2016 to June 14, 2016 in accordance with U.S. generally accepted accounting principles.

Other Matters

          U.S. generally accepted accounting principles require that the Supplementary Oil and Gas Disclosures contained herein be presented to supplement the basic Statement. Such information, although not a part of the basic Statement, is required by the Financial Accounting Standards Board who considers it to be an essential part of financial reporting for placing the basic Statement in an appropriate operational, economic, or historical context. We have applied certain limited procedures to the required

BOAZ ENERGY F-22

supplementary information in accordance with auditing standards generally accepted in the United States of America, which consisted of inquiries of management about the methods of preparing the information and comparing the information for consistency with management's responses to our inquiries, the basic Statement, and other knowledge we obtained during our audit of the basic Statement. We do not express an opinion or provide any assurance on the information because the limited procedures do not provide us with sufficient evidence to express an opinion or provide any assurance.

/s/ KPMG LLP

Dallas, Texas
December 14, 2017

BOAZ ENERGY F-23

MEMORIAL ACQUIRED PROPERTIES
STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

Period ended June 14, 2016
(in thousands)
REVENUES
Oil sales	$5,738
Natural gas and natural gas liquids sales	251
Other sales	303

Total operating revenue	6,292
DIRECT OPERATING EXPENSES
Lease operating expenses	5,780
Severance and ad valorem taxes	269

Total direct operating expenses	6,049

REVENUES IN EXCESS OF DIRECT OPERATING EXPENSES	$243

See accompanying Memorial Acquired Properties Notes to Statement of Revenues and Direct Operating Expenses.

BOAZ ENERGY F-24

MEMORIAL ACQUIRED PROPERTIES

NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES

1.       BASIS OF PRESENTATION

          On June 14, 2016, Boaz Energy II, LLC, a Delaware limited liability company, ("Boaz Energy") acquired (the "Memorial Acquisition") certain oil and gas leaseholds located in the State of Texas and various other related rights, permits, contracts, equipment and other assets (the "Memorial Acquired Properties") from Memorial Production Operating, LLC, a Delaware limited liability company (the "Seller"). The Memorial Acquisition closed on June 15, 2016 and the effective date for the Memorial Acquisition was April 1, 2016 (the "Effective Date"). The aggregate purchase price for the Acquisition was $37 million, including customary post-effective date adjustments, all of which was paid in cash.

          The accompanying Statement of Revenues and Direct Operating Expenses of the Memorial Acquired Properties (the "Statement") was prepared by Boaz Energy for the period from January 1, 2016 to June 14, 2016 based on carved-out financial information and data from the Seller's historical accounting records. Because the Memorial Acquired Properties are not separate legal entities, the accompanying Statement varies from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that it does not reflect certain expenses that were incurred in connection with the ownership and operations of the Memorial Acquired Properties including, but not limited to, general and administrative expenses, interest expense, and other indirect expenses. These cost were not separately allocated to the Memorial Acquired Properties in the accounting records of the Seller. In addition, these allocations, if made using historical general and administrative structures, would not produce allocations that would be indicative of the historical performance of the Memorial Acquired Properties had they been owned by Boaz Energy due to the differing size, structures, operations and accounting policies of the Seller and Boaz Energy. The accompanying Statement also does not included provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs which Boaz Energy will incur upon the allocation of the purchase price paid for the Memorial Acquired Properties. For these reasons, the Statement is not indicative of the results of operations of the Memorial Acquired Properties on the going forward basis due to changes in the business and omission of various operating expenses. Furthermore, no balance sheet has been presented for the Memorial Acquired Properties because not all of the historical costs and related working capital balances are segregated or easily obtainable, nor has information about the Memorial Acquired Properties' operating, investing and financing cash flows been provided for similar reasons. Accordingly, the accompanying Statement is presented in lieu of the financial statements required under Rule 3-05 of the Securities and Exchange Commission's ("SEC") Regulation S-X.

2.      USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of this Statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses during the respective reporting period. Actual results may differ from the estimates and assumptions used in the preparation of the Statement.

3.       COMMITMENTS AND CONTINGENCIES

          As represented by the Seller in the Acquisition Agreement, there are no known claims, litigation or disputes pending as of the effective date of the Acquisition Agreement, or any matters arising in the connection with indemnification, and neither Boaz Energy not the Seller are aware of any legal, environmental or other commitments or contingencies that would have a material adverse effect on the Statement.

BOAZ ENERGY F-25

MEMORIAL ACQUIRED PROPERTIES
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

4.      REVENUE RECOGNITION

          Seller records revenue from the sales of crude oil and natural gas when they are produced and sold. There were no gas imbalances as of June 14, 2016.

5.       DIRECT OPERATING EXPENSES

          Direct operating expenses are recorded when the related liability is incurred. Direct operating expenses include lease operating expenses, ad valorem taxes and severance taxes. Certain costs such as depletion, depreciation and amortization, accretion of asset retirement obligations, general and administrative expenses and interest expense were not allocated to the Memorial Acquired Properties.

6.      SUBSEQUENT EVENTS

          Management has evaluated subsequent events through December 14, 2017, the date the Statement of Revenues and Direct Operating Expenses were available to be issued, and are not aware of any events that have occurred that require adjustments to or disclosure in the financial statements.

7.      SUPPLEMENTAL DISCLOSURE OF OIL AND NATURAL GAS OPERATIONS (unaudited):

          Estimated quantities of proved oil and gas reserves of the Memorial Acquired Properties were derived from reserve estimates prepared by Boaz Energy's reserve engineers, as of June 14, 2016. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. All of the Memorial Acquired Properties proved reserves are located in the continental United States.

          Guidelines prescribed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 932 ("ASC 932"), Extractive Activities — Oil and Gas, have been followed for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Future cash inflows and future production and development costs are determined by applying prices and costs, including transportation, quality, and basis differentials, to the period-end estimated quantities of oil and gas to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor. Future operating costs are determined based on estimates of expenditures to be incurred in producing the proved oil and gas reserves in place at the end of the period using period-end costs and assuming continuation of existing economic conditions, plus overhead incurred. Future development costs are determined based on estimates of capital expenditures to be incurred in developing proved oil and gas reserves.

          The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect Boaz Energy's expectations of actual revenues to be derived from those reserves, nor their present value. The limitations inherent in the reserve quantity estimation process are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Boaz Energy emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped reserves are more imprecise than estimates of established proved producing oil and natural gas properties. Accordingly, these estimates are expected to change as future information becomes available. The standardized measure excludes income taxes as Boaz Energy is a limited liability company and not subject to income taxes. The Memorial Acquired Properties are located in Texas and are subject to the Texas franchise tax, at an entity-level, at a statutory rate of up to 1.0% of income that is apportioned to Texas.

BOAZ ENERGY F-26

MEMORIAL ACQUIRED PROPERTIES
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

          The following reserve quantity and future net cash flow information for the period ended June 14, 2016 was derived from the Memorial Acquired Properties' historical production and June 14, 2016, reserve report prepared by Boaz Energy's reserve engineer.

          The changes in the Memorial Acquired Properties' proved reserves for the period ended June 14, 2016 are:

	Oil (MBbls)	Natural Gas (MMcf)	Total (MBoe)
Proved developed and undeveloped reserves:
Balance, December 31, 2015	4,857	1,231	5,063
Revisions of previous estimates	158	243	198
Production	(169)	(117)	(189)

Balance, June 14, 2016	4,846	1,356	5,072

Proved developed reserves:
December 31, 2015	3,104	1,223	3,309
June 14, 2016	3,030	1,349	3,256
Proved undeveloped reserves:
December 31, 2015	1,753	8	1,754
June 14, 2016	1,816	8	1,817

          The prices used for estimating proved reserves as of June 14, 2016 oil and natural gas are $50.28 per one barrel ("Bbl") and $2.59 per one thousand cubic feet ("Mcf"), respectively. These prices were based on the unweighted arithmetic average of the first-day-of-the-month price for the 12 months prior to June 14, 2016. The oil pricing was based off the West Texas Intermediate price and the natural gas pricing was based on the Henry Hub Natural Gas price. All prices have been adjusted for transportation, quality and basis differentials.

          The Memorial Acquired Properties' future net cash flows relating to proved oil and natural gas reserves based on the standardized measure prescribed in ASC 932 are (in thousands):

Period Ended June 14, 2016
Future oil and natural gas sales	$228,790
Future production costs	(94,022)
Future development costs	(10,153)
Future income tax expense	(1,201)

Future net cash flow	123,414
10% annual discount	(60,802)

Standardized measure of discounted future net cash flows	$62,612

BOAZ ENERGY F-27

MEMORIAL ACQUIRED PROPERTIES
NOTES TO STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES — (Continued)

          The changes in the standardized measure of discounted future net cash flows relating to oil and natural gas properties are as follows (in thousands):

Period Ended June 14, 2016
Balance at the beginning of the period	$64,004
Net change in prices and production costs	(5,990)
Net change in future development costs	(181)
Sales of oil and natural gas, net of production costs	(243)
Revisions of previous quantity estimates	2,470
Net change in income taxes	(8)
Changes in timing and other	2,930
Accretion of discount	(372)

Balance at the end of the period	$62,612

BOAZ ENERGY F-28

BOAZ ENERGY II, LLC

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

          Boaz Energy II, LLC ("Boaz Energy") is a Delaware limited liability company formed on September 20, 2013 and is the sponsor of PermRock Royalty Trust, a Delaware statutory trust (the "Trust"). Immediately prior to the closing of this offering, Boaz Energy will convey a net profits interest (the "Net Profits Interest") which represents the right to receive 80% of the net profits from the sale of oil and natural gas production from certain properties located in the Permian Basin held by Boaz Energy as of the date of the conveyance (the "the Underlying Properties") to the Trust. Boaz Energy expects to use the net proceeds of this offering as set forth in "Use of Proceeds."

          The following unaudited pro forma financial statements of Boaz Energy have been prepared to illustrate: (i) the acquisition by Boaz Energy of certain properties in Crane County, Texas (the "Crane County Acquired Properties"), (ii) the conveyance of the Net Profits Interest to the Trust, and (iii) this offering and the use of net proceeds therefrom. The unaudited pro forma balance sheet as of December 31, 2017 gives effect to the conveyance of the Net Profits Interest and this offering and the use of net proceeds therefrom, as if each occurred on such date. The unaudited pro forma statement of operations for the year ended December 31, 2017 gives effect to the acquisition of the Crane County Acquired Properties, the conveyance of the Net Profits Interest and this offering and the use of net proceeds therefrom, as if each occurred on January 1, 2017, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

          These unaudited pro forma financial statements are for informational purposes only. They do not purport to present the results that would have actually occurred had the acquisition of the Crane County Acquired Properties, the conveyance of the Net Profits Interest and this offering and the use of net proceeds therefrom, been completed on the assumed dates or for the periods presented. Moreover, they do not purport to project Boaz Energy's financial position or results of operations for any future date or period.

          To produce the pro forma financial statements, Boaz Energy's management made certain estimates. These estimates are based on the most recently available information. To the extent there are significant changes in these amounts, the assumptions and estimates herein could change significantly. The unaudited pro forma financial statements should be read in conjunction with the accompanying notes to such unaudited pro forma financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Boaz Energy" and the audited historical financial statements of Boaz Energy included in this prospectus and elsewhere in the registration statement.

BOAZ ENERGY F-29

BOAZ ENERGY
UNAUDITED PRO FORMA BALANCE SHEET
(in thousands)

December 31, 2017
	Historical	Offering Adjustments	Pro Forma As Adjusted
Assets
Current assets:
Cash	$	$	$
Accounts receivable
Prepaid expenses
Total current assets

Oil and gas properties, successful efforts method:
Proved properties, net of accumulated impairment
Accumulated depreciation, depletion, and amortization

Total oil and gas properties

Other noncurrent assets:
Other property and equipment, net of accumulated depreciation
Deferred financing costs, net of accumulated amortization
Total assets	$	$	$

Liabilities and members' equity
Current liabilities:
Accounts payable	$	$	$
Accrued and other liabilities
Commodity price hedging contract — current

Total current liabilities

Noncurrent liabilities:
Asset retirement obligation
Line of credit
Commodity price hedging contract — noncurrent

Total noncurrent liabilities
Members' equity

Total liabilities and members' equity	$	$	$

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOAZ ENERGY F-30

BOAZ ENERGY
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
(in thousands)

Year Ended December 31, 2017
Boaz Energy
	January 1 through December 31, 2017	Crane County Acquisition	Offering Adjustments	Pro Forma As Adjusted
Revenues:
Oil and gas revenue
Total revenues	$	$	$	$

Expenses:
Lease operating expenses
Severance taxes
Depreciation, depletion, and amortization
Salaries and employee benefits
Accretion of asset retirement obligation
Professional services
Management fees
Other general and administrative expenses
Total expenses

Income from operations

Other income (expense):
Gain on sale of property
Gain on sale of assets (rolling stock)
Interest expense
Gain (loss) on commodity price hedging contracts

Total other expense

Net loss	$	$	$	$

The accompanying notes are an integral part of these unaudited pro forma financial statements.

BOAZ ENERGY F-31

BOAZ ENERGY II, LLC

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.       Basis of Presentation

          Boaz Energy will convey the Net Profits Interest to the Trust, which entitles the Trust to receive 80% of the net profits attributable to Boaz Energy's interest from the sale of oil and natural gas production from the Underlying Properties.

          In exchange for the conveyance of the Net Profits Interest, Boaz Energy will receive             trust units. The unaudited pro forma balance sheet assumes Boaz Energy will sell              of the trust units at $             per trust unit and will incur estimated direct transaction costs of approximately $             million (comprised of SEC, listing exchange, underwriter, legal, accounting and other fees).

          Boaz Energy will recognize a gain on the sale of the units representing the difference between the net proceeds of the offering and the historical cost of the Net Profits Interest.

          The net proceeds of the offering will be used to repay a portion of the outstanding borrowings under Boaz Energy's revolving credit facility, to make a distribution to its members and for general company purposes.

2.      Pro Forma Adjustments

          Pro Forma adjustments are necessary to reflect the acquisition of the Crane County Acquired Properties, the conveyance of the Net Profits Interest to the Trust and this offering and the use of proceeds therefrom. The pro forma adjustments included in the unaudited pro forma financial statements are as follows:

  (a)
  Pro forma adjustments record the effects of the acquisition of the Crane County Acquired Properties as if such acquisition occurred on January 1, 2017, in the case of the unaudited pro forma statement of operations.

    On December     , 2017, Boaz Energy closed the acquisition of the Crane County Acquired Properties for $             million after preliminary closing adjustments. The acquisition was funded with borrowings under Boaz Energy's revolving credit facility. This acquisition is included in the historical unaudited consolidated balance sheet of Boaz Energy as of December 31, 2017.

  (b)
  The pro forma adjustments included in the unaudited pro forma balance sheet are as follows:

Gross cash proceeds from the sale of trust units
Repayment of a portion of outstanding borrowings on revolving credit facility
Distribution to members of Boaz Energy
Payment of underwriting discount, structuring fee and other offering expenses

Cash proceeds remaining	$

BOAZ ENERGY F-32

BOAZ ENERGY II, LLC
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

          Boaz Energy will make an estimated distribution to its members to cover estimated tax liabilities in connection with the formation of the Trust.

(c)	Reduction of oil and natural gas properties due to conveyance of Net Profits Interest:
	Historical cost of Underlying Properties	$
Less: Asset retirement obligations

Property to be conveyed to the Trust
	Multiplied by percentage allocable to Net Profits Interest		80%

Historical cost of oil and natural gas properties to be conveyed to the Trust
	Multiplied by portion of trust units sold to the public		%

	Reduction of oil and natural gas proved properties due to conveyance of Net Profits Interest to the Trust	$

	Accumulated depletion, depreciation, and amortization of Underlying Properties	$
	Multiplied by percentage allocable to Net Profits Interest		80%

Accumulated depletion, depreciation, and amortization of oil and natural gas properties to be conveyed to the Trust
	Multiplied by portion of trust units sold to the public		%

	Reduction of accumulated, depletion, depreciation, and amortization due to conveyance of Net Profits Interest to the Trust	$

(d)	Gain on sale of Net Profits Interest calculated as follows:
	Gross cash proceeds from the sale of Trust units	$
Less: Net book value of conveyed Net Profits Interest
Plus: Boaz Energy retained interest in trust units ( %)
Payment of underwriting discounts, structuring fees and other offering expenses

	Gain on sale of units	$

          The gain on sale of units has been excluded from the unaudited pro forma statements of operations as the item is non-recurring.

          The pro forma adjustments included in the unaudited pro forma statements of operations are as follows:

  (e)
  For the Acquired Assets, depletion, depreciation, and amortization expense was recorded based on units of production utilizing an estimated unit rate based on proved reserves.

BOAZ ENERGY F-33

BOAZ ENERGY II, LLC
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS — (Continued)

  (f)
  Pro forma adjustments were recorded for accretion expense of asset retirement obligations of the Acquired Properties for the year ended December 31, 2017.

Year Ended December 31, 2017
(g)	Calculation of net profits:
Revenues of the Underlying Properties:
	Oil	$
Natural gas and natural gas liquids

Total revenues

Direct operating expenses of the Underlying Properties:
Lease operating expenses
Severance and ad valorem taxes

Total direct operating expenses

Development costs
Total expenses and development costs

Net profits
	Multiplied by percentage allocable to Net Profits Interest	80%

Net profits to Trust from Net Profits Interest
	Multiplied by portion of trust units sold to the public		%

	Reduction in Boaz Energy's total revenues due to Net Profits Interest of public unitholders	$

    As the Net Profits Interest burdens the conveyed properties with no obligation by the holder to pay expenses, the Net Profits Interest is treated as a royalty payment, with the associated amount shown as a reduction of Boaz Energy's revenues.

  (h)
  Reduce depreciation on assets conveyed to Trust.

  (i)
  Interest expense adjustments reflect borrowings under the revolving credit facility for the acquisition of the Crane County Acquired Properties and the subsequent repayment of a portion of outstanding borrowings with proceeds from the offering of trust units. For the year ended December 31, 2017, Boaz Energy's weighted average interest rate was approximately         %.

BOAZ ENERGY F-34

You should rely only on the information contained in this prospectus or in any free writing prospectus Boaz Energy and the trust may authorize to be delivered to you. Until                , 2018 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in the trust units, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trust Units

Prospectus

                            , 2018

Wells Fargo Securities
Goldman Sachs & Co. LLC
UBS Investment Bank

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

          Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority ("FINRA") filing and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ *
FINRA filing fee	*
NYSE listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Trustee fees and expenses	*
Miscellaneous	*

Total	$ *

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

          The trust agreement provides that the trustee and its officers, agents and employees shall be indemnified from the assets of the trust against and from any and all liabilities, expenses, claims, damages or loss incurred by it individually or as trustee in the administration of the trust and the trust assets, including, without limitation, any liability, expenses, claims, damages or loss arising out of or in connection with any liability under environmental laws, or in the doing of any act done or performed or omission occurring on account of it being trustee or acting in such capacity, except such liability, expense, claims, damages or loss as to which it is liable under the trust agreement. In this regard, the trustee shall be liable only for its own fraud, gross negligence or willful misconduct and shall not be liable for any act or omission of any agent or employee unless the trustee has acted in bad faith or with gross negligence in the selection and retention of such agent or employee. The trustee is entitled to indemnification from the assets of the trust and shall have a lien on the assets of the trust to secure it for the foregoing indemnification.

          Under Boaz Energy's operating agreement and subject to specified limitations, Boaz Energy's officers, managers, members and their affiliates, and their partners, officers, directors, employees and agents, are not liable, responsible or accountable in damages or otherwise to Boaz Energy or the other members for, and Boaz Energy has agreed to indemnify to the maximum extent permitted under the Delaware Limited Liability Company Act and save harmless Boaz Energy's officers, managers, members and their affiliates, and their partners, officers, directors, employees and agents from all liabilities (including payment or reimbursement of expenses incurred in connection with the appearance as a witness or other participation in a proceeding involving or affecting Boaz Energy at a time when such witness or participant is not a named defendant or respondent in the proceeding) for which indemnification is permitted under the Delaware Limited Liability Company Act. Subject to any terms, conditions or restrictions set forth in Boaz Energy's operating agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever. Reference is made to the Underwriting Agreement to be filed as an exhibit to this registration statement, which provides for the indemnification of Boaz Energy, its managers and officers and any person who controls Boaz Energy, including indemnification for liabilities under the Securities Act.

          In connection with the preparation and filing of any registration statement pursuant to the registration rights agreement, Boaz Energy will indemnify the trust and its agents from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. Boaz Energy will bear all costs and expenses incidental to any registration statement, excluding any underwriting discounts and fees.

Item 15.    Recent Sales of Unregistered Securities.

          In connection with the formation of the trust, the trust will issue to Boaz Energy trust units in exchange for the conveyance of the Net Profits Interest in an offering exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years by the trust.

Item 16.    Exhibits and Financial Statement Schedules.

          (a)     Exhibits.

          The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.

3.1	*	Certificate of Formation of Boaz Energy II, LLC.

3.2	**	Second Amended & Restated Limited Liability Company Agreement of Boaz Energy II, LLC.

3.3	*	Certificate of Trust of PermRock Royalty Trust.

3.4	*	Trust Agreement.

3.5	**	Form of Amended and Restated Trust Agreement.

5.1	**	Opinion of Richard, Layton & Finger, P.A. relating to the validity of the trust units.

5.2	**	Opinion of Vinson & Elkins L.L.P.

8.1	**	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

10.1	**	Form of Conveyance of Net Profits Interest.

10.2	**	Form of Registration Rights Agreement.

21.1	**	Subsidiaries of Boaz Energy II, LLC.

23.1	**	Consent of KPMG, LLP — Denver, Colorado office.

23.2	**	Consent of KPMG, LLP — Dallas, Texas office.

23.3	**	Consent of Richard, Layton & Finger, P.A. (contained in Exhibit 5.1).

23.4	**	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.2 and Exhibit 8.1).

23.5	**	Consent of Cawley, Gillespie & Associates, Inc.

24.1	*	Powers of Attorney (included on the signature pages).

Exhibit Number		Description
99.1	*	Summary Reserve Reports of Cawley, Gillespie & Associates, Inc. (included as Annexes R-1 and R-2 to the prospectus).

*
Filed herewith.

**
To be filed by amendment.

          (b)     Financial Statement Schedules.

          No financial statement schedules are required to be included herewith or they have been omitted because the information required to be set forth therein is not applicable.

Item 17.    Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

            (1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on                      , 2017.

Boaz Energy II, LLC
By:	Marshall Eves Chief Executive Officer and Manager

          Each person whose signature appears below appoints                      and                       , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated.

Name	Title	Date

Marshall Eves	Chief Executive Officer and Manager (Principal Executive Officer)	, 2017
Karan Eves	President and Manager (Principal Financial and Accounting Officer)	, 2017
David W. Hayes	Manager	, 2017
Tony R. Weber	Manager	, 2017
Scott A. Gieselman	Manager	, 2017

 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on                      , 2017.

PermRock Royalty Trust
By:	Boaz Energy II, LLC
By:	Marshall Eves Chief Executive Officer